Form 10-K, Exhibit 13
period 2005-12-31
FIRST STATE FINANCIAL CORP/FL
filed 2006-03-10
CIK 1282582

2005 ANNUAL REPORT FIRST STATE FINANCIAL CORPORATION

Page 1	Letter to Shareholders

Page 2	Summary Consolidated Financial Information

Page 3	Management’s Discussion and Analysis

Page 19	Report of Independent Registered Certified Public Accounting Firm

Page 20	Consolidated Financial Statements

Page 24	Notes to Consolidated Financial Statements

Dear Fellow Shareholders,
We’re proud to share with you the results of not only an exceptional 2005, but also a highly successful multi-year period. The past three years, in particular, have been characterized by the true unification of the two bank companies that formed First State Bank. This unification is symbolized by the Sunshine Skyway photo on the cover. The mighty Tampa Bay it crosses is an obstacle we’re proud to have overcome as we built a cohesive team between Pinellas County, to the north, and Sarasota County to the south.
In recent years, we have focused on smart, balanced growth. The dividends we’ve issued and our income growth from $2.1 million at the end of 2004 to $3.8 million at the end of 2005 are only part of the story. First State Bank has also improved the credit quality of our organization to the extent that we rank among the best in our FDIC peer group.
Our approach includes balancing real estate with commercial/industrial lending. As the Florida real estate market has taken on a more realistic pace, we’ve maintained our successful trends because we balance commercial business with consumer accounts and transactional deals, such as new developments, with longer-term relationships with manufacturers and retailers.
Our net income has grown from $365,000 in 2001 to nearly $4 million in 2005 and our total assets to almost $400 million, up from $147. Diluted earnings per share rose from $0.12 in 2001 to $0.65 in 2005 and return on average assets rose from 0.28% in 2001 to 1.21% in 2005.
As you may know, First State Financial Corporation went public in order to raise capital to support the growth of our company. One of the ways in which we intend to grow is through the acquisition of other banking companies within our primary and secondary markets. In the past year, we have explored several opportunities in detail and we continue to seek the right fit. For us, it’s not enough simply to acquire other banks. We’re seeking a bank with the potential to contribute to earnings in a reasonable period of time. In addition, we want to acquire growth within our targeted “footprint,” which ranges from Hernando County to Charlotte County, including Hillsborough (see the map on page 3). We’re also seeking additional branch locations to complement our existing operations in Sarasota and Pinellas counties, again looking for scenarios that might quickly begin to contribute to our bottom line.
A community bank is only as good as its leadership. This year, we welcomed Dave Ruppel, a former Pinellas bank president, to our staff as an executive vice president. In his first six months, he helped bring $250,000 in fee income and $38 million in loans to our company. We also welcomed Gene Oliver to our First State Bank board. Gene is one of Florida’s most well-respected bankers and brings a proven track record in managing acquisition growth.
We now have the infrastructure in place to operate a bank with up to a billion dollars in assets, thanks to our success in recruiting people with acquisition, integration and large community bank management experience. We also have the capital, technology, compliance, internal audit, credit management and strategic plans we need to continue to grow.
With a balanced approach to growth and profitability, director and officer oversight at every operating level, thorough preparation for contingencies such as severe weather, and a unified staff, First State is well positioned as we enter 2006.

Corey J. Coughlin	Thomas Wright	Neal Scaggs
President & CEO	Chairman of the Board,	Chairman of the Board,
	First State Bank	First State Financial Corporation
Except for historical information contained herein, this Annual Report contains comments or information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in the forward-looking statements.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
SUMMARY CONSOLIDATED FINANCIAL INFORMATION

Selected Five Year Data	As of or For the Years Ended December 31,
(In thousands, except per share data)	2005	2004	2003	2002	2001
Income Statement Data:
Interest income	$20,781	$13,879	$10,898	$9,136	$9,103
Interest expense	7,268	4,902	4,139	4,427	4,839
Net interest income	13,513	8,977	6,759	4,709	4,264
Provision for loan losses	735	786	1,050	399	340
Net interest income after provision for loan losses	12,778	8,191	5,709	4,310	3,924
Non-interest income	2,239	1,584	1,161	877	976
Non-interest expense	8,891	6,463	5,568	4,513	4,312
Income before income taxes	6,126	3,312	1,302	674	588
Income tax expense	2,289	1,240	507	239	223
Net income	3,837	2,072	795	435	365

Per Share Data:
Basic earnings per share	$0.65	$0.60	$0.26	$0.14	$0.12
Diluted earnings per share	0.65	0.59	0.26	0.14	0.12
Book value at year end	7.59	7.20	3.60	3.42	3.23
Cash dividends declared per common share	.20	n/a	n/a	n/a	n/a
Basic weighted-average common shares outstanding	5,860,599	3,474,861	3,086,240	3,032,262	3,013,324
Diluted weighted-average common shares outstanding	5,890,702	3,490,168	3,097,345	3,061,461	3,050,624

Balance Sheet Data:
Loans, net	$334,594	$224,395	$179,761	$120,146	$106,924
Total Assets	372,689	274,004	212,315	153,455	147,423
Deposits	312,625	212,384	184,734	137,747	133,025
Borrowed Funds	14,001	18,001	15,456	4,200	4,000
Stockholders’ equity	44,484	42,153	11,110	10,544	9,768

Selected Financial Ratios
(In thousands, except per share data)	2005	2004	2003	2002	2001
Return on average assets	1.21%	0.89%	0.43%	0.28%	0.28%
Return on average equity	8.86%	14.55%	7.34%	4.28%	3.86%
Efficiency	56.44%	61.20%	70.30%	80.79%	82.29%
Net interest margin (1)	4.48%	4.06%	3.90%	3.31%	3.66%

Capital Ratios:
Tier 1 leverage ratio (2)	12.54%	16.72%	5.58%	6.84%	n/a
Risk-based capital
Tier 1	13.13%	18.22%	6.06%	8.30%	n/a
Total	14.13%	19.40%	7.29%	9.55%	n/a
Period-end equity to period-end assets	11.94%	15.38%	5.23%	6.87%	6.63%

(1)	Represents net interest income on a fully tax-equivalent basis as a percentage of average interest-earning assets.

(2)	The leverage ratio is defined as the ratio of Tier 1 capital to average total assets

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS
Corporate and earnings overview
First State Financial Corporation (the “Company”, “we,” “our”), a Florida corporation organized in 1997, is a bank holding company whose wholly-owned subsidiary and principal asset is the First State Bank (the “Bank”). Our Bank is engaged in community-oriented commercial and retail banking. Our primary source of earnings is derived from income generated by our ownership and operation of the Bank. The Bank is a Florida chartered banking corporation with six branches located in Sarasota and Pinellas counties in West Central Florida. The Bank primarily focuses on providing personalized banking services to businesses and individuals within the market areas where our banking offices are located.
We reported 2005 net income of $3.8 million, an 85% increase over 2004 net income of $2.1 million. Net income for 2003 was $795,000. The Bank’s total assets and total loans have grown over $98 million and over $110 million in 2005 compared to the prior year. Such growth has enabled us to produce much higher earnings than in prior years. The increase in 2005 net income is due to increases in net interest income of $4.5 million, an increase in non-interest income of $655,000, and partially offset by an increase in non-interest expense of $2.4 million. Basic and diluted earnings per common share were 65 cents and 65 cents, respectively, in 2005, compared to 60 cents and 59 cents, respectively, in 2004. Basic and diluted weighted average shares outstanding were 5.86 million and 5.89 million, respectively, in 2005 and 3.47 million and 3.49 million, respectively, in 2004.
Return on average assets and return on average equity were 1.21% and 8.86%, respectively, for 2005, and 0.89% and 14.55%, respectively, for 2004. Average assets increased $84 million, or 36%, in 2005. Book value per common share increase 5% to $7.59 at December 31, 2005, from $7.20 at December 31, 2004. Capital ratios continue to exceed all regulatory requirements as we maintained our “well-capitalized” status. During 2005 we began issuing cash dividends. A total of 20 cents per common share was paid in 2005.
EARNINGS ANALYSIS
Net interest income
Net interest income is the most significant component of our earnings. Net interest income is comprised of interest income and loan-related fees, less interest expense. Net interest income is affected by numerous factors, including the level, pricing, mix and maturity of earning assets and interest-bearing liabilities, as well as interest rate fluctuations. For purposes of this discussion, net interest income has been adjusted to a fully tax-equivalent basis which restates tax-exempt income to an amount that would yield the same after-tax income had the income been subject to income taxes.
Net interest income for 2005 was $13.5 million, an increase of 51% over 2004 net interest income of $9 million. In 2004, net interest income grew 32.8% from $6.8 million in 2003. The increase in net interest income in 2005 is attributable to an increase in average earning assets of $81 million. The net interest margin was 4.48% in 2005, as compared to 4.06% in 2004 and 3.90% in 2003.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
The following table presents the Company’s average balances, interest earned or paid and average interest rates earned or paid for each of the years ended December 31, 2005, 2004 and 2003:
AVERAGE BALANCES and INTEREST RATES
(In thousands)

	For the Years Ended December 31,
	2005			2004			2003
		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Interest-earning assets:
Loans	$273,508	$19,771	7.23%	$196,968	$13,210	6.71%	$147,923	$10,199	6.89%
Investments, taxable	17,474	639	3.66%	17,327	553	3.19%	18,466	598	3.24%
Investments, non-tax (1)	1,697	98	5.77%	35	2	5.71%	—	—	—
Other	9,693	299	3.08%	6,900	114	1.65%	6,858	101	1.47%

Total interest-earning assets	302,372	20,807	6.88%	221,230	13,879	6.27%	173,247	10,898	6.29%
Non-interest earning assets	13,511			10,684			9,607

Total assets	$315,883			$231,914			$182,854

Interest-bearing liabilities:
Interest-bearing checking	$15,152	53	0.35%	$14,493	36	0.25%	$14,336	46	0.32%
Money market	41,723	896	2.15%	23,235	292	1.26%	21,245	221	1.04%
Savings	9,659	87	0.90%	8,520	27	0.32%	8,116	40	0.49%
Time	160,731	5,835	3.63%	132,780	4,159	3.13%	100,798	3,560	3.53%
Borrowings	8,875	397	4.47%	12,336	388	3.15%	9,828	272	2.77%

Total interest-bearing liabilities	236,140	7,268	3.08%	191,364	4,902	2.56%	154,323	4,139	2.68%
Non-interest-bearing liabilities:
Non-interest bearing deposits	33,666			24,872			16,770
Other liabilities	2,747			1,437			934

Total non-interest bearing liabilities	36,413			26,309			17,704

Stockholders’ equity	43,330			14,241			10,827

Total liabilities and stockholders’ equity	$315,883			$231,914			$182,854

Net interest income and net interest margin (2)		$13,539	4.48%		$8,977	4.06%		$6,759	3.90%
Less tax-equivalent adjustment included above		26			—			—

Net interest income		$13,513			$8,977			$6,759

(1)	On a fully tax-equivalent basis using a 34% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.

(2)	Net interest margin is net interest income divided by average total interest-earning assets.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
The net yield is affected by changes in the mix, volume and interest rates of the various categories of interest-earning assets and interest-bearing liabilities. The following table presents the effect of changes in average balance and rate on interest income, interest expense and net interest income for the periods indicated:
RATE/VOLUME ANALYSIS of NET INTEREST INCOME
(ON A FULLY TAXABLE EQUIVALENT BASIS)
(In thousands)

	2005 Compared to 2004			2004 Compared to 2003
	Volume	Rate	Change	Volume	Rate	Change
Increase (decrease) in interest earned on:
Loans	$5,466	$1,095	$6,561	$3,296	$(285)	$3,011
Investments, taxable	5	81	86	(37)	(8)	(45)
Investments, nontaxable (1)	96	—	96	2	—	2
Other	59	126	185	1	12	13

Total interest income	5,626	1,302	6,928	3,262	(281)	2,981

Increase (decrease) in interest paid on:
Interest-bearing checking	2	15	17	—	(10)	(10)
Money market	319	285	604	22	49	71
Savings	4	56	60	2	(15)	(13)
Time	955	721	1,676	1,035	(436)	599
Borrowings	(127)	136	9	76	40	116

Total interest expense	1,153	1,213	2,366	1,135	(372)	763

Change in net interest income	$4,473	$89	$4,562	$2,127	$91	$2,218

(1)	On a fully tax-equivalent basis using a 34% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.
Non-interest income
Non-interest income for 2005 was $2.2 million, compared to $1.6 million in 2004 and $1.2 million in 2003. Non-interest income is primarily composed of deposit service charges and fees, and mortgage banking fees. The increase in non-interest income was primarily due to an increase in mortgage banking fees of $542,000, or 89% over 2004. This was a result of an increase of 53% in production of residential mortgages.
Non-interest expense
Non-interest expenses for 2005 increased $2.4 million, or 38%, to $8.9 million. Non-interest expense for 2004 was $6.5 million and for 2003 it was $5.6 million. Salaries increased $1 million, or 36%, from 2004 to 2005 due to the addition of new staff positions and normal salary increases. Employee benefits increased $557,000, or 56%, due to increased medical insurance premiums. Professional fees increased $78,000, or 80%, due to several filings with the Securities and Exchange Commission, including the 2004 Stock Plan on Form S-8.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
The following table summarizes the various categories of non-interest expense for the years ended December 31, 2005, 2004 and 2003:
NON-INTEREST EXPENSE
(In thousands)

	2005	2004	2003
Salaries	$3,894	$2,865	$2,325
Employee benefits	1,554	998	669
Occupancy and equipment	1,194	1,026	1,015
Data processing	525	471	443
Professional services	175	97	170
Supplies	183	158	111
Advertising	250	160	67
Other	1,116	688	768

Total non-interest expense	$8,891	$6,463	$5,568

Taxes
For the years ended December 31, 2005, 2004, and 2003, the Company recorded income tax expense of $2.29 million, $1.24 million, and $507,000, respectively. Accordingly, our effective tax rates were 37.4%, 37.4% and 38.9% for 2005, 2004 and 2003, respectively. The determination of effective rates reflects items which are not taxed for income tax purposes, primarily tax-exempt interest income.
FINANCIAL CONDITION ANALYSIS
Investment securities
The Company’s investment securities portfolio of $20.4 million at December 31, 2005 consisted entirely of securities classified as available-for-sale and carried at fair value. This compares to investment securities of $16.6 million at December 31, 2004. The increase of $3.8 million in the portfolio was a result of our need to have available investment securities to pledge as collateral for borrowings. The unrealized gains and losses in the portfolio are reported as a separate component of stockholders’ equity, net of tax effects.
The portfolio of securities available for sale at December 31, 2005 had a net unrealized loss of $373,000, net of taxes, as compared to a net unrealized loss of $129,000, net of taxes, at December 31, 2004. Additional disclosure regarding investment securities can be found in footnote 2 of the Notes to Consolidated Financial Statements.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
The following table presents the Company’s investment portfolio as of December 31, 2005, 2004 and 2003:
INVESTMENT PORTFOLIO SCHEDULE
(In thousands)

	At December 31,
	2005	2004	2003
Investment securities available for sale (at fair value):
U.S. Government Agencies	$3,426	$2,482	$4,039
Municipals	4,362	192	—
Mortgaged-backed securities	12,573	13,903	16,182

Total investment securities available for sale	$20,361	$16,577	$20,221

Federal Home Loan Bank stock	$1,178	$1,234	$750
Beginning in 2004 an effort was begun to balance our portfolio amongst the various types of securities available to banks. To that end we have increased our holdings of municipal securities to $4.4 million, fair value.
The maturities and weighted average yields of investment securities as of December 31, 2005 and 2004 are set forth below. The weighted average interest yields are calculated by dividing the sum of the individual security yield weights by the total book value of the securities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
INVESTMENT SECURITIES MATURITIES & YIELDS
(Dollars in thousands)

	At December 31, 2005, maturing
	1 Year		1 Year to		5 Years to		After
	or Less		5 Years		10 Years		10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Maturity Distributions Available for Sale(1):
U.S. Government Agencies	$—	—	$3,426	3.99%	$—	—	$—	—
Municipals (2)	—	—	—	—	—	—	4,362	5.77%
Mortgaged-backed securities	—	—	689	3.79%	3,697	3.34%	8,187	4.23%

	$—		$4,115		$3,697		$12,549

	At December 31, 2004, maturing
	1 Year		1 Year to		5 Years to		After
	or Less		5 Years		10 Years		10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Maturity Distributions Available for Sale(1):
U.S. Government Agencies	$497	1.10%	$1,985	3.68%	—	—	—	—
Municipals (2)	—	—	—	—	—	—	192	5.02%
Mortgaged-backed securities	—	—	591	3.79%	4,856	3.28%	8,456	3.88%

	$497		$2,576		$4,856		$8,648

(1)	As investment securities available for sale are held for indefinite periods of time and are not intended to be held to maturity, contractual maturity may differ from actual disposal.

(2)	On a fully tax-equivalent basis using a 34% federal income tax rate, reduced by the non-deductible portion of interest expense.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
Loans
At December 31, 2005, the gross loan portfolio balance was $339.5 million, as compared to the December 31, 2004 loan balance of $227.9 million. Average net loans were $273.5 million in 2005, compared to $197.0 million in 2004. Loan production has grown dramatically since 2003 with an over 40% annualized growth. This is a result of our new management’s growth strategy and a strong local economy. The loan-to-deposit ratio was 108% at December 31, 2005, compared to 107% at December 31, 2004. Asset quality continued to be good, with non-performing assets of $1.1 million at December 31, 2005, compared to $803,000 at December 31, 2004. The composition of the portfolio is presented in the following table:
LOAN PORTFOLIO ANALYSIS
(In thousands)

	At December 31,
	2005	2004	2003	2002	2001
Commercial	$54,923	$35,295	$31,860	$26,338	$22,475
Real estate:
Residential	44,106	35,388	27,660	22,112	19,417
Commercial	186,578	130,250	104,586	60,424	52,551
Construction	45,084	21,449	12,799	9,268	10,468
Consumer and other	8,849	5,547	5,622	3,857	3,512

Total loans	339,540	227,929	182,527	121,999	108,423
Less: Net deferred loan fees	(1,549)	(807)	(491)	(160)	(98)
Allowance for loan losses	(3,397)	(2,727)	(2,275)	(1,693)	(1,401)

Total loans, net	$334,594	$224,395	$179,761	$120,146	$106,924

The following tables present the maturities of loans outstanding at December 31, 2005 and an analysis of sensitivities of loans in our portfolio.
LOAN MATURITY SCHEDULE
(In thousands)

	Loans Maturing
	Within	1 to	After
	1 year	5 years	5 years	Total
Commercial	$31,416	$17,101	$6,406	$54,923
Real estate:
Residential	6,565	13,064	24,477	44,106
Commercial	22,951	22,394	141,233	186,578
Construction	26,442	15,953	2,689	45,084
Consumer and other	898	3,484	4,467	8,849

Total loans	$88,272	$71,996	$179,272	$339,540

Loans with:
Fixed rates	$6,033	$30,630	$3,789	$40,452
Variable rates	82,239	41,366	175,483	299,088

Total loans	$88,272	$71,996	$179,272	$339,540

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
Allowance for loan losses
We have established an allowance for loan losses through a provision for loan losses charged to expense. The allowance represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans, including consideration of such factors as the balance of impaired loans, changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, and a review of specific problem loans. On a monthly basis, we perform an analysis of the adequacy of the loan loss allowance. The analysis uses an eight point grade system to rate the loan portfolio. The eight categories are 1-Superior, 2-Very Satisfactory, 3-Satisfactory, 4-Acceptable, 5-Adequate, 6-Special Mention, 7-Substandard, 8-Doubtful. Each loan is assigned a rating at origination and then reviewed periodically by the loan officer. All significant commercial loans classified as either “substandard” or “doubtful” are reviewed at the end of each period to determine if a specific reserve is needed for that credit. The determination of a specific reserve for an impaired asset is evaluated in accordance with Statement of Financial Accounting Standards No. 114, and a specific reserve is very common for significant credits classified as either “substandard” or “doubtful.” The establishment of a specific reserve does not necessarily mean that the credit with the specific reserve will definitely incur loss at the reserve level. It is only an estimation of potential loss based upon anticipated events. A general allocation is made for all other commercial loans based on factors including historical loss rate, perceived economic conditions, recent trends in loan loss history, and concentrations of credit. These factors are reviewed and updated as necessary on a quarterly basis.
Residential and consumer loans generally are not analyzed individually. These loans are grouped into pools and assigned risk categories based on their current payment status and management’s assessment of risk inherent in the various types of loans. The allocations are based on the same factors as used for commercial loans. When appropriate, a specific reserve will be established for individual loans.
The balance in the allowance for loan losses at December 31, 2005 was $3.4 million, or 1%, of total loans. This is an increase of $670,000 from the December 31, 2004 allowance balance of $2.7 million, or 1.20% of total loans. Our focus on credit quality has allowed us to reduce the percentage of allowance to total loans while maintaining an allowance we feel is adequate based on the analysis procedures mentioned above.
Our non-performing assets as a percentage of total assets remained low at .29% at December 31, 2005 and 2004. There were $1.1 million in non-performing assets at December 31, 2005, compared to $803,000 at December 31, 2004. At December 31, 2005, non-performing assets represents five customer relationships. The largest relationship represents $597,000, or 55%, of nonaccrual loans. This relationship consists of seven commercial real estate investment properties with a chronic delinquency history and the borrower/guarantor is in bankruptcy. We believe that the collateral for these loans, along with a specific allocation of the allowance, sufficiently protects us from further loss.
During 2005, the allowance was increased by a $735,000 charge to the provision and offset by $65,000 in net charge-offs. This is compared to 2004 activity of a $786,000 charge to the provision offset by $334,000 in net charge-offs. As a result of our focus on originating quality loans, our net charge-offs as a percentage of average net loans outstanding has decreased to .02% from .17% for 2004.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
The following table presents an analysis of the Company’s allowance for loan losses for the last five years:
ALLOWANCE FOR LOAN LOSSES ANALYSIS
(Dollars in thousands)

	At December 31,
	2005	2004	2003	2002	2001
Average loans outstanding during the period	$273,508	$196,968	$147,923	$115,393	$90,571

Total loans at period end	$339,540	$227,929	$182,527	$121,999	$108,423

Beginning balance of allowance for loan losses	$2,727	$2,275	$1,693	$1,401	$1,481
Loans charged-off:
Real estate	5	26	249	—	25
Commercial	76	155	168	91	303
Consumer	72	224	118	21	135

Total loans charged-off	153	405	535	112	463
Recoveries of loans previously charged-off:
Real estate	10	13	7	—	—
Commercial	50	21	46	—	40
Consumer	28	37	14	5	3

Total recoveries	88	71	67	5	43

Net charge-offs (recoveries)	65	334	468	107	420
Provision for loan losses	735	786	1,050	399	340

Ending balance of allowance for loan losses	$3,397	$2,727	$2,275	$1,693	$1,401

Net charge-offs(recoveries) as a percentage of average net loans outstanding	0.02%	0.17%	0.32%	0.09%	0.46%
Allowance for loan losses as a percentage of nonperforming loans	312.80%	339.60%	182.15%	136.75%	140.80%
The following table presents a summary of the Company’s non-performing assets for the last five years:
NON-PERFORMING ASSETS
(Dollars in thousands)

	At December 31,
	2005	2004	2003	2002	2001
Non-accrual loans	$1,086	$803	$1,249	$866	$295
Accruing loans delinquent 90 days or more	—	—	—	372	700

Total non-performing loans	1,086	803	1,249	1,238	995
Other real estate owned	—	—	—	474	487

Total non-performing assets	$1,086	$803	$1,249	$1,712	$1,545

Total non-performing assets to total assets	0.29%	0.29%	0.59%	1.12%	1.05%

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
The following table represents our best estimate of the allocation of the allowance for loan losses to the various segments of the loan portfolio based on information available as of the dates indicated. Due to the ongoing evaluation and changes in the basis for the allowance for loan losses, actual future charge-offs will not necessarily follow the allocations described below.
ALLOWANCE FOR LOAN LOSSES BY CATEGORY
(Dollars in thousands)

	At December 31,
	2005		2004		2003		2002		2001
		% of		% of		% of		% of		% of
		loans to		loans to		loans to		loans to		loans to
		total		total		total		total		total
	Amount	loans	Amount	loans	Amount	loans	Amount	loans	Amount	loans
Commercial	$382	16.2%	$246	15.5%	$277	17.4%	$305	21.6%	$221	20.7%
Real estate:
Residential	302	13.0%	279	15.5%	265	15.2%	189	18.1%	113	17.9%
Commercial	2,180	54.9%	1,837	57.2%	1,260	57.3%	933	49.5%	753	48.5%
Construction	258	13.3%	144	9.4%	63	7.0%	35	7.6%	63	9.7%
Consumer and other	214	2.6%	199	2.4%	84	3.1%	78	3.2%	38	3.2%
Unallocated	61	n/a	22	n/a	326	n/a	153	n/a	213	n/a

Total allowance for loan losses	$3,397	100.0%	$2,727	100.0%	$2,275	100.0%	$1,693	100.0%	$1,401	100.0%

Deposits
Our deposit base is our primary funding source. We believe that substantially all of our depositors are residents in our primary market area. We do not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the business.
Average total deposits increased $57 million, or 28%, to $260.9 million in 2005. The largest increase by category of average deposits was certificates of deposit, which grew $28 million, or 21% from the previous year.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
The following table presents the average balances and weighted average rates for our categories of deposits for the years ended December 31, 2005, 2004 and 2003:
AVERAGE DEPOSIT BALANCES and WEIGHTED AVERAGE RATES
(Dollars in thousands)

	Years Ended December 31,
	2005			2004			2003
			% of			% of			% of
	Average	Average	total	Average	Average	total	Average	Average	total
	balance	rate	deposits	balance	rate	deposits	balance	rate	deposits
Noninterest-bearing deposits	$33,666		12.9%	$24,872		12.2%	$16,770		10.4%
Interest-bearing deposits:
Interest-bearing checking	15,152	0.35%	5.8%	14,493	0.25%	7.1%	14,336	0.32%	8.9%
Money market	41,723	2.15%	16.0%	23,235	1.26%	11.4%	21,245	1.04%	13.2%
Savings	9,659	0.90%	3.7%	8,520	0.32%	4.2%	8,116	0.49%	5.0%
Time	160,731	3.63%	61.6%	132,780	3.13%	65.1%	100,798	3.53%	62.5%

Total	$260,931	2.40%	100.0%	$203,900	2.21%	100.0%	$161,265	2.40%	100.0%

The following table presents the maturity of certificates of deposit as of December 31, 2005:
CERTIFICATES of DEPOSIT MATURITY SCHEDULE
(In thousands)

	Deposits	Deposits
	$100,000	less than
	and greater	$100,000	Total
Months to maturity:
Less than 3 months	$7,389	$14,750	$22,139
3 to 6 months	13,167	19,062	32,229
6 to 12 months	13,267	28,727	41,994
More than 12 months	22,504	71,250	93,754

Total	$56,327	$133,789	$190,116

Off-Balance Sheet Arrangements and Contractual Obligations
We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. Our off-balance sheet arrangements and contractual obligations at December 31, 2005 are summarized in the table that follows. The amounts for commitments to extend credit and letters of credit are contingent obligations, some of which are expected to expire without being drawn upon. As a result, the amounts shown for these items do not necessarily represent future cash requirements. We believe that our current sources of liquidity are more than sufficient to fulfill the obligations we have as of December 31, 2005.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued

			Over One	Over Three
			Year	Years
	Total	One year	Through	through	Over Five
	Amounts	or Less	Three Years	Five Years	Years
(Dollar amounts in thousands)
Commitments to extend credit	$62,686	$33,578	$13,391	$1,510	$14,207
Standby letters of credit	976	976	—	—	—
Operating lease obligations	699	186	265	248	—
FHLB advances and other borrowings	14,001	11,001	3,000	—	—

Total	$78,362	$45,741	$16,656	$1,758	$14,207

Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Unused home equity lines, which comprise a substantial portion of these commitments, generally expire 20 years from their date of origination. Other loan commitments generally expire in 30 days.
Standby letters of credit are conditional commitments issued by the Bank to assure the performance or financial obligation of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. We generally hold collateral and/or personal guarantees supporting these commitments.
The Bank is under two operating leases. These are described in Note 4 of the Notes to the Consolidated Financial Statements.
Federal Home Loan Bank advances and other borrowings are discussed in Note 6 of the Notes to the Consolidated Financial Statements.
Capital
Stockholders’ equity increased $2.3 million in 2005 to $44.5 million. Stockholders’ equity increased by $3.8 million from net income and $19,000 from the issuance of common stock resulting from the exercise of options. Stockholders’ equity was reduced by $1.2 million for dividends declared on common stock, $244,000, net of tax, for other comprehensive income relating to unrealized holding losses on available-for-sale securities, and $109,000 in issuance costs from the Company’s initial public offering held in December of 2004. For the year ended December 31, 2005, the return on average equity was 8.86%, compared to 14.55% for the year ended December 31, 2004. For the year ended December 31, 2005, the return on average assets was 1.21%, compared to 0.89% for the year ended December 31, 2004.
At year-end 2005 there were 5,863,265 shares of common stock outstanding, compared to 5,856,265 shares at year-end 2004. There were 321 shareholders of record as of December 31, 2005. During 2005, we began declaring cash dividends of 20 cents per common share. Cash dividends declared totaled $1.2 million in 2005. Prior to 2005 we had not declared any dividends. Our dividend payout ratio for 2005 was 30.6% and our dividend yield was 1.31%.
Our common stock trades on the NASDAQ Stock Market under the symbol FSTF. We began trading on December 15, 2004. Prior to that date there was no public market for our common stock. We are aware of certain transactions in the common stock that occurred prior to our initial public offering. The high and low prices, by quarter, for 2004 consist of the transaction of which we are aware. High and low prices for the years ended December 31, 2005 and 2004, by quarter, are as follows:

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
COMMON STOCK PRICES

	2005		2004
	High	Low	High	Low
First quarter	$13.15	$11.94	$6.25	$5.00
Second quarter	12.50	10.81	6.25	6.25
Third quarter	14.80	12.45	6.25	6.25
Fourth quarter	15.75	13.98	13.43	12.40
Continued growth and profitability of the Company are dependent upon maintenance of adequate levels of capital. The capital adequacy of the Company is determined based on the level of capital as well as asset quality, liquidity and earnings history. At December 31, 2005, the Company and the Bank were rated “well capitalized” by their regulatory agency. It is our goal to maintain the “well capitalized” category for regulatory capital.
Regulatory capital guidelines divide capital into two tiers. Tier 1 capital consists of shareholders’ equity less goodwill and the unrealized gain/loss on available-for-sale securities. Tier 2 capital consists of Tier 1 capital plus the allowance for loan losses and 45% of unrealized gain on available-for-sale securities. In addition to Tier 1 and Tier 2 capital ratio requirements, regulatory capital guidelines set forth certain leverage capital requirements. This ratio is computed by dividing Tier 1 capital by unadjusted total assets. The Company’s leverage ratio at December 31, 2005, was 12.54%, compared to 16.72% at year-end 2004, and compared to the regulatory guideline of 5% for “well capitalized” institutions.
The following table presents the regulatory capital levels and ratios of the Company at December 31, 2005, 2004 and 2003:
REGULATORY CAPITAL
(Dollars in thousands)

	December 31,
	2005	2004	2003
Tier 1 Capital:
Stockholders’ equity (1)	$44,856	$42,282	$11,250
Tier II Capital:
Allowance for loan loss	3,397	2,727	2,275
45% of unrealized gain on available for sale equity securities	—	—	—

Total Capital	$48,253	$45,009	$13,525

Risk-adjusted assets	$341,514	$252,820	$201,279

Risk-based capital ratios (2)
Leverage ratio	12.54%	16.72%	5.59%
Tier I Capital	13.13%	18.22%	6.08%
Total Capital	14.13%	19.40%	7.30%

(1)	Adjusted for the unrealized gain/loss on securities available for sale.

(2)	The regulatory ratios for a “well-capitalized” institution are: Tier I Capital 6%; Total Capital 10%; Leverage 5%.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
Liquidity
The objective of liquidity management is to maintain cash flow requirements to meet immediate and ongoing future needs for loan demand, deposit withdrawals, maturing liabilities and expenses. In evaluating actual and anticipated needs, the Company seeks to obtain funds at the most economical cost. We believe that our level of liquidity is sufficient to meet future funding requirements.
For banks, liquidity represents the ability to meet both loan commitments and withdrawals of deposited funds. Funds to meet these needs can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect a bank’s ability to meet liquidity needs. The Bank’s principal sources of funds are deposits; payments, paydowns, and maturities on loans; payments, maturities, and sales of investments; and capital contributions by the Company. As additional sources of funds, the Bank has credit availability with the Federal Home Loan Bank amounting to $55.9 million and Federal Funds purchased lines available at correspondent banks amounting to $2 million.
Cash and cash equivalents declined $18.6 million in 2005. The main contributor to this decrease was loan production outpacing deposit generation. Earlier in the year, we used excess liquidity to repay borrowings with the Federal Home Loan Bank. As the year progressed we again accessed our credit availability with the Federal Home Loan Bank to fund loan production. In addition, focus was put on increasing our investment portfolio with over $8.5 million in securities added.
Asset / Liability Management and Interest Rate Risk
Changes in interest rates can substantially impact our long-term profitability and current income. An important part of our efforts to maintain long-term profitability is the management of interest rate risk. The goal is to maximize net interest income within acceptable levels of interest rate risk and liquidity. Interest rate exposure is managed by monitoring the relationship between interest-earning assets and interest-bearing liabilities, focusing on the size, maturity or repricing date, rate of return and degree of risk. The Bank’s Asset / Liability Management Committee oversees the interest rate risk management and reviews the Bank’s asset / liability structure on a monthly basis.
The Bank uses interest rate sensitivity analysis (“GAP analysis”) to monitor the amount and timing of balances exposed to changes in interest rates. The GAP analysis is not relied upon solely to determine future reactions to interest rate changes because it is presented at one point in time and could change significantly from day-to-day. The table presented below shows the Bank’s GAP analysis at December 31, 2005:

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
INTEREST RATE SENSITIVITY ANALYSIS
(Dollars in thousands)

	Term to Repricing
	3 months	4 to 6	7 to 12	1 to	Over
	or less	months	months	5 Years	5 Years	Total
Interest-earning assets:
Interest-bearing deposit in other bank	$150	$—	$—	$—	$—	$150
Federal funds sold	362	—	—	—	—	362
Investment securities				3,426	16,935	20,361
Federal Home Loan Bank stock	1,178					1,178
Loans	144,156	7,184	18,164	166,079	3,957	339,540

Total interest-earning assets	$145,846	$7,184	$18,164	$169,505	$20,892	$361,591

Interest-bearing liabilities:
Interest-bearing checking	$16,240	$—	$—	$—	$—	$16,240
Money market	48,147	—	—	—	—	48,147
Savings	13,548	—	—	—	—	13,548
Time	22,139	32,229	41,994	93,754	—	190,116
Borrowings	1	—	11,000	3,000	—	14,001

Total interest-bearing liabilities	$100,075	$32,229	$52,994	$96,754	$—	$282,052

Interest sensitivity gap	$45,771	($25,045)	($34,830)	$72,751	$20,892	$79,539

Cumulative gap	$45,771	$20,726	($14,104)	$58,647	$79,539	$79,539

Cumulative gap as a percentage of total interest-earning assets	12.66%	5.73%	-3.90%	16.22%	22.00%
The Bank uses simulation analysis to quantify the effects of various immediate parallel shifts in interest rates on net interest income over the next 12 month period. Such a “rate shock” analysis requires key assumptions which are inherently uncertain, such as deposit sensitivity, cash flows from investments and loans, reinvestment options, our capital plan, market conditions and the timing, magnitude and frequency of interest rate changes, and other information. As a result, the simulation is only a best-estimate and cannot accurately predict the impact of future rate changes on net income. As of December 31, 2005, the Bank’s simulation analysis projects a decrease to net interest income of 13.7%, assuming an immediate parallel shift downward in interest rates by 200 basis points. If rates rise by 200 basis points, the simulation analysis projects net interest income would increase by 12.8%. These projected levels are within our policy limits.
Off-Balance Sheet Risk
The Bank is party to financial instruments with off-balance sheet risk which are created in the normal course of business to meet the financing needs of its customers. Please refer to Note 16 in the Notes to Consolidated Financial Statements for a discussion of these arrangements.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
Critical Accounting Policies
Our financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, we must use our best judgment to arrive at the carrying value of certain assets. The most critical accounting policy applied by us is that related to the valuation of the loan portfolio.
A variety of estimates impact the carrying value of the loan portfolio, including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and placing loans on non-accrual status, and the amount and amortization of loan fees and deferred origination costs.
The allowance for loan losses is a subjective judgment that we must make regarding the loan portfolio. The allowance is established and maintained at a level that we believe is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses are made by analyzing historical losses, current trends in delinquencies and charge-offs, and changes in the size and composition of the loan portfolio. The analysis also requires consideration of the economic climate, change in lending rates, political conditions, and legislation impacting the banking industry and economic conditions specific to the West Central region of Florida. Where there is a question as to the impairment of a specific loan, management obtains valuations of the property or collateral securing the loan, and current financial information from the borrower. Because the calculation of the allowance for loan losses relies on estimates and judgments relating to inherently uncertain events, actual results may differ from our estimates. For a more detailed discussion of the allowance for loan losses, see the section entitled “Allowance for Loan Losses” of this Management’s Discussion and Analysis and Notes 1 and 3 of the Notes to Consolidated Financial Statements.
Our significant accounting policies are discussed in Note 1 in the Notes to Consolidated Financial Statements.
Fourth Quarter Results
Net income for the fourth quarter of 2005 was $1.2 million, a 93% increase over fourth quarter 2004’s net income of $634,000. Diluted earnings per share increased to 21 cents per common share in the fourth quarter of 2005 compared to 16 cents per common share in the fourth quarter of 2004. Tax-equivalent net interest income for the fourth quarter of 2005 was $4 million, a 58.6% increase over fourth quarter 2004 net interest income on $2.5 million. The provision for loan losses was $255,000 for the fourth quarter of 2005, as compared to $268,000 for the same period in 2004.
Non-interest income grew to $700,000 in the fourth quarter of 2005 versus $452,000 for the fourth quarter of 2004. There was a slight improvement in service charges and fees. The majority of the increase came from mortgage banking fees which have been exceptional this year, with a 139% increase in these fees in the fourth quarter of 2005 as compared to the comparable period in 2004. Non-interest expense grew to $2.5 million in the fourth quarter of 2005 versus $1.7 million in the fourth quarter of 2004. As mentioned earlier in this discussion, salaries and benefits increased substantially. A quarter versus quarter comparison shows salaries and benefits rising $500,000 or 46.9%. The majority of our expenses stayed flat with the exception of other expense. Other expense for the fourth quarter of 2005 was $302,000 compared to $163,000 for the comparable period of 2004. The majority of this increase was seen in travel, training, insurance and miscellaneous loan expenses.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
MANAGEMENT’S DISCUSSION and ANALYSIS — continued
Forward-Looking Statements
This Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words “may,” “would,” “could,” “will,” “expect,” “anticipate,” “believe,” “intend,” “plan,” and “estimate,” as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to:
•	significant increases in competitive pressure in the banking and financial services industries;

•	changes in the interest rate environment which could reduce anticipated or actual margins;

•	changes in political conditions or the legislative or regulatory environment;

•	the level of allowance for loan loss;

•	the rate of delinquencies and amounts of charge-offs;

•	the rates of loan growth;

•	adverse changes in asset quality and resulting credit risk-related losses and expenses;

•	general economic conditions, either nationally or regionally and especially in primary service areas, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

•	changes occurring in business conditions and inflation;

•	changes in technology;

•	changes in monetary and tax policies;

•	changes in the securities markets; and
other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
First State Financial Corporation
Sarasota, Florida
We have audited the accompanying consolidated balance sheets of First State Financial Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First State Financial Corporation at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Crowe Chizek and Company LLC
Fort Lauderdale, Florida
January 20, 2006

FIRST STATE FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and December 31, 2004
(Dollar amounts in thousands)

	2005	2004
ASSETS
Cash and due from financial institutions	$5,883	$4,901
Federal funds sold	362	19,951

Cash and cash equivalents	6,245	24,852
Interest bearing deposits in other financial institutions	150	150
Securities, available for sale	20,361	16,577
Loans, net of allowance of $3,397 and $2,727	334,594	224,395
Federal Home Loan Bank stock	1,178	1,234
Premise and equipment, net	4,596	4,283
Other assets	5,565	2,513

Total Assets	$372,689	$274,004

LIABILITIES and STOCKHOLDERS’ EQUITY
Deposits
Demand	$44,574	$28,386
Interest-bearing checking	16,240	13,355
Money market	48,147	33,043
Savings	13,548	8,554
Time	190,116	129,046

Total deposits	312,625	212,384
Accrued interest payable and other liabilities	1,579	1,466
Federal Home Loan Bank advances & other borrowings	14,001	18,001

Total Liabilities	328,205	231,851

Stockholders’ Equity
Common stock, $1 par value; 25,000,000 shares authorized;
2005 - 5,863,265 shares outstanding;
2004 - 5,856,265 shares outstanding	5,863	5,856
Additional paid-in capital	31,763	31,860
Retained earnings	7,231	4,566
Accumulated other comprehensive income (loss)	(373)	(129)

Total Stockholders’ Equity	44,484	42,153

Total Liabilities and Stockholders’ Equity	$372,689	$274,004

See Notes to Consolidated Financial Statements

FIRST STATE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 2005, 2004 and 2003
(Dollar amounts in thousands except per share data)

	2005	2004	2003
Interest and Dividend Income
Loans, including fees	$19,771	$13,210	$10,199
Taxable securities	640	554	598
Tax exempt securities	71	1	—
Federal funds sold and other	299	114	101

	20,781	13,879	10,898

Interest expense
Deposits	6,871	4,514	3,867
Federal Home Loan Bank advances and other borrowings	397	388	272

	7,268	4,902	4,139

Net Interest Income	13,513	8,977	6,759
Provision for loan losses	735	786	1,050

Net interest income after provision for loan losses	12,778	8,191	5,709
Non-interest income
Service charges and other fees	1,026	944	758
Mortgage banking fees	1,151	609	394
Net loss on sale of foreclosed assets	—	—	(27)
Other	62	31	36

	2,239	1,584	1,161

Non-interest expense
Salaries and employee benefits	5,448	3,863	2,994
Occupancy and equipment	1,194	1,026	1,015
Data processing	525	471	443
Professional services	175	97	170
Stationery and supplies	183	158	111
Advertising and marketing	250	160	67
Other	1,116	688	768

	8,891	6,463	5,568

Income before income taxes	6,126	3,312	1,302
Income tax expense	2,289	1,240	507

Net Income	$3,837	$2,072	$795

Earnings per share
Basic	$0.65	$0.60	$0.26
Diluted	$0.65	$0.59	$0.26
Average common shares outstanding
Basic	5,860,599	3,474,861	3,086,240
Diluted	5,890,702	3,490,168	3,097,345
Dividends per share	$0.20	$0.00	$0.00
See Notes to Consolidated Financial Statements

FIRST STATE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the years ended December 31, 2005, 2004 and 2003
(Dollar amounts in thousands except share data)

					Accumulated
			Additional		Other
		Common	Paid-in	Retained	Comprehensive
	Shares	Stock	Capital	Earnings	Income(Loss)	Total
Balance at January 1, 2003	3,086,240	$3,086	$5,651	$1,699	$108	$10,544
Comprehensive income:
Net income				795		795
Change in net unrealized gain (loss) on investment securities available for sale, net of tax effects					(229)	(229)

Total Comprehensive Income						566

Balance at December 31, 2003	3,086,240	$3,086	$5,651	$2,494	$(121)	$11,110

Comprehensive income:
Net income				2,072		2,072
Change in net unrealized gain (loss) on investment securities available for sale, net of tax effects					(8)	(8)

Total Comprehensive Income						2,064
Exercise stock options	23,400	23	42			65
Issuance of common stock	2,746,625	2,747	26,167			28,914

Balance at December 31, 2004	5,856,265	$5,856	$31,860	$4,566	$(129)	$42,153
Comprehensive income:
Net income				3,837		3,837
Change in net unrealized gain (loss) on investment securities available for sale, net of tax effects					(244)	(244)

Total Comprehensive Income						3,593
Exercise of stock options	7,000	7	12			19
Offering costs related to 2004 stock issuance			(109)			(109)
Cash dividend declared, $.20 per share				(1,172)		(1,172)

Balance at December 31, 2005	5,863,265	$5,863	$31,763	$7,231	$(373)	$44,484

See Notes to Consolidated Financial Statements

FIRST STATE FINANCIAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2005, 2004 and 2003
(Dollar amounts in thousands)

	2005	2004	2003
Cash flows from operating activities:
Net income	$3,837	$2,072	$795
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	735	786	1,050
Depreciation	377	401	400
Net amortization of securities	87	162	188
Loss on sale of foreclosed assets	—	—	27
Net change in other assets	(2,915)	(342)	(32)
Net change in accrued expenses and other liabilities	113	451	51

Net cash from operating activities	2,234	3,530	2,479

Cash flows from investing activities:
Net change in time deposits	—	200	147
Available-for-sale securities:
Maturities, prepayments and calls	4,252	9,917	10,366
Purchases	(8,504)	(6,448)	(19,388)
Loan originations and payments, net	(110,934)	(45,419)	(60,827)
Net (purchase) sale of FHLB stock	56	(484)	(500)
Proceeds from sale of foreclosed assets	—	—	607
Net change in premise and equipment	(690)	(416)	(213)

Net cash from investing activities	(115,820)	(42,650)	(69,808)

Cash flows from financing activities:
Net change in deposits	100,241	27,650	46,987
Net change in short-term borrowings	11,000	(12,455)	11,256
Proceeds from long-term borrowings	—	15,000	—
Repayment of long-term borrowings	(15,000)	—	—
Proceeds from exercise of stock options	19	65	—
Proceeds from issuance of common stock, net of capitalized costs	(109)	28,914	—
Cash dividend paid	(1,172)	—	—

Net cash from financing activities	94,979	59,174	58,243

Net change in cash and cash equivalents	(18,607)	20,054	(9,086)
Beginning cash and cash equivalents	24,852	4,798	13,884

Ending cash and cash equivalents	$6,245	$24,852	$4,798

Supplemental cash flow information
Interest paid	$7,113	$4,944	$4,130
Income taxes paid	2,300	1,240	503
Supplemental noncash disclosure:
Transfers from loans to foreclosed assets	—	—	161
See Notes to Consolidated Financial Statements

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Summary of Significant Accounting Policies

Organization

First State Financial Corporation, a bank holding company, was incorporated on August 13, 1997 to hold its wholly owned banking subsidiary, First State Bank (the “Bank”). The Bank, a Florida chartered banking corporation, is a community oriented commercial bank with emphasis on retail banking. The Bank has six facilities located in Sarasota County and Pinellas County, Florida.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiary after elimination of all intercompany accounts and transactions. The accounting policies and reporting practices of the Company and its subsidiary (collectively known as the “Company”) conform to predominant practices in the banking industry and are based on accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, among others, the allowance for loan losses and valuation of investment securities. Actual results could differ from those estimates. The following is a description of the significant accounting policies.

Cash and Cash Equivalents

Cash equivalents include amounts due from banks and federal funds sold. The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The amounts of those reserve balances at December 31, 2005 and 2004 were approximately $212,000 and $942,000 respectively.

Interest-bearing Deposits in Other Financial Institutions

Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Investment Securities

Investment securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale. The Company classifies all of its investment securities as available for sale. Assets included in this category are those that management intends to use as part of its asset / liability management strategy and that may be sold in response to changes in interest rates and other factors related to interest rate and resultant prepayment risk changes. Securities available for sale are recorded at fair value. Unrealized holding gains and losses on securities available for sale, net of tax, are included as accumulated other comprehensive income in the consolidated balance sheets until these gains or losses are realized. The cost of investment securities sold is determined by the specific identification method. If a security has a decline in fair value that is other than temporary, then the security will be written down to its fair value by recording a loss in the consolidated statement of income.

Loans

Loans are reported at their principal outstanding balance net of the allowance for loan losses and net of deferred loan fees. Interest income is recognized when income is earned, using the effective

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Summary of Significant Accounting Policies (continued)

interest method. Loan origination fees and certain direct loan origination costs are deferred and the net amounts are amortized as adjustments to interest income over the contractual life of the loan.

Allowance for Loan Losses

The allowance for loan losses is reported at a level that is sufficient to absorb probable loan losses. Management’s evaluation of the adequacy of the allowance is based on a review of the risks inherent in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of the collateral, the historical loan loss experience of the Bank and an analysis of the levels and trends of delinquencies, charge-offs, the risk ratings of the various loan categories, and other information. The level and trend of interest rates and the condition of the national and local economies are also considered.

Loss allowances are established for performing loans and pools of non-performing loans in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies.” The identification of impaired loans is conducted in conjunction with the review of the adequacy of the allowance for loan losses. Loss allowances are established for specifically identified impaired loans based on the fair value of the underlying collateral in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.”

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance resulting from changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled principal and interest is considered probable. When a loan or portion of a loan is determined to be uncollectible, the portion considered uncollectible is charged against the allowance, and subsequent recoveries, if any, are credited to the allowance.

Mortgage banking fees

Mortgage banking fees represents fees collected from table funding arrangements. In a table funding arrangement, the Company acts as an agent on behalf of the Federal Home Loan Mortgage Corporation. Fees are recognized when the loan closes.

Transfer of Financial Assets

Transfers of financial assets, such as loan participations, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless they are well collateralized and in the process of collection. If a loan or portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Interest receivable on loans placed on nonaccrual status is reversed against interest income. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Summary of Significant Accounting Policies (continued)

and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of principal and interest are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally on the straight-line method over the estimated useful life of each type of asset which ranges from three to forty years. Leasehold improvements are amortized over the remaining term of the applicable leases or their useful lives, whichever is shorter. Maintenance and repairs are charged to expense as incurred; improvements and betterments are capitalized. Upon retirement or disposition, the related costs and accumulated depreciation are removed from the accounts, and any resulting gains or losses are credited or charged to income.

Other Real Estate Owned

Other real estate owned is comprised of real estate and other assets acquired through foreclosure, acceptance of a deed in lieu of foreclosure or otherwise acquired from the debtor in lieu of repayment of the debt. Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. Revenues, expenses and subsequent adjustments to fair value less estimated costs to sell are classified as expenses for other real estate owned. At December 31, 2005 and 2004, there was no other real estate owned.

Income taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are disclosed in Note 7 of the Notes to Consolidated Financial Statements.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Summary of Significant Accounting Policies (continued)

Comprehensive Income (Loss)

The income tax effects related to the components of other comprehensive income are as follows (in thousands):

	2005			2004			2003
	Tax (Expense)			Tax (Expense)			Tax (Expense)
	Gross	Benefit	Net	Gross	Benefit	Net	Gross	Benefit	Net
Unrealized holding gain (loss) arising during period	($369)	$125	($244)	($13)	$5	($8)	($347)	$118	($229)

Other comprehensive income (loss)	($369)	$125	($244)	($13)	$5	($8)	($347)	$118	($229)

Earnings Per Share
Earnings per share is computed on the weighted average number of common shares outstanding during the year. Earnings per share, assuming dilution, assumes the maximum dilutive effect of the average number of shares from stock options. The components of Earnings Per Share are disclosed in Note 8 of the Notes to Consolidated Financial Statements.
Stock Transactions
Employee compensation expense under stock options is reported using the intrinsic value method. Under this method, compensation expense is recognized in the income statement to the extent that the exercise price is below the market price at date of grant. No stock-based compensation expense was recognized in 2005, 2004 or 2003.
The compensation expense, net of income tax effect, if recognized, would have resulted in a decrease in the pro forma amounts indicated below for the years ended December 31, 2005, 2004 and 2003 (in thousands except for per share amounts):

	2005	2004	2003
Net income as reported	$3,837	$2,072	$795
Deduct total stock based employee and director compensation expense determined under the fair value based method for all awards, net of related tax effects	(63)	(8)	(8)

Pro forma net income	$3,774	$2,064	$787

Earnings per share:
Basic — as reported	$0.65	$0.60	$0.26
Basic — pro forma	0.64	0.59	0.26
Diluted — as reported	0.65	0.59	0.26
Diluted — pro forma	0.64	0.59	0.25
The fair value of options granted in 2005 was $2.48 per option. No options were granted in 2004 or 2003. The fair value of the options granted in 2005 was estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 1.7%, expected volatility 15.16%, risk-free interest rate 4.46%, and expected life of 6.5 years.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Summary of Significant Accounting Policies (continued)

Derivatives

All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123, revised 2004, entitled, “Share-Based Payment” that requires compensation costs related to share-based payment transactions to be recognized in the Company’s financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instrument issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock Issued to Employees,” and its related implementation guidance. The Company currently applies APB No. 25 and related interpretations in the accounting for stock options under the intrinsic value method of APB No. 25 and provides pro forma disclosure of the Company’s stock-based compensation expense as currently required by SFAS No. 123. See Stock Transactions above for this pro forma disclosure. Management intends to adopt SFAS No. 123R as required on January 1, 2006, using the modified prospective application method. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $90,000 in 2006 and $52,000 in 2007.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16 of the Consolidated Financial Statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments

While the chief decision–makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.	Investment Securities

The amortized cost and fair values of investment securities are summarized as follows:

	December 31, 2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollars in thousands)	Cost	Gains	Losses	Value
U.S. Government and federal agency	$3,500	$—	$74	$3,426
Municipal	4,434	5	77	4,362
Mortgage-backed	13,003	1	431	12,573

	$20,937	$6	$582	$20,361

	December 31, 2004
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollars in thousands)	Cost	Gains	Losses	Value
U.S. Government and federal agency	$2,498	$7	$23	$2,482
Municipal	196	—	4	192
Mortgage-backed	14,079	29	205	13,903

	$16,773	$36	$232	$16,577

The fair values of investment securities at December 31, 2005, by contractual maturity, are shown below. Securities not due at a single maturity date, primarily mortgaged-backed securities, are shown separately.

Fair
(Dollars in thousands)	Value
Due in one year or less	$—
Due from one to five years	3,426
Due from five to ten years	—
Due after ten years	4,362
Mortgage-backed	12,573

$20,361

Securities pledged at year-end 2005 and 2004 had a carrying amount of $9,755 and $9,981, respectively, and were pledged to secure public funds and borrowings. At December 31, 2005 and 2004, the Company held securities of the Federal National Mortgage Association (“FNMA”) of 16.9% and 20.7%, respectively, of stockholders’ equity. No securities were sold during 2005, 2004 or 2003.
The following tables classify those securities in an unrealized loss position at December 31, 2005 and 2004, based upon length of time in a continuous loss position; less than 12 months, or 12 months or more. The tables show the current fair value of the securities and the amount of unrealized loss for each category of investment.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.	Investment Securities (continued)

	As of December 31, 2005
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In thousands)	Value	Loss	Value	Loss	Value	Loss
U.S. Government and federal agencies	$3,426	$74	$—	$—	$3,426	$74
Municipals	3,853	77	—	—	3,853	77
Mortgage-backed	6,618	132	5,911	299	12,529	431

	$13,897	$283	$5,911	$299	$19,808	$582

	As of December 31, 2004
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollars in thousands)	Value	Loss	Value	Loss	Value	Loss
U.S. Government and federal agencies	$1,476	$23	$—	$—	$1,476	$23
Municipals	192	4	—	—	192	4
Mortgage-backed	1,446	15	8,947	190	10,393	205

	$3,114	$42	$8,947	$190	$12,061	$232

The Company evaluates securities for other-than-temporary impairment on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recoveries in fair value. In analyzing an issuer’s financial condition, the Company considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, whether the bond is insured, and the results of reviews of the issuer’s financial condition.

At December 31, 2005, 44 debt securities have unrealized losses with aggregated depreciation of 2.9% from the Company’s amortized cost basis. At December 31, 2004, 16 debt securities had unrealized losses with aggregated depreciation of 1.9%. As management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

3.	Loans and Allowance for Loan Losses

The distribution of loans, by type, was as follows (in thousands):

	December 31,
	2005	2004
Commercial	$54,923	$35,295
Real estate:
Residential	44,106	35,388
Commercial	186,578	130,250
Construction	45,084	21,449
Consumer and other	8,849	5,547

	339,540	227,929
Less: deferred loan fees, net	(1,549)	(807)
allowance for loan losses	(3,397)	(2,727)

Total loans, net	$334,594	$224,395

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3.	Loans and Allowance for Loan Losses (continued)

Loans on which the accrual of interest has been discontinued amounted to $1.1 million and $803,000 at December 31, 2005 and 2004, respectively. There were no loans over 90 days and still accruing at December 31, 2005 or December 31, 2004.

The average of individually impaired loans during 2005, 2004 and 2003 was $5.1 million, $2.6 million, and $2.9 million, respectively. No interest income was recognized during impairment. Interest income recognized during impairment and cash-basis interest income recognized was not material for any periods presented.

Impaired loans were as follows (in thousands):

	2005	2004
Year-end loans with no allocated allowance for loan losses	$25	$67
Year-end loans with allocated allowance for loan losses	4,707	1,985

	$4,732	$2,052

Amount of the allowance for loan losses allocated	$1,288	$1,082
The total amount of loans to directors and executive officers amounted to $3.5 million and $2.5 million at December 31, 2005 and 2004, respectively. Transactions for loans to directors and executive officers for the years ended December 31, 2005 and 2004 were as follows (in thousands):

	2005	2004
Balance, beginning of period	$2,497	$1,180
Loans and advances	2,097	2,042
Payments	(1,093)	(725)

Balance, end of period	$3,501	$2,497

Transactions in the allowance for loan losses for the years ended December 31, 2005, 2004 and 2003 were as follows (in thousands):

	2005	2004	2003
Balance, beginning of year	$2,727	$2,275	$1,693
Provision charged to operations	735	786	1,050
Loans charged off	(153)	(405)	(535)
Recoveries	88	71	67

Balance, end of year	$3,397	$2,727	$2,275

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4.	Premises and Equipment and Lease Commitments

Premises and equipment were as follows (in thousands):

	December 31,
	2005	2004
Land and improvements	$1,463	$1,460
Buildings	3,026	2,716
Leasehold and improvements	638	594
Furniture, fixtures and equipment	2,315	1,957
Construction in process	37	60

	7,479	6,787

Less: accumulated depreciation and amortization	(2,883)	(2,504)

	$4,596	$4,283

The Bank leases one of its branch facilities and one of two floors it occupies at its main headquarters. (The Bank owns the other floor.) The branch lease has initial terms expiring in 2007 and is renewable by the Bank for up to 10 years. The additional floor lease at the company headquarters begins January 2006 and expires in December 2010. Rental expense was approximately $80,000, $71,000, and $65,000 in 2005, 2004 and 2003, respectively. Rent commitments under these noncancelable operating leases are as follows (in thousands):

Year ending December 31,
2006	$186
2007	146
2008	119
2009	122
2010	126
Thereafter	—

$699

5.	Deposits

Time deposits of $100,000 or more were $56,327 and $31,665 at year-end 2005 and 2004.

At December 31, 2005, the scheduled maturities of time deposits are as follows (in thousands):

2006	$96,363
2007	61,041
2008	24,626
2009	2,573
2010	5,513

$190,116

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6.	Federal Home Loan Bank Advances and Other Borrowings

Federal Home Loan Bank advances and other borrowings were as follows (in thousands):

	2005	2004
Line of credit, Independent Bankers’ Bank, 6.25% at year end 2005, due April 2006	$1	$1
Adjustable rate credit, 2.59% at year end 2004, due August 2006	—	5,000
Adjustable rate credit, 2.5875% at year end 2004, due September 2006	—	5,000
Adjustable rate credit, 2.54% at year end 2004, due December 2006	—	5,000
Fixed rate advance, 5.51%, due June 2008	3,000	3,000
Daily rate advance, 4.44% at year end 2005, no maturity date	11,000	—

	$14,001	$18,001

Each advance is payable at its maturity date, with a prepayment penalty on the fixed rate advance. The borrowings were collateralized by $7,139 and $9,161 of securities at year end 2005 and 2004 and a blanket pledge of the Bank’s residential mortgage loan portfolio at year end 2005 and 2004.

The Company has a $4 million line of credit with another financial institution. Borrowings outstanding on this line of credit totaled $1 at December 31, 2005 and 2004. Interest on this line of credit adjusts daily at the Prime Rate published in The Wall Street Journal less 1%. The line of credit is secured by all of the preferred and common stock of the Company’s bank subsidiary, First State Bank. The line of credit was renewed in April 2005 and matures in April 2006.

7.	Income Taxes

The components of the provision for income taxes for the years ended December 31, 2005, 2004 and 2003 were as follows (in thousands):

	2005	2004	2003
Current — federal	$2,004	$1,063	$584
Current — state	347	214	140
Deferred — federal	(53)	(32)	(185)
Deferred — state	(9)	(5)	(32)

	$2,289	$1,240	$507

Effective tax rates differ from the federal statutory rate of 34% applied to income before income taxes due to the following (in thousands):

	2005	2004	2003
Federal statutory rate times financial statement income	$2,083	$1,126	$443
Adjusted for the effect of:
State taxes, net of federal benefit	223	137	22
Other, net	(17)	(23)	42

	$2,289	$1,240	$507

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7.	Income Taxes (continued)

The components of the net deferred tax asset as of December 31, 2005 and 2004 were as follows (in thousands):

	2005	2004
Deferred tax asset:
Allowance for loan losses	$1,101	$861
Deferred loan fees, net	—	46
Net operating loss carryforward	208	266
Net unrealized loss on securities available for sale	203	66
Nonaccrual loans	100	60

	1,612	1,299
Deferred tax liabilities:
Depreciation	(62)	(78)
Loan origination costs	(130)	—

	(192)	(78)

Net deferred tax asset	$1,420	$1,221

8.	Earnings per share

The factors used in the earnings per share computation are as follows (in thousands, except for per share data):

	2005	2004	2003
BASIC:
Net income	$3,837	$2,072	$795

Weighted average common shares outstanding	5,860,599	3,474,861	3,086,240

Basic earnings per common share	$0.65	$0.60	$0.26

DILUTED:
Net income	$3,837	$2,072	$795

Weighted average common shares outstanding for basic earnings per common share	5,860,599	3,474,861	3,086,240
Dilutive effects of assumed exercises of stock options	30,040	15,307	11,105

Average shares and dilutive potential common shares	5,890,639	3,490,168	3,097,345

Diluted earnings per common share	$0.65	$0.59	$0.26

There were no stock options considered anitdilutive for 2005 or 2004. For 2003, stock options totaling 30,000 were considered anitdilutive in computing diluted earnings per common share.

9.	Employee Benefit Plan

The Bank has a 401(k) benefit plan covering substantially all eligible employees. The Bank’s contributions to the plan were approximately $24,000, $13,800 and $16,600 in 2005, 2004 and 2003, respectively.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10.	Contingencies

Periodically, the Bank is involved in litigation arising from the ordinary course of business. In the opinion of management, the outcome of such litigation will not have a significant effect on financial position or results of operations.

11.	Stock Transactions

The Company has a 2004 Stock Plan which provides for the grants of options to purchase common stock to directors and employees. This plan replaces the 1996 Non-Qualified Stock Option Plan. Under the terms of the plan, the option price is not less than the fair market value of the common stock on the date of grant. The number of shares reserved under the 2004 Stock Plan is 500,000 less the 65,300 outstanding options under the 1996 Plan. At December 31, 2005, there were 322,400 options available for future grants under the 2004 Stock Plan.

	2005		2004		2003
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
Options outstanding, January 1,	54,700	$4.43	78,100	$3.97	82,100	$3.97
Granted	115,000	11.75	—	—	—	—
Forfeited	(2,700)	11.75	—	—	(4,000)	4.00
Exercised	(7,000)	2.71	(23,400)	2.91	—	—

Options outstanding, December 31,	160,000	$9.68	54,700	$4.43	78,100	$3.97

Options exercisable at year end	38,500		37,900		53,700

Summarized below is information about stock options outstanding and exercisable at December 31, 2005:

	Outstanding		Exercisable
	Number of	Average	Number of
Exercise Prices	Shares	Life(1)	Shares
$ 3.00	7,200	3.0	7,200
$ 4.00	8,000	6.1	4,800
$ 4.81	2,500	2.7	2,500
$ 5.25	30,000	6.9	24,000
$ 11.75	112,300	9.0	—

	160,000		38,500

(1)	Weighted average contractual life remaining in years.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. First State Financial Corporation (Parent Company Only) Financial Information
Condensed Balance Sheets
(In thousands)

	December 31,
	2005	2004
Assets:
Cash and cash equivalents	$57	$319
Investment in banking subsidiary	44,445	41,603
Other assets	25	232

Total assets	$44,527	$42,154

Liabilities and stockholders’ equity
Other borrowings	$1	$1
Other liabilities	42	—
Stockholders’ equity	44,484	42,153

Total liabilities and stockholders’ equity	$44,527	$42,154

Condensed Statements of Income
(In thousands)

	Year ended December 31,
	2005	2004	2003
Income:
Dividends from subsidiary	$873	$122	$27

Total income	873	122	27

Expenses:
Interest expense	(20)	(114)	(67)
Other expenses	(175)	(14)	(6)

Total expenses	(195)	(128)	(73)

(Loss) income before income taxes and equity in undistributed earnings of subsidiary	678	(6)	(46)
(Benefit) provision for income taxes	(73)	(48)	(17)

(Loss) income before equity in undistributed earnings of subsidiary	751	42	(29)
Equity in undistributed earnings	3,086	2,030	824

Net income	$3,837	$2,072	$795

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12.	First State Financial Corporation (Parent Company Only) Financial Information (continued)
Condensed Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$3,837	$2,072	$795
Adjustments:
Equity in undistributed earnings of subsidiary	(3,086)	(2,030)	(824)
Change in other assets and other liabilities	249	(48)	(18)

Net cash provided by (used in) operating activities	1,000	(6)	(47)

Cash flows from investing activities:
Capital contribution to subsidiary	—	(24,699)	(2,850)

Cash flows from financing activities:
Net change in other borrowings	—	(3,999)	2,800
Proceeds from issuance of common stock, net of capitalized costs	(109)	28,914	—
Proceeds from exercise of stock options	19	65	—
Cash dividends paid	(1,172)	—	—

Net cash provided by financing activities	(1,262)	24,980	2,800

Net change in cash and cash equivalents	(262)	275	(97)
Cash and cash equivalents at beginning of year	319	44	141

Cash and cash equivalents at end of year	$57	$319	$44

13.	Regulatory Matters

Capital Requirements

Bank and bank holding companies are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined by regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13.	Regulatory Matters (continued)

based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category. Actual capital amounts (dollars in thousands) and ratios are presented in the table.

						To Be Well
						Capitalized Under
			For Capital			Prompt Corrective
	Actual		Adequacy Purposes			Action Provisions
	Amount	Ratio	Amount		Ratio	Amount	Ratio
As of December 31, 2005:
Total Capital (to risk-weighted assets):
Consolidated	$48,253	14.13%	>	$27,321	>8.00%	n/a	n/a
Bank	48,215	14.12%	>	27,321	>8.00%	$34,151	10.00%

Tier I capital (to risk weighted assets):
Consolidated	44,856	13.13%	>	13,660	>4.00%	n/a	n/a

Bank	44,818	13.12%	>	13,660	>4.00%	20,491	6.00%

Tier I capital (to average assets):
Consolidated	44,856	12.54%	>	14,312	>4.00%	n/a	n/a
Bank	44,818	12.53%	>	14,312	>4.00%	17,890	5.00%

As of December 31, 2004:
Total Capital (to risk-weighted assets):
Consolidated	$45,009	19.40%	>	$18,562	>8.00%	n/a	n/a
Bank	44,459	19.16%	>	18,562	>8.00%	$23,202	10.00%

Tier I capital (to risk weighted assets):
Consolidated	42,282	18.22%	>	9,281	>4.00%	n/a	n/a
Bank	41,732	17.99%	>	9,281	>4.00%	13,921	6.00%

Tier I capital (to average assets):
Consolidated	42,282	16.72%	>	10,113	>4.00%	n/a	n/a
Bank	41,732	16.51%	>	10,113	>4.00%	12,641	5.00%
Dividends

Dividends paid by the Bank to the Company are subject to the financial condition of the Bank and practical business considerations relating to utilization of funds. In addition, banking regulations limit the amount of dividends that may be paid without prior approval of the Bank’s regulatory agency. Dividend payments are generally limited to earnings of the Bank, as defined for regulatory purposes, for the current period and the full two preceding years.

Cash dividends paid by the Company to shareholders totaled $1.2 million in 2005. Prior to 2005 no dividends had been paid by the Company. The dividend payout ratio was 30.6% and the dividend yield at December 31, 2005 was 1.31%.

14.	Derivatives and Hedging Activities

The Company has an interest rate swap agreement to make or receive variable interest payments in exchange for fixed interest payments. The interest rate swap is used to mitigate overall risk to changes in interest rates during the life of the swap and is a component of the Company’s asset/liability management strategy to reduce the risk that changes in interest rates will change net interest margin. The notional amount of the interest rate swap does not represent amounts

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14.	Derivatives and Hedging Activities (continued)

exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the interest rate swap.

The interest rate swap has been designated as a fair value hedge of an FHLB advance and was determined to be fully effective during 2005. As such, the aggregate fair value of the swap is recorded in liabilities. The fair value of interest rate swaps is based on market prices or dealer quotes. The Company expects the hedge to remain fully effective during the remaining term of the swap.

Summary information about the interest rate swap at year-end follows (dollar amounts in thousands):

2005
Notional amount	$3,000
Weighted average pay rate	5.06%
Fixed receive rate	5.51%
Maturity	2.5 years
Fair value of swap	$8
15.	Financial Instruments with Off-Balance Sheet Risk and with Concentrations of Credit Risk

Off-Balance Sheet Risk

The Bank is a party to financial instruments with off-balance sheet risk which are created in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated balance sheets. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The contractual amount of financial instruments with off-balance sheet risk was as follows at year end (in thousands):

	2005	2004
Loan commitments and unused credit lines	$62,686	$30,569
Unused letters of credit	976	277
Loan commitments and unused credit lines consist of $2.7 million of fixed rate commitments and $60 million of variable rate commitments at December 31, 2005. Fixed rate loan commitments have interest rates ranging from 5.59% to 8.25% with maturities ranging from nine days to ten years. At December 31, 2004, loan commitments and unused credit lines consisted of $476,000 of fixed rate commitments and $30 million of variable rate commitments. Fixed rate commitments had interest rates ranging from 5% to 9% with maturities ranging from 30 days to seven years. Unused letters of credit are not assigned a rate until used and expire within one year.

Concentrations of Credit Risk

The Bank primarily grants loans for which real estate is the collateral. As of December 31, 2005, real estate mortgages represent 81.2% of total loans. As of December 31, 2005 our largest credit relationship was $7.4 million, representing 2.2% of total loans.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15.	Financial Instruments with Off-Balance Sheet Risk and with Concentrations of Credit
Risk (continued)

Our main concentration by industry is real estate rental and leasing representing 42.5% of our loan portfolio.

16.	Disclosure About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents and Interest Bearing Deposits

For these short-term investments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

The fair value of investment securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Note 2 in the Notes to the Consolidated Financial Statements provides information on estimated fair values at December 31, 2005 and 2004.

Loans

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Federal Home Loan Bank stock

The carrying value of the stock approximates its fair value.

Accrued interest receivable

The carrying value approximates fair value.

Deposits

The fair value of demand, savings, interest-bearing checking and money market deposits is the amount payable on demand (the carrying amount). The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances

The carrying value of FHLB advances approximates fair value as a result of an interest rate swap entered into by the Bank.

Other borrowings

Other borrowings carries a variable interest rate that reprices frequently. Therefore its carrying value approximates its fair value.

Accrued interest payable

The carrying value approximates fair value.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16.	Disclosure About Fair Value of Financial Instruments (continued)

financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2005 and 2004 are as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
(in thousands)	amount	value	amount	value
Financial Assets
Cash and cash equivalents	$6,245	$6,245	$24,852	$24,852
Interest bearing deposits	150	150	150	150
Securities available for sale	20,361	20,361	16,577	16,577
Loans, net	334,594	331,469	224,395	222,867
Federal Home Loan Bank stock	1,178	1,178	1,234	1,234
Accrued interest receivable	1,487	1,487	909	909

Financial Liabilities
Deposits	(312,625)	(312,068)	(212,384)	(213,027)
Federal Home Loan Bank advances	(14,000)	(14,000)	(18,000)	(18,179)
Other borrowings	(1)	(1)	(1)	(1)
Accrued interest payable	(472)	(472)	(318)	(318)
17.	Quarterly Financial Data (unaudited)

				Earnings	Earnings
	Interest	Net Interest	Net	per share	per share
	Income	Income	Income	Basic	Diluted
2005
First quarter	$4,221	$2,818	$797	$0.14	$0.14
Second quarter	4,882	3,167	853	0.14	0.14
Third quarter	5,409	3,555	964	0.16	0.16
Fourth quarter	6,269	3,973	1,223	0.21	0.21

2004
First quarter	$3,176	$2,018	$421	$0.13	$0.13
Second quarter	3,332	2,152	497	0.15	0.15
Third quarter	3,518	2,296	520	0.15	0.15
Fourth quarter	3,853	2,511	634	0.17	0.16