Form 10-K, Exhibit 13
period 2006-12-31
FIRST STATE FINANCIAL CORP/FL
filed 2007-03-08
CIK 1282582

Exhibit 13.1

2006 ANNUAL REPORT

FIRST STATE FINANCIAL CORPORATION

Letter to Shareholders

Page 1	Summary Consolidated Financial Information

Page 2	Management’s Discussion and Analysis

Page 22	Report of Independent Registered Certified Public Accounting Firm

Page 24	Consolidated Financial Statements

Page 28	Notes to Consolidated Financial Statements

Dear Fellow Shareholders:

2006 was another outstanding year for First State Financial Corporation. We fielded a strong, aggressive and unified team that enabled us to take advantage of the opportunities in our west Florida marketplace. This year began much like the previous year, with commercial and residential values soaring. By the third quarter, residential values had retreated and commercial real estate values were flat.

Your management team was successful in overcoming these economic forces, and we are pleased to report record earnings of $5.3 million for the year—a 39% increase over the record earnings of 2005. On a per diluted share basis, earnings were $0.90 for 2006, up 38% from $0.65 in 2005. The company’s success has not been built on the efforts of any one individual. Rather, it has been led by a management team that believes in providing the very finest customer service coupled with competitive products. The brand and franchise of First State Bank are embodied in this commitment to extraordinary service. Our service commitment extends to internal as well as external customers. This promotes customer stability and favorable word-of-mouth referrals which has fueled the expansion of our franchise.

During 2006, our assets grew over $80 million, and our earnings grew well over $1.5 million. Such strong growth without a merger or acquisition reflects a very high level of customer satisfaction and referrals. Our growth in liabilities from year to year is attributed to an aggressive sales effort and favorable interest rates on time deposits, as our total deposits have increased over $87 million, or 28%, during the year.

Our year began with a focus on developing new customers and new relationships in one of Florida’s best markets. By the end of the second quarter, we were able to announce another huge increase of 57% in net income in a marketplace experiencing rising interest rates and a flat yield curve. Our stock value rose to the extent that our market capitalization was great enough to require us to be subject to Section 404 of the Sarbanes-Oxley Act. This requirement cost us dearly in cash expense, as well as employee focus, as we were required to document every aspect of our operations in detail, including our Board oversight and external audit relationship. We overcame these hurdles as well as the softness in the real estate market through the execution of our management plan.

Despite challenges in the market, your management team remains committed to solid credit-driven growth. Our healthy combination of strong credit quality and success in containing non-interest expense helped us achieve our profit goals.

During the year, we were fortunate to bring Les Snyder aboard as our Senior Credit Officer to further support our credit quality. Les is an experienced banker and certified public accountant (CPA) with both a credit and production background.

We continue to seek a high-quality acquisition partner to help grow our company within our geographic footprint. Meanwhile, our organic growth has placed pressure on our branch offices, so we have committed to open two branches in Pinellas County and one in Sarasota County. We believe this will allow us to continue to provide our “second to none” customer service and to grow within our primary markets.

Recognizing that our net interest margin will be difficult to maintain going forward, we have developed plans to diversify our revenue sources and increase our non-interest income. We plan to offer more wealth management and trust products in 2007.

We continue to support and motivate our staff through a package of financial incentives based on performance. We are focused on further developing our sales and service culture at every level and firmly believe that our culture, our core values and our employees make First State Bank a strong and successful high-performance financial services organization. Without the employees who energize your

Bank, there would be no Bank. To them we extend our heartfelt thanks. As we advance through 2007, your management team will continue to develop our infrastructure and our people in order to provide customers with a superior banking experience and shareholders with quality growth. By focusing on the fundamentals and doing ordinary things extraordinarily well, we intend to maintain a level of performance that is worthy of the trust and support you have given us.

Corey J. Coughlin

President & CEO

Thomas W. Wright

Chairman of the Board

First State Bank

Neal W. Scaggs

Chairman of the Board

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

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

	As of or For the Years Ended December 31,
Selected Five Year Data	2006	2005	2004	2003	2002
(In thousands, except per share data)

Income Statement Data:
Interest income	$31,391	$20,781	$13,879	$10,898	$9,136
Interest expense	13,531	7,268	4,902	4,139	4,427
Net interest income	17,860	13,513	8,977	6,759	4,709
Provision for loan losses	1,240	735	786	1,050	399
Net interest income after provision for loan losses	16,620	12,778	8,191	5,709	4,310
Non-interest income	2,849	2,239	1,584	1,161	877
Non-interest expense	10,962	8,891	6,463	5,568	4,513
Income before income taxes	8,507	6,126	3,312	1,302	674
Income tax expense	3,166	2,289	1,240	507	239
Net income	5,341	3,837	2,072	795	435

Per Share Data:
Basic earnings per share	$0.91	$0.65	$0.60	$0.26	$0.14
Diluted earnings per share	0.90	0.65	0.59	0.26	0.14
Book value at year-end	8.26	7.59	7.20	3.60	3.42
Cash dividends declared per common share	0.29	0.20	n/a	n/a	n/a
Basic weighted-average common shares Outstanding	5,868,528	5,860,599	3,474,861	3,086,240	3,032,262
Diluted weighted-average common shares Outstanding	5,911,223	5,890,702	3,490,168	3,097,345	3,061,461

Balance Sheet Data:
Loans, net	$372,747	$334,594	$224,395	$179,761	$120,146
Total assets	453,448	372,689	274,004	212,315	153,455
Deposits	400,319	312,625	212,384	184,734	137,747
Borrowed funds	3,001	14,001	18,001	15,456	4,200
Stockholders’ equity	48,526	44,484	42,153	11,110	10,544

Selected Financial Ratios	2006	2005	2004	2003	2002
(In thousands, except per share data)
Return on average assets	1.29%	1.21%	0.89%	0.43%	0.28%
Return on average equity	11.25%	8.86%	14.55%	7.34%	4.28%
Efficiency	52.93%	56.44%	61.20%	70.30%	80.79%
Net interest margin (1)	4.52%	4.48%	4.06%	3.90%	3.31%

Capital Ratios:
Tier 1 leverage ratio (2)	10.89%	12.54%	16.72%	5.58%	6.84%
Risk-based capital
Tier 1	12.17%	13.13%	18.22%	6.06%	8.30%
Total	13.26%	14.13%	19.40%	7.29%	9.55%
Period-end equity to period-end assets	10.70%	11.94%	15.38%	5.23%	6.87%

(1)	Represents net interest income on a fully tax-equivalent basis as a percentage of average interest-earning assets.
(2)	The leverage ratio is defined as the ratio of Tier 1 capital to average total assets

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management’s discussion and analysis of First State Financial Corporation’s financial condition and results of operations for each of the past three years and should be read in conjunction with the accompanying Consolidated Financial Statements and Notes. The discussion highlights the principal factors affecting the earnings for the years 2006, 2005, and 2004 and the significant changes in balance sheet items from December 31, 2005 to December 31, 2006 and is intended to help the reader understand, from management’s perspective, the consolidated financial statements, notes to financial statements, and the accompanying tables, charts, and financial statistics appearing elsewhere in this report. Where applicable, this discussion also reflects management’s insights regarding known events and trends that have or may reasonably be expected to have a material effect on the Corporation’s operations and results of financial condition.

Corporate and earnings overview

First State Financial Corporation (the “Company”, “we,” “our”), a Florida corporation organized in 1997, is a bank holding company whose wholly-owned subsidiary and principal asset is First State Bank (the “Bank”). Our Bank is engaged in community-oriented commercial and retail banking. Our primary source of earnings is derived from income generated by our ownership and operation of the Bank. The Bank is a Florida chartered banking corporation with six branches located in Sarasota and Pinellas counties in West Central Florida. The Bank focuses primarily on providing personalized banking services to businesses and individuals within the market areas where our banking offices are located.

We reported 2006 net income of $5,341, a 39% increase over 2005 net income of $3,837. Net income for 2004 was $2,072. The Bank’s total assets and total loans have grown over $80,759 and over $38,971, respectively, in 2006 compared to the prior year. Such growth has enabled us to produce much higher earnings than in prior years. The increase in 2006 net income is due to increases in net interest income of $4,347, an increase in non-interest income of $610, and partially offset by an increase in non-interest expense of $2,071. Basic and diluted earnings per common share were 91 cents and 90 cents, respectively, in 2006, compared to 65 cents and 65 cents, respectively, in 2005. Basic and diluted weighted average shares outstanding were 5.87 million and 5.91 million, respectively, in 2006 and 5.86 million and 5.89 million, respectively, in 2005.

Return on average assets and return on average equity were 1.29% and 11.25%, respectively, for 2006, and 1.21% and 8.86%, respectively, for 2005. Average assets increased $98,497, or 31%, in 2006. Book value per common share increased 9% to $8.26 at December 31, 2006, from $7.59 at December 31, 2005. Capital ratios continue to exceed all regulatory requirements as we maintained our “well-capitalized” status. During 2005 we began issuing cash dividends. A total of 29 cents per common share was paid in 2006 and 20 cents per common share was paid in 2005.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

EARNINGS ANALYSIS

Net interest income

Net interest income is the most significant component of our earnings. Net interest income is comprised of interest income from loans and investments, and loan-related fees, less interest expense. Net interest income is affected by numerous factors, including the level, pricing, mix and maturity of earning assets and interest-bearing liabilities, as well as interest rate fluctuations. For purposes of this discussion, net interest income has been adjusted to a fully tax-equivalent basis which restates tax-exempt income to an amount that would yield the same after-tax income had the income been subject to income taxes.

Net interest income for 2006 was $17,860, an increase of 32% over 2005 net interest income of $13,513. In 2005, net interest income grew 51% from $8,977 in 2004. The increase in net interest income in 2006 is a result of growth of average earning assets of $94,747 and a higher net interest margin. The increase in net interest margin during 2006 is attributable to the rising interest rate environment and the Company’s asset – sensitive position, whereby assets repriced more quickly than its liabilities.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following table presents the Company’s average balances, interest earned or paid and average interest rates earned or paid for each of the years ended December 31, 2006, 2005 and 2004:

AVERAGE BALANCES and INTEREST RATES

(Dollars in thousands)

	For the Years Ended December 31,
	2006			2005			2004
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Interest-earning assets:
Loans	$362,606	$29,813	8.22%	$273,508	$19,771	7.23%	$196,968	$13,210	6.71%
Investments, taxable	16,464	718	4.36%	17,474	639	3.66%	17,327	553	3.19%
Investments, non-tax (1)	7,023	396	5.64%	1,697	98	5.77%	35	2	5.71%
Other	11,026	570	5.17%	9,693	299	3.08%	6,900	114	1.65%

Total interest-earning Assets	397,119	31,497	7.93%	302,372	20,807	6.88%	221,230	13,879	6.27%
Non-interest earning assets	17,261			13,511			10,684

Total assets	$414,380			$315,883			$231,914

Interest-bearing liabilities:
Interest-bearing checking	$16,779	183	1.09%	$15,152	53	0.35%	$14,493	36	0.25%
Money market	34,251	1,133	3.31%	41,723	896	2.15%	23,235	292	1.26%
Savings	22,595	631	2.79%	9,659	87	0.90%	8,520	27	0.32%
Time	240,953	11,083	4.60%	160,731	5,835	3.63%	132,780	4,159	3.13%
Borrowings	9,128	501	5.49%	8,875	397	4.47%	12,336	388	3.15%

Total interest-bearing Liabilities	323,706	13,531	4.18%	236,140	7,268	3.08%	191,364	4,902	2.56%
Non-interest-bearing liabilities:
Non-interest bearing deposits	41,081			33,666			24,872
Other liabilities	2,107			2,747			1,437

Total non-interest bearing Liabilities	43,188			36,413			26,309

Stockholders’ equity	47,486			43,330			14,241

Total liabilities and stockholders’ equity	$414,380			$315,883			$231,914

Net interest income and net interest margin (2)		$17,966	4.52%		$13,539	4.48%		$8,977	4.06%
Less tax-equivalent adjustment included above		106			26			—

Net interest income		$17,860			$13,513			$8,977

(1)	On a fully tax-equivalent basis using a 34% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.
(2)	Net interest margin is net interest income divided by average total interest-earning assets.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The net margin is affected by changes in the mix, volume and interest rates of the various categories of interest-earning assets and interest-bearing liabilities. The following table presents the effect of changes in average balance and rate on interest income, interest expense and net interest income for the periods indicated.

RATE/VOLUME ANALYSIS of NET INTEREST INCOME

(ON A FULLY TAXABLE EQUIVALENT BASIS)

(In thousands)

	2006 Compared to 2005			2005 Compared to 2004
	Volume	Rate	Change	Volume	Rate	Change
Increase (decrease) in interest earned on:
Loans	$7,063	$2,979	$10,042	$5,466	$1,095	$6,561
Investments, taxable	(39)	117	78	5	81	86
Investments, nontaxable (1)	300	(3)	297	96	—	96
Other	46	225	271	59	126	185

Total interest income	7,370	3,318	10,688	5,626	1,302	6,928

Increase (decrease) in interest paid on:
Interest-bearing checking	6	124	130	2	15	17
Money market	(182)	419	237	319	285	604
Savings	212	332	544	4	56	60
Time	3,418	1,830	5,248	955	721	1,676
Borrowings	12	92	104	(127)	136	9

Total interest expense	3,466	2,797	6,263	1,153	1,213	2,366

Change in net interest income	$3,904	$521	$4,425	$4,473	$89	$4,562

(1)	On a fully tax-equivalent basis using a 34% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.

Non-interest income

Non-interest income for 2006 was $2,849, compared to $2,239 in 2005 and $1,584 in 2004. Non-interest income is primarily composed of deposit service charges and fees, and mortgage banking fees. The increase in non-interest income was primarily due to an increase in service charges and other fees of $310, which relate to the increased activity in overdraft fees. The remaining increase was due to an increase in mortgage banking fees of $216, or 19% over 2005.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Non-interest expense

The following table summarizes the various categories of non-interest expense for the years ended December 31, 2006, 2005 and 2004:

NON-INTEREST EXPENSE

(In thousands)

	2006	2005	2004
Salaries	$5,143	$3,894	$2,865
Employee benefits	1,819	1,554	998
Occupancy and equipment	1,542	1,194	1,026
Data processing	570	525	471
Professional services	305	175	97
Supplies	184	183	158
Advertising	243	250	160
Other	1,156	1,116	688

Total non-interest expense	$10,962	$8,891	$6,463

Non-interest expenses for 2006 increased $2,071, or 23%, to $10,962. Non-interest expense for 2005 was $8,891 and for 2004 it was $6,463. Salaries increased $1,249, or 32%, from 2005 to 2006 due to the addition of new staff and officer positions and normal salary increases: At December 31, 2006 there were 105.5 full-time equivalent employees and at December 31, 2005 there were 91 full-time equivalent employees. Also, in January 2006, SFAS 123(R) was adopted and the Company began to recognize stock-based compensation costs, of which approximately $125 was expensed in 2006. Employee benefits increased $265, or 17%, due to increased medical insurance premiums and an increase in the number of personnel. To accommodate the increase in the number of employees, the Company entered into a lease agreement that commenced in January 2006 for an additional 5,200 square feet, resulting in an increase in occupancy costs. Professional fees increased $130, or 75%, from consultation services and accounting fees for compliance with the Sarbanes-Oxley Act of 2002.

Taxes

For the years ended December 31, 2006, 2005, and 2004, the Company recorded income tax expense of $3,166, $2,289, and $1,240, respectively. Accordingly, our effective tax rates were 37.2%, 37.4% and 37.4% for 2006, 2005 and 2004, respectively. The determination of effective rates reflects items which are not taxed for income tax purposes, primarily tax-exempt interest income.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

FINANCIAL CONDITION ANALYSIS

Investment securities

Objectives in managing the securities portfolio are driven by the dynamics of the balance sheet, including growth, maturity, management of interest rate risks and maximizing return. Securities are classified into two categories: available-for-sale and held-to-maturity. As of December 31, 2006 the Company’s investment securities portfolio of $24,860 consisted entirely of securities classified as available-for-sale and carried at fair value. This compares to investment securities of $20,361 at December 31, 2005. The net increase of $4,499 in the portfolio was a result of our purchase of $6,590 of interest income producing investment securities, offset by paydowns of mortgage-backed securities and the fair valuation of the securities portfolio.

The unrealized gains and losses in the portfolio are reported as a separate component of stockholders’ equity, net of tax effects. The portfolio of securities available-for-sale at December 31, 2006 had a net unrealized loss of $192, net of taxes, as compared to a net unrealized loss of $373, net of taxes, at December 31, 2005. Additional disclosure regarding investment securities can be found in Note 2 of the Notes to Consolidated Financial Statements.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following table presents the Company’s investment portfolio as of December 31, 2006, 2005 and 2004:

INVESTMENT PORTFOLIO SCHEDULE

(In thousands)

	At December 31,
	2006	2005	2004
Investment securities available-for-sale (at fair value):
U.S. Government agencies	$6,292	$3,426	$2,482
Municipals	8,317	4,362	192
Mortgaged-backed securities	10,251	12,573	13,903

Total investment securities available-for-sale	$24,860	$20,361	$16,577

Federal Home Loan Bank stock	$880	$1,178	$1,234

Beginning in 2004, an effort was begun to balance our portfolio amongst the various types of securities available to banks in order to produce more interest income from our securities. To that end we have increased our holdings of municipal securities to $8,317, fair value.

The maturities and weighted average yields of investment securities as of December 31, 2006 and 2005 are set forth below. The weighted average interest yields are calculated by dividing the sum of the individual security yield weights by the total book value of the securities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

INVESTMENT SECURITIES MATURITIES & YIELDS

(Dollars in thousands)

	At December 31, 2006, maturing
	1 Year or Less		1 Year to 5 Years		5 Years to 10 Years		After 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Maturity distributions available-for-sale(1):
U.S. Government agencies	$495	3.74%	$2,944	4.02%	$—	—	$2,853	9.01%
Municipals (2)	—	—	—	—	—	—	8,317	6.79%
Mortgaged-backed securities	—	—	551	4.12%	2,829	3.36%	6,871	4.28%

	$495		$3,495		$2,829		$18,041

	At December 31, 2005, maturing
	1 Year or Less		1 Year to 5 Years		5 Years to 10 Years		After 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Maturity distributions available-for-sale(1):
U.S. Government agencies	$—	—	$3,426	3.99%	$—	—	$—	—
Municipals (2)	—	—	—	—	—	—	4,362	5.77%
Mortgaged-backed securities	—	—	689	3.79%	3,697	3.34%	8,187	4.23%

	$—		$4,115		$3,697		$12,549

(1)	As investment securities available-for-sale are held for indefinite periods of time and are not intended to be held-to-maturity, contractual maturity may differ from actual disposal.
(2)	On a fully tax-equivalent basis using a 34% federal income tax rate, reduced by the non-deductible portion of interest expense.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Loans

At December 31, 2006, the gross loan portfolio balance was $378,511, as compared to the December 31, 2005 loan balance of $339,540. Average net loans were $362,606 in 2006, compared to $273,508 in 2005. Loan production has grown dramatically since 2003 with an over 40% annualized growth. This is a result of our growth strategy, historically low interest rates and a strong local economy. The loan-to-deposit ratio was 95% at December 31, 2006, compared to 108% at December 31, 2005. Asset quality continued to be good, with non-performing assets of $889 at December 31, 2006, compared to $1,178 at December 31, 2005. The composition of the portfolio is presented in the following table:

LOAN PORTFOLIO ANALYSIS

(In thousands)

	At December 31,
	2006	2005	2004	2003	2002
Commercial	$59,506	$54,923	$35,295	$31,860	$26,338
Real estate:
Residential	58,863	44,106	35,388	27,660	22,112
Commercial	194,992	186,578	130,250	104,586	60,424
Construction	51,426	45,084	21,449	12,799	9,268
Consumer and other	13,724	8,849	5,547	5,622	3,857

Total loans	378,511	339,540	227,929	182,527	121,999
Less: Net deferred loan fees	(1,406)	(1,549)	(807)	(491)	(160)
Allowance for loan losses	(4,358)	(3,397)	(2,727)	(2,275)	(1,693)

Total loans, net	$372,747	$334,594	$224,395	$179,761	$120,146

The following tables present the maturities of loans outstanding at December 31, 2006 and an analysis of sensitivities of loans in our portfolio.

LOAN MATURITY SCHEDULE

(In thousands)

	Loans Maturing
	Within 1 year	1 to 5 years	After 5 years	Total
Commercial	$36,980	$20,819	$1,707	$59,506
Real estate:
Residential	11,622	9,568	37,673	58,863
Commercial	34,492	38,234	122,266	194,992
Construction	38,518	9,129	3,779	51,426
Consumer and other	1,032	2,585	10,107	13,724

Total loans	$122,644	$80,335	$175,532	$378,511

Loans with:
Fixed rates	$8,400	$29,693	$3,220	$41,313
Variable rates	114,244	50,642	172,312	337,198

Total loans	$122,644	$80,335	$175,532	$378,511

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Allowance for loan losses

The allowance for loan losses represents the Company’s estimate of probable losses inherent in the loan portfolio, the largest asset category on the consolidated balance sheet. The determination of the allowance for loan losses requires significant judgment and the evaluation of several factors: the ongoing review and grading of the loan portfolio, consideration of historical loan loss experience, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, existing economic conditions, the fair value of underlying collateral and other qualitative and quantitative factors which could affect probable credit losses. Other allowance considerations include the use of estimates related to pools of homogeneous loans based on historical loan loss experience and an allocation of reserves for current economic trends and conditions.

While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company’s control, including the performance of the Company’s loan portfolio, the economy, changes in interest rates and regulatory guidance.

The Company’s allowance for loan losses consists of three elements: (i) homogenous loan pool valuation allowances determined in accordance with SFAS 5 based on the quantitative loan loss experience of the Bank for similar loans with similar characteristics, with additional qualitative risks based upon the best judgment of management; (ii) specific valuation allowances determined in accordance with SFAS 114 based on probable losses on specific commercial loans; and (iii) general valuation allowances based on existing regional and local economic factors, including rising interest rates, insurance and tax increases and increased market risks that may affect a particular category of loans.

On a monthly basis, management performs an analysis of the adequacy of the loan loss allowance. The analysis uses an eight point grade system to rate the loan portfolio. The eight categories are 1-Superior, 2-Very Satisfactory, 3-Satisfactory, 4-Acceptable, 5-Adequate, 6-Special Mention, 7-Substandard, 8-Doubtful. Each loan is assigned a rating at origination and then reviewed periodically by the loan officer. All significant commercial loans classified as either “substandard” or “doubtful” are reviewed at the end of each period to determine if a specific reserve is needed for that credit. A specific reserve is very common for significant credits classified as either “substandard” or “doubtful.” The establishment of a specific reserve does not necessarily mean that the credit with the specific reserve will definitely incur loss at the reserve level. It is only an estimation of potential loss based upon anticipated events. A general allocation is made for all other commercial loans based on factors including historical loss rate, perceived economic conditions, recent trends in loan loss history, and concentrations of credit. These factors are reviewed and updated as necessary on a quarterly basis.

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

The balance in the allowance for loan losses at December 31, 2006 was $4,358, or 1.15%, of total loans. This is an increase of $961 from the December 31, 2005 allowance balance of $3,397, or 1.00% of total loans. The increase in the allowance for loan losses as a percentage of total loans is a result of the overall increase in the balance of impaired loans and several economic variables in the market place; the increased risks in the real estate loan market and concerns about rising insurance and tax rates. In response to these economic factors management has increased the reserve, while adhering to a conservative underwriting approach to minimize this risk, however the existence of these trends in the environment have a potential to negatively impact margins and cash flow.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Our impaired assets were $10,698 at December 31, 2006, or 2.8% of total gross loans, compared to $4,452 at December 31, 2005, or 1.3% of total loans. The increase was mostly due to the downgrading of three commercial loans from two customers that were not paid off according to the original terms. The loans continue on accrual status and the customers are to substantiate future cash flow projections. Management continues to monitor the sound worth, paying capacity and collateral pledged of the borrowers; however those loans classified as impaired are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Our non-performing assets as a percentage of total assets remained low at .20% at December 31, 2006 and .29% at December 31, 2005. There was $889 in non-performing assets at December 31, 2006, compared to $1,086 at December 31, 2005. At December 31, 2006, non-performing assets represents four customer relationships. The largest relationship represents $468, or 53%, of nonaccrual loans. This relationship consists of seven commercial real estate investment properties with a chronic delinquency history and the borrower/guarantor is in bankruptcy. We believe that the collateral for these loans, along with a specific allocation of the allowance, sufficiently protects us from further loss.

During 2006, the allowance was increased by a $1,240 charge to the provision and offset by $279 in net charge-offs. This is compared to 2005 activity of a $735 charge to the provision offset by $65 in net charge-offs. The increased provision since the end of last year was primarily due to loan growth as well as the economic market conditions discussed previously. A $220 commercial loan was charged off in the first quarter of 2006 as the ability for the borrower to repay the principal was significantly reduced in the first quarter. As a result our net charge-offs as a percentage of average net loans outstanding has increased to .08% from .02% for 2005.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following table presents an analysis of the Company’s allowance for loan losses for the last five years:

ALLOWANCE FOR LOAN LOSSES ANALYSIS

(Dollars in thousands)

	At December 31,
	2006	2005	2004	2003	2002
Average net loans outstanding during the period	$362,606	$273,508	$196,968	$147,923	$115,393

Total loans at period end	$378,511	$339,540	$227,929	$182,527	$121,999

Beginning balance of allowance for loan losses	$3,397	$2,727	$2,275	$1,693	$1,401
Loans charged-off:
Real estate	—	5	26	249	—
Commercial	250	76	155	168	91
Consumer	80	72	224	118	21

Total loans charged-off	330	153	405	535	112
Recoveries of loans previously charged-off:
Real estate	7	10	13	7	—
Commercial	19	50	21	46	—
Consumer	25	28	37	14	5

Total recoveries	51	88	71	67	5

Net charge-offs	279	65	334	468	107
Provision for loan losses	1,240	735	786	1,050	399

Ending balance of allowance for loan losses	$4,358	$3,397	$2,727	$2,275	$1,693

Net charge-offs as a percentage of average net loans outstanding	0.08%	0.02%	0.17%	0.32%	0.09%
Allowance for loan losses as a percentage of nonperforming loans	490.21%	312.80%	339.60%	182.15%	136.75%

The following table presents a summary of the Company’s non-performing assets for the last five years:

NON-PERFORMING ASSETS

(Dollars in thousands)

	At December 31,
	2006	2005	2004	2003	2002
Non-accrual loans	$889	$1,086	$803	$1,249	$866
Accruing loans delinquent 90 days or more	—	—	—	—	372

Total non-performing loans	889	1,086	803	1,249	1,238
Other real estate owned	—	—	—	—	474

Total non-performing assets	$889	$1,086	$803	$1,249	$1,712

Total non-performing assets to total assets	0.20%	0.29%	0.29%	0.59%	1.12%

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following table represents our best estimate of the allocation of the allowance for loan losses to the various segments of the loan portfolio based on information available as of the dates indicated. Over the years we have been able to improve upon our analysis to identify which segment of loans our reserve applies to. Also, due to the ongoing evaluation and changes in the basis for the allowance for loan losses, actual future charge-offs will not necessarily follow the allocations described below.

ALLOWANCE FOR LOAN LOSSES BY CATEGORY

(Dollars in thousands)

	At December 31,
	2006		2005		2004		2003		2002
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans

Commercial	$1,432	15.7%	$1,166	16.2%	$246	15.5%	$277	17.4%	$305	21.6%
Real estate:
Residential	304	15.6%	302	13.0%	279	15.5%	265	15.2%	189	18.1%
Commercial	1,782	51.5%	1,396	54.9%	1,837	57.2%	1,260	57.3%	933	49.5%
Construction	356	13.6%	258	13.3%	144	9.4%	63	7.0%	35	7.6%
Consumer and Other	216	3.6%	214	2.6%	199	2.4%	84	3.1%	78	3.2%
Unallocated	268	n/a	61	n/a	22	n/a	326	n/a	153	n/a

Total allowance for loan losses	$4,358	100.0%	$3,397	100.0%	$2,727	100.0%	$2,275	100.0%	$1,693	100.0%

Deposits

Our deposit base is our primary funding source. We believe that substantially all of our depositors are residents in our primary market area. We do not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the business.

Average total deposits increased $94,758, or 36%, to $355,659 in 2006. The largest increase by category of average deposits was certificates of deposit, which grew $80,222, or 50% from the previous year. The increase in total deposits from year to year is attributable to an aggressive calling effort and favorable interest rates on time deposits.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following table presents the average balances and weighted average rates for our categories of deposits for the years ended December 31, 2006, 2005 and 2004:

AVERAGE DEPOSIT BALANCES and WEIGHTED AVERAGE RATES

(Dollars in thousands)

	Years Ended December 31,
	2006			2005			2004
	Average Balance	Average Rate	% of total deposits	Average balance	Average rate	% of Total Deposits	Average Balance	Average rate	% of total deposits
Noninterest-bearing deposits	$41,081		11.6%	$33,666		12.9%	$24,872		12.2%
Interest-bearing deposits:
Interest-bearing checking	16,779	1.09%	4.7%	15,152	0.35%	5.8%	14,493	0.25%	7.1%
Money market	34,251	3.31%	9.6%	41,723	2.15%	16.0%	23,235	1.26%	11.4%
Savings	22,595	2.79%	6.4%	9,659	0.90%	3.7%	8,520	0.32%	4.2%
Time	240,953	4.60%	67.7%	160,731	3.63%	61.6%	132,780	3.13%	65.1%

Total	$355,659	4.14%	100.0%	$260,931	2.40%	100.0%	$203,900	2.21%	100.0%

The following table presents the maturity of certificates of deposit as of December 31, 2006:

CERTIFICATES of DEPOSIT MATURITY SCHEDULE

(In thousands)

	Deposits $100 and greater	Deposits less than $100	Total
Months to maturity:
Less than 3 months	$15,828	$31,250	$47,078
3 to 6 months	12,196	34,531	46,727
6 to 12 months	19,202	30,201	49,403
More than 12 months	43,127	97,059	140,186

Total	$90,353	$193,041	$283,394

Off-Balance Sheet Arrangements and Contractual Obligations

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. Our off-balance sheet arrangements and contractual obligations at December 31, 2006 are summarized in the table that follows. The amounts for commitments to extend credit and letters of credit are contingent obligations,

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

some of which are expected to expire without being drawn upon. As a result, the amounts shown for these items do not necessarily represent future cash requirements. We believe that our current sources of liquidity are more than sufficient to fulfill the obligations we have as of December 31, 2006.

	Total Amounts	One year or Less	Over One Year Through Three Years	Over Three Years Through Five Years	Over Five Years
(Dollar amounts in thousands)
Operating lease obligations	$4,543	$283	$611	$504	$3,145
FHLB advances and other borrowings	3,001	1	3,000	—	—

Total	$7,544	$284	$3,611	$504	$3,145

The Bank is under three operating leases, of which one lease was entered into during 2006 and has a tentative commencement date of April 2007. The new lease is for future expansion and is for a period of twenty years. These are described in Note 4 of the Notes to the Consolidated Financial Statements.

Federal Home Loan Bank advances and other borrowings are discussed in Note 6 of the Notes to the Consolidated Financial Statements.

The table below includes our off-balance sheet arrangements as of December 31, 2006.

	Total Amounts	One year or Less	Over One Year Through Three Years	Over Three Years Through Five Years	Over Five Years
(Dollar amounts in thousands)
Commitments to extend credit	$71,912	$45,557	$11,569	$1,803	$12,983
Standby letters of credit	3,286	2,223	843	220	—

Total	$75,198	$47,780	$12,412	$2,023	$12,983

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

Commitments to extend credit and standby letters of credit are disclosed in Note 15 of the Notes to the Consolidated Financial Statements.

Capital

Stockholders’ equity increased $4,042 in 2006 to $48,526. Stockholders’ equity increased by $5,341 from net income and $97 from the issuance of common stock resulting from the exercise of options. Stockholders’ equity was reduced by $1,702 for dividends declared on common stock and increased $181,

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

net of tax, for other comprehensive income relating to unrealized holding gains on available-for-sale securities. In January 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment and $125 in stock-based compensation expense was recognized, resulting in an increase in additional paid-in capital. For the year ended December 31, 2006, the return on average equity was 11.25%, compared to 8.86% for the year ended December 31, 2005. For the year ended December 31, 2006, the return on average assets was 1.29%, compared to 1.21% for the year ended December 31, 2005.

At year-end 2006 there were 5,874,450 shares of common stock outstanding, compared to 5,863,265 shares at year-end 2005. There were 285 stockholders of record as of December 31, 2006 compared to 321 stockholders of record as of December 31, 2005. During 2005, we began declaring cash dividends. Dividends declared totaled 20 cents per common share in 2005 and 29 cents per common share in 2006. Cash dividends declared totaled $1,172 in 2005 and $1,702 in 2006. Prior to 2005 we had not declared any dividends. Our dividend payout ratio for 2006 was 31.9% and our dividend yield was 1.72% compared to our divided payout ratio for 2005 of 30.6% and our dividend yield of 1.31%.

Our common stock trades on the NASDAQ Stock Market under the symbol FSTF. We began trading on December 15, 2004. Prior to that date there was no public market for our common stock. The high and low prices and dividend paid by quarter, for the years ended December 31, 2006 and 2005, are as follows:

COMMON STOCK PRICES AND DIVIDENDS

	2006			2005
	High	Low	Dividend	High	Low	Dividend
First quarter	$16.00	$14.95	$0.06	$13.15	$11.94	$0.05
Second quarter	18.95	15.55	0.07	12.50	10.81	0.05
Third quarter	19.25	16.45	0.08	14.80	12.45	0.05
Fourth quarter	18.25	16.00	0.08	15.75	13.98	0.05

Continued growth and profitability of the Company are dependent upon maintenance of adequate levels of capital. The capital adequacy of the Company is determined based on the level of capital as well as asset quality, liquidity and earnings history. At December 31, 2006, the Company and the Bank were rated “well capitalized” by their regulatory agency. It is our goal to maintain the “well capitalized” category for regulatory capital.

Regulatory capital guidelines divide capital into two tiers. Tier 1 capital consists of stockholders’ equity less goodwill and the unrealized gain/loss on available-for-sale securities. Tier 2 capital consists of Tier 1 capital plus the allowance for loan losses and 45% of unrealized gain on available-for-sale securities. In addition to Tier 1 and Tier 2 capital ratio requirements, regulatory capital guidelines set forth certain leverage capital requirements. This ratio is computed by dividing Tier 1 capital by unadjusted total assets. The Company’s leverage ratio at December 31, 2006, was 10.89%, compared to 12.54% at year-end 2005, and compared to the regulatory guideline of 5% for “well capitalized” institutions.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

The following table presents the regulatory capital levels and ratios of the Company at December 31, 2006, 2005 and 2004:

REGULATORY CAPITAL

(Dollars in thousands)

	December 31,
	2006	2005	2004
Tier 1 Capital:
Stockholders’ equity (1)	$48,718	$44,856	$42,282
Tier II Capital:
Allowance for loan loss	4,358	3,397	2,727

Total Capital	$53,076	$48,253	$45,009

Risk-adjusted assets	$447,199	$341,514	$252,820

Risk-based capital ratios (2)
Leverage ratio	10.89%	12.54%	16.72%
Tier I Capital	12.17%	13.13%	18.22%
Total Capital	13.26%	14.13%	19.40%

(1)	Adjusted for the unrealized gain/loss on securities available-for-sale.
(2)	The regulatory ratios for a “well-capitalized” institution are: Tier I Capital 6%; Total Capital 10%; Leverage 5%.

Liquidity

The goal of liquidity management is to ensure the availability of an adequate level of funds to meet the loan demand and deposit withdrawal needs of our customers. The Bank monitors and manages its liquidity position so that funds will be available at a reasonable cost to meet financial commitments, to finance business expansion, and to take advantage of unforeseen opportunities. We manage the levels, types, and maturities of earning assets in relation to the sources available to fund current and future needs.

For banks, liquidity represents the ability to meet both loan commitments and withdrawals of deposited funds. Funds to meet these needs can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect a bank’s ability to meet liquidity needs. The Bank’s principal sources of funds are deposits; payments, paydowns, and maturities on loans; payments, maturities, and sales of investments; and capital contributions by the Company. As additional sources of funds, the Bank has credit availability with the Federal Home Loan Bank amounting to $68,017 million and Federal Funds purchased lines available at correspondent banks amounting to $5,000.

Cash and cash equivalents increased $38,179 in 2006. The main contributor to this increase was that deposit generation exceeded loan production. Earlier in the year, we used excess liquidity to repay borrowings with the Federal Home Loan Bank. As the year progressed we invested the majority of our excess cash in federal funds sold based on the liquidity and loan needs of the Company. In addition, focus was put on increasing our investment portfolio with over $6,590 in securities purchased during the year.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

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

The Bank uses interest rate sensitivity analysis (“GAP analysis”) to monitor the amount and timing of balances exposed to changes in interest rates. The GAP analysis is not relied upon solely to determine future reactions to interest rate changes because it is presented at one point in time and could change significantly from day-to-day. The table presented below shows the Bank’s GAP analysis at December 31, 2006:

INTEREST RATE SENSITIVITY ANALYSIS

(Dollars in thousands)

	Term to Repricing
	3 months or less	4 to 6 months	7 to 12 months	1 to 5 Years	Over 5 Years	Total
Interest-earning assets:
Interest-bearing deposit in other bank	$299	$—	$—	$—	$—	$299
Federal funds sold	37,806	—	—	—	—	37,806
Investment securities	—	—	—	3,440	21,420	24,860
Federal Home Loan Bank stock	880	—	—	—	—	880
Loans	188,049	14,335	29,500	144,547	2,080	378,511

Total interest-earning assets	$227,034	$14,335	$29,500	$147,987	$23,500	$442,356

Interest-bearing liabilities:
Interest-bearing checking	$19,409	$—	$—	$—	$—	$19,409
Money market	30,508	—	—	—	—	30,508
Savings	22,625	—	—	—	—	22,625
Time	47,078	46,727	49,403	139,732	454	283,394
Borrowings	1	—	—	3,000	—	3,001

Total interest-bearing liabilities	$119,621	$46,727	$49,403	$142,732	$454	$358,937

Interest sensitivity gap	$107,413	($32,392)	($19,903)	$5,255	$23,046	$83,419

Cumulative gap	$107,413	$75,021	$55,118	$60,373	$83,419	$83,419

Cumulative gap as a percentage of total interest- earning assets	24.28%	16.96%	12.46%	13.65%	18.86%

The Bank uses simulation analysis to quantify the effects of various immediate parallel shifts in interest rates on net interest income over the next 12 month period. Such a “rate shock” analysis requires key assumptions which are inherently uncertain, such as deposit sensitivity, cash flows from investments and loans, reinvestment options, our capital plan, market conditions and the timing, magnitude and frequency of interest rate changes, and other information. As a result, the simulation is only a best-estimate and

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

cannot accurately predict the impact of future rate changes on net income. As of December 31, 2006, the Bank’s simulation analysis projects a decrease to net interest income of 12.6%, assuming an immediate parallel shift downward in interest rates by 200 basis points. If rates rise by 200 basis points, the simulation analysis projects net interest income would increase by 16.1%. These projected levels are within our policy limits.

Although interest rates have stabilized in the short term, the impact of adjustable rate loans and mortgages has been factored into the allowance for loan loss reserve. To mitigate our future risk associated with the repricing of loans management adheres to a conservative underwriting approach to minimize this future risk. Furthermore, management has avoided the use of certain loan products typically associated with speculative real estate financing, such as negative amortization residential real estate loans and sub-prime lending.

Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk which are created in the normal course of business to meet the financing needs of its customers. Please refer to Note 16 in the Notes to Consolidated Financial Statements for a discussion of these arrangements.

Critical Accounting Policies

Our financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, we must use our best judgment to arrive at the carrying value of certain assets. The most critical accounting policy is that related to the valuation of the loan portfolio.

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

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

Fourth Quarter Results

Net income for the fourth quarter of 2006 was $1,465, a 20% increase over fourth quarter 2005 net income of $1,223. Diluted earnings per share increased to 24 cents per common share in the fourth quarter of 2006 compared to 21 cents per common share in the fourth quarter of 2005. Net interest income for the fourth quarter of 2006 was $4,521, a 13.9% increase over fourth quarter 2005 net interest income of $3,973. The provision for loan losses was $255 for the fourth quarter of 2006 and for the same period in 2005.

Non-interest income decreased to $668 in the fourth quarter of 2006 versus $700 for the fourth quarter of 2005. There was a 32% increase in service charges and fees; however that increase was offset by a decline in mortgage banking fees over the two quarters. Mortgage banking fees were up for the entire year; however the Company experienced a decline when comparing the fourth quarter of 2006 to 2005, with a 32% decrease in these fees. The fourth quarter 2006 to fourth quarter 2005 decrease in mortgage banking fees is due to a decrease in volume, as the 2006 fourth quarter interest rates have increased when compared to the fourth quarter of 2005. Non-interest expense grew to $2,615 in the fourth quarter of 2006 versus $2,481 in the fourth quarter of 2005. As noted earlier in this discussion, salaries and employee benefits increased substantially and SFAS 123(R) “Share-based Payment” was adopted in January 2006. A quarter versus quarter comparison shows salaries and employee benefits costs rising $72 or 4.6%, of which stock-based compensation represented $28 of the fourth quarter increase. Professional services for the fourth quarter of 2006 were $123 compared to $29 for the comparable period of 2005 due to consultation services related to the Sarbanes Oxley Act of 2002, however; the majority of this increase was offset with declines in advertising and supplies expense.

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

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - continued

•	changes occurring in business conditions and inflation;

•	changes in technology;

•	changes in monetary and tax policies;

•	changes in the securities markets; and

other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

First State Financial Corporation

Sarasota, Florida

We have audited the accompanying consolidated balance sheets of First State Financial Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. We also have audited management’s assessment, included in the Form 10-K Report on Management’s Assessment of Internal Control over Financial Reporting, that First State Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First State Financial Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First State Financial Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that First State Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, First State Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Fort Lauderdale, Florida

March 1, 2007

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and December 31, 2005

(Dollar amounts in thousands)

	2006	2005
ASSETS
Cash and due from financial institutions	$6,427	$5,692
Federal funds sold	37,806	362

Cash and cash equivalents	44,233	6,054
Interest bearing deposits in other financial institutions	299	341
Securities, available-for-sale	24,860	20,361
Loans, net of allowance of $4,358 and $3,397	372,747	334,594
Federal Home Loan Bank stock	880	1,178
Premise and equipment, net	4,558	4,596
Other assets	5,871	5,565

Total Assets	$453,448	$372,689

LIABILITIES and STOCKHOLDERS’ EQUITY
Deposits
Demand	$44,383	$44,574
Interest-bearing checking	19,409	16,240
Money market	30,508	48,147
Savings	22,625	13,548
Time	283,394	190,116

Total deposits	400,319	312,625
Accrued interest payable and other liabilities	1,602	1,579
Federal Home Loan Bank advances & other borrowings	3,001	14,001

Total Liabilities	404,922	328,205

Stockholders’ Equity
Common stock, $1 par value; 25,000,000 shares authorized;
2006 - 5,874,450 shares outstanding;
2005 - 5,863,265 shares outstanding	5,874	5,863
Additional paid-in capital	31,974	31,763
Retained earnings	10,870	7,231
Accumulated other comprehensive loss	(192)	(373)

Total Stockholders’ Equity	48,526	44,484

Total Liabilities and Stockholders’ Equity	$453,448	$372,689

See Notes to Consolidated Financial Statements

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2006, 2005 and 2004

(Dollar amounts in thousands except per share data)

	2006	2005	2004
Interest and Dividend Income
Loans, including fees	$29,813	$19,771	$13,210
Taxable securities	718	640	554
Tax exempt securities	290	71	1
Federal funds sold and other	570	299	114

	31,391	20,781	13,879
Interest Expense
Deposits	13,031	6,871	4,514
Federal Home Loan Bank advances and other borrowings	500	397	388

	13,531	7,268	4,902

Net Interest Income	17,860	13,513	8,977
Provision for Loan Losses	1,240	735	786

Net Interest Income After Provision for Loan Losses	16,620	12,778	8,191
Non-interest Income
Service charges and other fees	1,336	1,026	944
Mortgage banking fees	1,367	1,151	609
Other	146	62	31

	2,849	2,239	1,584

Non-interest Expense
Salaries and employee benefits	6,962	5,448	3,863
Occupancy and equipment	1,542	1,194	1,026
Data processing	570	525	471
Professional services	305	175	97
Stationery and supplies	184	183	158
Advertising and marketing	243	250	160
Other	1,156	1,116	688

	10,962	8,891	6,463

Income Before Income Taxes	8,507	6,126	3,312
Income tax expense	3,166	2,289	1,240

Net Income	$5,341	$3,837	$2,072

Earnings per share
Basic	$0.91	$0.65	$0.60
Diluted	$0.90	$0.65	$0.59
Average common shares outstanding
Basic	5,868,528	5,860,599	3,474,861
Diluted	5,911,223	5,890,702	3,490,168
Dividends per share	$0.29	$0.20	$0.00

See Notes to Consolidated Financial Statements

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

for the years ended December 31, 2006, 2005 and 2004

(Dollar amounts in thousands except share data)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total
Balance at January 1, 2004	3,086,240	$3,086	$5,651	$2,494	$(121)	$11,110
Comprehensive income:
Net income				2,072		2,072
Change in net unrealized gain (loss) on investment securities available-for-sale, net of tax effects					(8)	(8)

Total Comprehensive Income						2,064
Exercise of stock options	23,400	23	42			65
Issuance of common stock	2,746,625	2,747	26,167			28,914

Balance at December 31, 2004	5,856,265	$5,856	$31,860	$4,566	$(129)	$42,153
Comprehensive income:
Net income				3,837		3,837
Change in net unrealized gain (loss) on investment securities available-for-sale, net of tax effects					(244)	(244)

Total Comprehensive Income						3,593
Exercise of stock options	7,000	7	12			19
Offering costs related to 2004 stock issuance			(109)			(109)
Cash Dividend declared, $.20 per share				(1,172)		(1,172)

Balance at December 31, 2005	5,863,265	$5,863	$31,763	$7,231	$(373)	$44,484
Comprehensive income:
Net income				5,341		5,341
Change in net unrealized gain (loss) on investment securities available-for-sale, net of tax effects					181	181

Total Comprehensive Income						5,522
Stock-based compensation			125			125
Exercise of stock options	11,185	11	86			97
Cash dividend declared, $.29 per share				(1,702)		(1,702)

Balance at December 31, 2006	5,874,450	$5,874	$31,974	$10,870	$(192)	$48,526

See Notes to Consolidated Financial Statements

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2006, 2005 and 2004

(Dollar amounts in thousands)

	2006	2005	2004
Cash flows from operating activities:
Net income	$5,341	$3,837	$2,072
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	1,240	735	786
Depreciation	425	377	401
Net amortization of securities	34	87	162
Stocked-based compensation	125	—	—
Net change in other assets	(394)	(2,915)	(342)
Net change in accrued expenses and other liabilities	23	113	451

Net cash from operating activities	6,794	2,234	3,530
Cash flows from investing activities:
Net change in time deposits	42	(191)	200
Available-for-sale securities:
Maturities, prepayments and calls	2,326	4,252	9,917
Purchases	(6,590)	(8,504)	(6,448)
Loan originations and payments, net	(39,393)	(110,934)	(45,419)
Net sale (purchase) of FHLB stock	298	56	(484)
Net change in premise and equipment	(387)	(690)	(416)

Net cash from investing activities	(43,704)	(116,011)	(42,650)
Cash flows from financing activities:
Net change in deposits	87,694	100,241	27,650
Net change in short-term borrowings	(11,000)	11,000	(12,455)
Proceeds from long-term borrowings	10,000	—	15,000
Repayment of long-term borrowings	(10,000)	(15,000)	—
Proceeds from exercise of stock options	97	19	65
Proceeds from issuance of common stock, net of capitalized costs	—	(109)	28,914
Cash dividend paid	(1,702)	(1,172)	—

Net cash from financing activities	75,089	94,979	59,174
Net change in cash and cash equivalents	38,179	(18,798)	20,054
Beginning cash and cash equivalents	6,054	24,852	4,798

Ending cash and cash equivalents	$44,233	$6,054	$24,852

Supplemental cash flow information
Interest paid	$13,178	$7,113	$4,944
Income taxes paid	3,720	2,300	1,240

See Notes to Consolidated Financial Statements

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

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

Cash and Cash Equivalents

Cash equivalents include amounts due from banks and federal funds sold. The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The amounts of the reserve requirement at December 31, 2006 and 2005 were approximately $1,545 and $1,194 respectively.

Interest-bearing Deposits in Other Financial Institutions

Interest-bearing deposits in other financial institutions are carried at cost.

Investment Securities

Investment securities to be held for indefinite periods of time and not intended to be held-to-maturity are classified as available-for-sale. The Company classifies all of its investment securities as available- for-sale. Assets included in this category are those that management intends to use as part of its asset / liability management strategy and that may be sold in response to changes in interest rates and other factors related to interest rate and resultant prepayment risk changes. Securities available- for-sale are recorded at fair value. Unrealized holding gains and losses on securities available-for- sale, net of tax, are included as accumulated other comprehensive income in the consolidated balance sheets until these gains or losses are realized.

Interest income includes amortization of purchases premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date basis and determined using the specific identification method.

If a security has a decline in fair value that is other-than-temporary, then the security will be written down to its fair value by recording a loss in the consolidated statement of income. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

1.	Organization and Summary of Significant Accounting Policies (continued)

has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value. Refer to Note 2 for a detailed discussion on investment securities.

Loans

Loans are reported at their principal outstanding balance net of the allowance for loan losses and net of deferred loan fees. Interest income is recognized when income is earned, using the effective interest method. Loan origination fees and certain direct loan origination costs are deferred and the net amounts are amortized as adjustments to interest income over the contractual life of the loan.

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

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

1.	Organization and Summary of Significant Accounting Policies (continued)

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless they are well collateralized and in the process of collection. If a loan or portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Interest receivable on loans placed on nonaccrual status is reversed against interest income. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

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

Federal Home Loan Bank (FHLB) Stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Other Real Estate Owned

Other real estate owned is comprised of real estate and other assets acquired through foreclosure, acceptance of a deed in lieu of foreclosure or otherwise acquired from the debtor in lieu of repayment of the debt. Assets acquired through or instead of loan foreclosure are initially recorded

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

1.	Organization and Summary of Significant Accounting Policies (continued)

at fair value when acquired, establishing a new cost basis. Revenues, expenses and subsequent adjustments to fair value less estimated costs to sell are classified as expenses for other real estate owned. At December 31, 2006 and 2005, there was no other real estate owned.

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

Comprehensive Income (Loss)

The income tax effects related to the components of other comprehensive income (loss) are as follows (in thousands):

	2006			2005			2004
	Gross (Tax Expense)			(Gross) Tax Benefit			(Gross) Tax Benefit
	Gross	Expense	Net	Gross	Benefit	Net	Gross	Benefit	Net
Unrealized holding gain (loss) arising during period	$268	($87)	$181	($369)	$125	($244)	($13)	$5	($8)

Other comprehensive income (loss)	$268	($87)	$181	($369)	$125	($244)	($13)	$5	($8)

Earnings Per Share

Earnings per share is computed on the weighted average number of common shares outstanding during the year. Earnings per share, assuming dilution, assumes the maximum dilutive effect of the average number of shares from stock options. The components of Earnings Per Share are disclosed in Note 8 of the Notes to Consolidated Financial Statements.

Stock Transactions

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. Existing options that are expected to result in additional compensation expense of approximately $71 in 2007.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method. Under this method, no stock-based compensation cost is reflected in the net income for the years ending December 31, 2005 and 2004, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

1.	Organization and Summary of Significant Accounting Policies (continued)

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for the years ending December 31, 2005 and 2004 (in thousands except for per share amounts):

	2005	2004
Net income as reported	$3,837	$2,072
Deduct total stock based employee and director compensation expense determined under the fair value based method for all awards, net of related tax effects	(63)	(8)

Pro forma net income	$3,774	$2,064

Earnings per share:
Basic – as reported	$0.65	$0.60
Basic – pro forma	0.64	0.59
Diluted – as reported	0.65	0.59
Diluted – pro forma	0.64	0.59

Derivatives

All derivative financial instruments are recognized as assets or liabilities at fair value. The Company’s derivative consists of an interest rate swap agreement, which is used as part of its asset liability management to help manage interest rate risk. The Company does not use derivatives for trading purposes. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings.

New Accounting Standards

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. The Company has reviewed this pronouncement and the Company is not aware of any misstatements that would cause the Company to restate its financial statements. This pronouncement is effective for fiscal years ending after November 15, 2006.

Effect of Newly Issued But Not Yet Effective Accounting Standards

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes.” FIN 48 revises the recognition tests for tax positions taken in tax returns such that a tax benefit is recorded only when it is more likely than not that the tax position will be allowed upon examination by taxing authorities. The amount of such a tax benefit to record is the largest amount that is more likely than not to be allowed. Any reduction in deferred tax assets or increase in tax liabilities upon adoption will correspondingly reduce retained earnings. The Bank has reviewed the effect of implementing this interpretation and the Company does not expect any of its tax positions to have a material impact, if any. FIN 48 is effective for fiscal years beginning after December 15, 2006.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

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

Operating Segments

While management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

2.	Investment Securities

The amortized cost and fair values of investment securities are summarized as follows:

	December 31, 2006
	Amortized	Gross Unrealized	Gross Unrealized	Fair
(Dollars in thousands)	Cost	Gains	Losses	Value
U.S. Government and federal agency	$6,319	$35	$62	$6,292
Municipal	8,231	107	21	8,317
Mortgage-backed	10,618	—	367	10,251

	$25,168	$142	$450	$24,860

	December 31, 2005
	Amortized	Gross Unrealized	Gross Unrealized	Fair
(Dollars in thousands)	Cost	Gains	Losses	Value
U.S. Government and federal agency	$3,500	$—	$74	$3,426
Municipal	4,434	5	77	4,362
Mortgage-backed	13,003	1	431	12,573

	$20,937	$6	$582	$20,361

The fair values of investment securities at December 31, 2006, by contractual maturity, are shown below. Securities not due at a single maturity date, primarily mortgaged-backed securities, are shown separately.

Fair
(Dollars in thousands)	Value
Due in one year or less	$495
Due from one to five years	2,944
Due from five to ten years	—
Due after ten years	11,170
Mortgage-backed	10,251

$24,860

Securities pledged at year-end 2006 and 2005 had a carrying amount of $8,259 and $9,755, respectively, and were pledged to secure public funds and borrowings. At December 31, 2006 and 2005, the Company held securities of the Federal National Mortgage Association (“FNMA”) of 15.2% and 16.9%, respectively, of stockholders’ equity. No securities were sold during 2006, 2005 or 2004. At year-end 2006 and 2005, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders equity

The following tables classify those securities in an unrealized loss position at December 31, 2006 and 2005, based upon length of time in a continuous loss position. The tables show the current fair value of the securities and the amount of unrealized loss for each category of investment.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

2.	Investment Securities (continued)

	As of December 31, 2006
	Less than 12 months		12 months or more		Total
(In thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

U.S. Government and federal agencies	$497	$2	$3,440	$60	$3,937	$62
Municipals	2,784	16	346	5	3,130	21
Mortgage-backed	358	6	9,862	361	10,220	367

	$3,639	$24	$13,648	$426	$17,287	$450

	As of December 31, 2005
	Less than 12 months		12 months or more		Total
(In thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

U.S. Government and federal agencies	$3,426	$74	$—	$—	$3,426	$74
Municipals	3,853	77	—	—	3,853	77
Mortgage-backed	6,618	132	5,911	299	12,529	431

	$13,897	$283	$5,911	$299	$19,808	$582

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

At December 31, 2006, 42 debt securities have unrealized losses with aggregated depreciation of 2.5% from the Company’s amortized cost basis. At December 31, 2005, 44 debt securities had unrealized losses with aggregated depreciation of 2.9%. As management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other-than-temporary.

3.	Loans and Allowance for Loan Losses

The distribution of loans, by type, was as follows (in thousands):

	December 31,
	2006	2005
Commercial	$59,506	$54,923
Real estate:
Residential	58,863	44,106
Commercial	194,992	186,578
Construction	51,426	45,084
Consumer and other	13,724	8,849

	378,511	339,540
Less: Deferred loan fees, net	(1,406)	(1,549)
Allowance for loan losses	(4,358)	(3,397)

Total loans, net	$372,747	$334,594

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

3.	Loans and Allowance for Loan Losses (continued)

Loans on which the accrual of interest has been discontinued amounted to $889 and $1,086 at December 31, 2006 and 2005, respectively. There were no loans over 90 days and still accruing at December 31, 2006 or December 31, 2005.

The average of individually impaired loans during 2006 and 2005 was $6,461 and $3,623, respectively. No interest income was recognized for non-accrual loans. Interest income recognized during impairment and cash-basis interest income recognized was not material for any periods presented.

Impaired loans were as follows (in thousands):

	2006	2005
Year-end loans with no allocated allowance for loan losses	$8,295	$2,256
Year-end loans with allocated allowance for loan losses	2,403	2,196

	$10,698	$4,452

Amount of the allowance for loan losses allocated	$1,348	$1,288

Transactions in the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004 were as follows (in thousands):

	2006	2005	2004
Balance, beginning of year	$3,397	$2,727	$2,275
Provision charged to operations	1,240	735	786
Loans charged off	(330)	(153)	(405)
Recoveries	51	88	71

Balance, end of year	$4,358	$3,397	$2,727

The total amount of loans to directors and executive officers amounted to $3,332 and $3,501 at December 31, 2006 and 2005, respectively. Loans and advances during 2006 include existing loans of directors added to the Board during 2006. Transactions for loans to directors and executive officers for the years ended December 31, 2006 and 2005 were as follows (in thousands):

	2006	2005
Balance, beginning of period	$3,501	$2,497
Loans and advances	3,162	2,097
Payments	(3,331)	(1,093)

Balance, end of period	$3,332	$3,501

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

4.	Premises and Equipment and Lease Commitments

Premises and equipment were as follows (in thousands):

	December 31,
	2006	2005
Land and improvements	$1,478	$1,463
Buildings	3,275	3,026
Leasehold and improvements	449	638
Furniture, fixtures and equipment	2,389	2,315
Construction in process	86	37

	7,677	7,479

Less: Accumulated depreciation and amortization	(3,119)	(2,883)

	$4,558	$4,596

The Bank leases one of its branch facilities and one of two floors it occupies at its main headquarters. The branch lease has initial terms expiring in 2007 and the additional floor lease at the Company headquarters began in January 2006 and expires in December 2010. Also, in 2006 the Company entered into a lease agreement to secure space for future expansion, the lease agreement has a tentative commencement date of April, 2006 and the term of the lease is twenty years after the commencement date. Rental expense was approximately $207, $80, and $71 in 2006, 2005 and 2004, respectively. Rent commitments under these noncancelable operating leases are as follows (in thousands):

Year ending December 31,
2007	$283
2008	303
2009	308
2010	314
2011	190
Thereafter	3,145

$4,543

5.	Deposits

Time deposits of $100 or more were $90,353 and $56,327 at year-end 2006 and 2005.

At December 31, 2006, the scheduled maturities of time deposits are as follows (in thousands):

2007	$143,208
2008	54,507
2009	27,081
2010	7,608
2011	50,536
Thereafter	454

$283,394

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

6.	Federal Home Loan Bank Advances and Other Borrowings

Federal Home Loan Bank (FHLB) advances and other borrowings were as follows (in thousands):

	2006	2005
Line of credit, Independent Bankers’ Bank, 7.25% at year-end 2006, due April 2007	$1	$1
Fixed rate FHLB advance, 5.51%, due June 2008	3,000	3,000
Daily rate FHLB advance, 4.44% at year-end 2005, no maturity date	—	11,000

	$3,001	$14,001

Each FHLB advance is payable at its maturity date, with a prepayment penalty on the fixed rate advance. The borrowings were collateralized by $6,031 and $7,139 of securities at year-end 2006 and 2005 and a blanket pledge of the Bank’s residential mortgage loan portfolio at year-end 2006 and 2005.

The Company has a $4,000 line of credit with another financial institution. Borrowings outstanding on this line of credit totaled $1 at December 31, 2006 and 2005. Interest on this line of credit adjusts daily at the Prime Rate published in The Wall Street Journal less 1%. The line of credit is secured by all of the preferred and common stock of the Company’s bank subsidiary, First State Bank. The line of credit was renewed in April 2006 and matures in April 2007.

7.	Income Taxes

The components of the provision for income taxes for the years ended December 31, 2006, 2005 and 2004 were as follows (in thousands):

	2006	2005	2004
Current – Federal	$2,999	$2,004	$1,063
Current – state	513	347	214
Deferred – Federal	(295)	(53)	(32)
Deferred – state	(51)	(9)	(5)

	$3,166	$2,289	$1,240

Effective tax rates differ from the federal statutory rate of 34% applied to income before income taxes due to the following (in thousands):

	2006	2005	2004
Federal statutory rate times financial statement income	$2,892	$2,083	$1,126
Adjusted for the effect of:
State taxes, net of federal benefit	313	223	137
Other, net	(39)	(17)	(23)

	$3,166	$2,289	$1,240

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

7.	Income Taxes (continued)

The components of the net deferred tax asset as of December 31, 2006 and 2005 were as follows (in thousands):

	2006	2005
Deferred tax asset:
Allowance for loan losses	$1,455	$1,101
Net operating loss carryforward	150	208
Net unrealized loss on securities available-for-sale	116	203
Nonaccrual loans	104	100

	1,825	1,612
Deferred tax liabilities:
Depreciation	(29)	(62)
Loan origination costs	(117)	(130)

	(146)	(192)

Net deferred tax asset	$1,679	$1,420

8.	Earnings per share

The factors used in the earnings per share computation are as follows (in thousands, except for per share data):

	2006	2005	2004
BASIC:
Net income	$5,341	$3,837	$2,072

Weighted average common shares outstanding	5,868,528	5,860,599	3,474,861

Basic earnings per common share	$0.91	$0.65	$0.60

DILUTED:
Net income	$5,341	$3,837	$2,072

Weighted average common shares outstanding for basic earnings per common share	5,868,528	5,860,599	3,474,861
Dilutive effects of assumed exercises of stock options	42,695	30,103	15,307

Average shares and dilutive potential common shares	5,911,223	5,890,702	3,490,168

Diluted earnings per common share	$0.90	$0.65	$0.59

There were no stock options considered anitdilutive for 2006, 2005 or 2004.

9.	Employee Benefit Plan

The Bank has a 401(k) benefit plan covering substantially all eligible employees. The Bank’s contributions to the plan were approximately $67, $24 and $14 in 2006, 2005 and 2004, respectively.

10.	Contingencies

Periodically, the Bank is involved in litigation arising from the ordinary course of business. In the opinion of management, the outcome of such litigation will not have a significant effect on financial position or results of operations.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

11.	Stock Transactions

The Company has a 2004 Stock Plan which provides for the grants of options to purchase common stock to directors and employees. This plan replaces the 1996 Non-Qualified Stock Option Plan. Under the terms of the Plan, the option price is not less than the fair market value of the common stock on the date of grant. The number of shares reserved under the 2004 Stock Plan is 500,000 less the 65,300 outstanding options under the 1996 Plan. At December 31, 2006, there were 294,400 options available for future grants under the 2004 Stock Plan.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions in the table below. Expected volatility is based on historical volatilities of similar peer companies’ common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted in 2006 was $3.17 per option and the fair value of options granted in 2005 was $2.48 per option. No options were granted in 2004. The fair value of the options granted in 2006 and 2005 were estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	4.61%	4.46%
Expected term in years	6.5	6.5
Expected stock price volatility	10.81%	15.16%
Dividend yield	1.29%	1.70%

A summary of the activity in the stock option plan for 2006 follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding, January 1, 2006	160,000	$9.64
Granted	28,000	15.50
Forfeited	(5,200)	11.75
Exercised	(11,185)	3.78

Options outstanding, December 31, 2006	171,615	$10.92	7.8	$1,027

Options exercisable at year-end	56,675	$7.59	6.8	$528

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

11.	Stock Transactions (continued)

Summarized below is information about stock options outstanding and exercisable at December 31, 2006:

	Outstanding		Exercisable
Exercise Price	Number of Shares	Average Life(1)	Number of Shares
$4.00	4,800	5.1	3,200
$4.81	2,300	1.7	2,300
$5.25	30,000	5.9	30,000
$11.75	106,515	8.3	21,175
$15.50	28,000	9.1	—

	171,615		56,675

(1)	Weighted average contractual life remaining in years.

Information related to the stock option plan during each year follows:

	2006	2005	2004
Intrinsic value of options exercised (1)	$146	$103	$78
Cash received from option exercises (1)	$42	$19	$65
Tax benefit realized from option exercises (1)	$55	—	—
Weighted average fair value of options granted	$3.17	$2.48	—

(1)	Rounded to the nearest thousand

As of December 31, 2006, there was $143 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.4 years.

12.	First State Financial Corporation (Parent Company Only) Financial Information

Condensed Balance Sheets

(In thousands)

	December 31,
	2006	2005
Assets:
Cash and cash equivalents	$7	$57
Investment in banking subsidiary	48,478	44,445
Other assets	99	25

Total assets	$48,584	$44,527

Liabilities and stockholders’ equity
Other borrowings	$1	$1
Other liabilities	57	42
Stockholders’ equity	48,526	44,484

Total liabilities and stockholders’ equity	$48,584	$44,527

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

12.	First State Financial Corporation (Parent Company Only) Financial Information (continued)

Condensed Statements of Income

(In thousands)

	Years ended December 31,
	2006	2005	2004
Income:
Dividends from subsidiary	$1,770	$873	$122

Total income	1,770	873	122

Expenses:
Interest expense	—	(20)	(114)
Stock-based compensation	(125)	—	—
Other expenses	(250)	(175)	(14)

Total expenses	(375)	(195)	(128)

Income (loss) before income taxes and equity in undistributed earnings of subsidiary	1,395	678	(6)
Benefit for income taxes	(94)	(73)	(48)

Income before equity in undistributed earnings of subsidiary	1,489	751	42
Equity in undistributed earnings	3,852	3,086	2,030

Net income	$5,341	$3,837	$2,072

Condensed Statements of Cash Flows

(In thousands)

	Years ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$5,341	$3,837	$2,072
Adjustments:
Equity in undistributed earnings of subsidiary	(3,852)	(3,086)	(2,030)
Stock-based compensation	125	—	—
Change in other assets and other liabilities	(59)	249	(48)

Net cash from operating activities	1,555	1,000	(6)

Cash flows from investing activities:
Capital contribution to subsidiary	—	—	(24,699)

Cash flows from financing activities:
Net change in other borrowings	—	—	(3,999)
Proceeds from issuance of common stock, net of capitalized costs	—	(109)	28,914
Proceeds from exercise of stock options	97	19	65
Cash dividends paid	(1,702)	(1,172)	—

Net cash from financing activities	(1,605)	(1,262)	24,980

Net change in cash and cash equivalents	(50)	(262)	275
Cash and cash equivalents at beginning of year	57	319	44

Cash and cash equivalents at end of year	$7	$57	$319

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

13.	Regulatory Matters

Capital Requirements

Bank and bank holding companies are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined by regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category. Actual capital amounts (dollars in thousands) and ratios are presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total Capital (to risk-weighted assets):
Consolidated	$53,076	13.26%	>$29,853	>8.00%	n/a	n/a
Bank	53,028	13.25%	> 29,853	>8.00%	$37,316	10.00%

Tier I capital (to risk weighted assets):
Consolidated	48,718	12.17%	> 14,926	>4.00%	n/a	n/a
Bank	48,670	12.16%	> 14,926	>4.00%	22,389	6.00%

Tier I capital (to average assets):
Consolidated	48,718	10.89%	> 17,888	>4.00%	n/a	n/a
Bank	48,670	10.96%	> 17,763	>4.00%	22,203	5.00%

As of December 31, 2005:
Total Capital (to risk-weighted assets):
Consolidated	$48,253	14.13%	>$27,321	>8.00%	n/a	n/a
Bank	48,215	14.12%	> 27,321	>8.00%	$34,151	10.00%

Tier I capital (to risk weighted assets):
Consolidated	44,856	13.13%	> 13,660	>4.00%	n/a	n/a
Bank	44,818	13.12%	> 13,660	>4.00%	20,491	6.00%

Tier I capital (to average assets):
Consolidated	44,856	12.54%	> 14,312	>4.00%	n/a	n/a
Bank	44,818	12.53%	> 14,312	>4.00%	17,890	5.00%

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

13.	Regulatory Matters (continued)

Dividends

Dividends paid by the Bank to the Company are subject to the financial condition of the Bank and practical business considerations relating to utilization of funds. Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to stockholders without prior approval of the Bank’s regulatory agency. Dividend payments are generally limited to earnings of the Bank, as defined for regulatory purposes, for the current period and the full two preceding years.

14.	Derivatives and Hedging Activities

The Company has an interest rate swap agreement to make or receive variable interest payments in exchange for fixed interest payments. The interest rate swap is used to mitigate overall risk to changes in interest rates during the life of the swap and is a component of the Company’s asset/liability management strategy to reduce the risk that changes in interest rates will change net interest margin. The notional amount of the interest rate swap does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the interest rate swap.

The interest rate swap has been designated as a fair value hedge of an FHLB advance. As such, the aggregate fair value of the swap is recorded in liabilities. The fair value of interest rate swaps is based on market prices or dealer quotes. The Company expects the hedge to remain fully effective during the remaining term of the swap.

Summary information about the interest rate swap for 2006 and 2005 year-ends follows (dollar amounts in thousands):

	2006	2005
Notional amount	$3,000	$3,000
Weighted average pay rate	5.97%	5.06%
Fixed receive rate	5.51%	5.51%
Maturity	1.5 years	2.5 years
Fair value of swap	$25	$8

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

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

15.	Financial Instruments with Off-Balance Sheet Risk and with Concentrations of Credit Risk (continued)

The contractual amount of financial instruments with off-balance sheet risk was as follows at year- end (in thousands):

	2006	2005
Loan commitments and unused credit lines	$71,912	$62,686
Unused letters of credit	3,286	976

Loan commitments and unused credit lines consist of $6,593 of fixed rate commitments and $65,319 of variable rate commitments at December 31, 2006. Fixed rate loan commitments have interest rates ranging from 5.59% to 8.25% with maturities ranging from nine days to five years. At December 31, 2005, loan commitments and unused credit lines consisted of $2,696 of fixed rate commitments and $59,990 of variable rate commitments. Fixed rate commitments had interest rates ranging from 5.59% to 8.25% with maturities ranging from nine days to ten years. Unused letters of credit are not assigned a rate until used and expire within one year.

Concentrations of Credit Risk

The Bank primarily grants loans for which real estate is the collateral. As of December 31, 2006, real estate mortgages represent 80.7% of total loans. As of December 31, 2006, the largest credit relationship was $7,450, representing 2.0% of total loans.

The Company’s main concentration by industry is real estate rental and leasing, representing 35.3% of our loan portfolio.

16.	Disclosure About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents and Interest Bearing Deposits

For these short-term investments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

The fair value of investment securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Note 2 in the Notes to the Consolidated Financial Statements provides information on estimated fair values at December 31, 2006 and 2005.

Loans

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Federal Home Loan Bank stock

The carrying value of the stock approximates its fair value.

Accrued interest receivable

The carrying value approximates fair value.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

16.	Disclosure About Fair Value of Financial Instruments (continued)

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

Other borrowings

Other borrowings carry a variable interest rate that reprices frequently. Therefore its carrying value approximates its fair value.

Accrued interest payable

The carrying value approximates fair value.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Since no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2006 and 2005 are as follows:

	2006		2005
(in thousands)	Carrying amount	Fair Value	Carrying amount	Fair value
Financial Assets
Cash and cash equivalents	$44,233	$44,233	$6,054	$6,054
Interest bearing deposits	299	299	341	341
Securities available-for-sale	24,860	24,860	20,361	20,361
Loans, net	372,747	370,380	334,594	331,469
Federal Home Loan Bank stock	880	880	1,178	1,178
Accrued interest receivable	1,982	1,982	1,487	1,487

Financial Liabilities
Deposits	400,319	401,119	312,625	312,068
Federal Home Loan Bank advances	3,000	3,000	14,000	14,000
Other borrowings	1	1	1	1
Accrued interest payable	826	826	472	472

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2006 and 2005

17.	Quarterly Financial Data (unaudited)

	Interest Income	Net Interest Income	Net Income	Earnings per share Basic	Earnings per share Diluted
2006
First quarter	$6,899	$4,244	$1,158	$0.20	$0.20
Second quarter	7,690	4,518	1,339	0.23	0.23
Third quarter	8,218	4,577	1,379	0.24	0.23
Fourth quarter	8,584	4,521	1,465	0.24	0.24

2005
First quarter	$4,221	$2,818	$797	$0.14	$0.14
Second quarter	4,882	3,167	853	0.14	0.14
Third quarter	5,409	3,555	964	0.16	0.16
Fourth quarter	6,269	3,973	1,223	0.21	0.21