Form 10-K, Exhibit 13
period 2007-12-31
FIRST STATE FINANCIAL CORP/FL
filed 2008-03-03
CIK 1282582

Exhibit 13.1

2007 ANNUAL REPORT

FIRST STATE FINANCIAL CORPORATION

Letter to Shareholders

Page 1 Summary Consolidated Financial Information

Page 2 Management’s Discussion and Analysis

Page 19 Report of Independent Registered Certified Public Accounting Firm

Page 21 Consolidated Financial Statements

Page 25 Notes to Consolidated Financial Statements

2007 Annual Report

President and CEO’s Comments

Dear fellow shareholders:

2007 was a challenging year for First State Financial Corporation as we faced and adapted to many changes. We upgraded our core operating platform, which will enable us to continue to expand the bank for years to come. We opened and integrated a new branch in Largo and we centralized many shared services into our Roosevelt Operations Center. We were also faced with changes in the economy, lowering interest rates, and the rapid downturn pertaining to residential real estate which impacted our market and First State Bank. Despite all of these changes, we continue to position the Bank for future success into the horizon.

Real estate is the driver of our market’s economy, and with the slow down in real estate and related businesses, our growth rate slowed from previous years. However, we did grow the Bank year over year. In 2007 total assets grew by $21.4 million, or 4.7%, to $474.9 million at December 31, 2007. Likewise total earning assets at year end were $453.7 million, a $17.1 million, or 3.9% increase for the year and our gross loans grew 6.5% over the prior year to $403.2 million. Amidst all of our growth, falling interest rates contributed to our decreased net interest income by $570 thousand, to $17.3 million for the year. Our net interest margin was also significantly compressed, ending 2007 at 4.00%, down from 4.52% in 2006. Net income in 2007 was $2.4 million, $2.9 million less than the $5.3 million in 2006. Increasing our provision for loan losses by $3.1 million in the fourth quarter of the year was the single largest contributor to the reduction in earnings. We identified loans that have a risk of loss, primarily residential real estate and small business related, and we allocated reserves to address that risk.

While this was a somewhat difficult year, there remains a great deal of positives about First State Bank. We remain a well capitalized bank. In 2007 we opened our 12,000 sq. ft. Roosevelt Operations Center. This facility houses our loan operations, credit, branch administration, audit, loan review, compliance, and training departments. This building will meet our needs for a long time to come. We also opened our Largo Branch, in October, which is the first of three new branches we have committed to open. The Clearwater and Venice branches will open in the first and second quarters of 2008 respectively. We own another branch site in Sarasota which we plan to open in 2009. These new offices coupled with our existing network of branches positions us for future profitable growth. We continue to seek an acquisition partner located within First State Bank’s primary market area.

The management at First State Bank remains very strategic in our thinking and acting, while continuing to look for opportunities to increase our non-interest income. In 2007 we added a financial planning and investment component through our partnership with Infinex Financial Group. We hired Michael Evans, CFP a well respected and long time financial planner in our market to head this up for us. We expect that in addition to providing our customers with needed sound financial planning, we will significantly increase our non-interest income in the years to come.

The primary strength of our bank is our people. The entire staff of First State Bank is focused on increasing shareholder value in everything they do for the bank. A large number of our staff is also shareholders. We have a very dedicated group of employees that strive to better themselves and the bank. Our strategy is to increase sales through more training and awareness of our customer’s needs, and a formal process that rewards employees for increased referrals and sales has been initiated. The sales culture of First State Bank is definitely on the rise.

We continue to work very diligently on broadening the horizons of First State Bank, a name that has become synonymous as a leader of community banks in our area. We continue to deliver the “Second to None” service that our customers and shareholders expect from us. While continuing to grow the bank, we will not sacrifice safety and soundness or profitability. We value the trust that you, our shareholders, have placed in us, and we do not take that trust for granted. Our endeavors to increase your shareholder value as repayment for that trust will continue.

John E. “Jed” Wilkinson

President & CEO

Thomas W, Wright

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

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

	As of or For the Years Ended December 31,
Selected Five Year Data	2007	2006	2005	2004	2003
(In thousands, except per share data)
Income Statement Data:
Interest income	$34,842	$31,391	$20,781	$13,879	$10,898
Interest expense	17,552	13,531	7,268	4,902	4,139
Net interest income	17,290	17,860	13,513	8,977	6,759
Provision for loan losses	3,897	1,240	735	786	1,050
Net interest income after provision for loan losses	13,393	16,620	12,778	8,191	5,709
Non-interest income	2,161	2,849	2,239	1,584	1,161
Non-interest expense	11,844	10,962	8,891	6,463	5,568
Income before income taxes	3,710	8,507	6,126	3,312	1,302
Income tax expense	1,326	3,166	2,289	1,240	507
Net income	2,384	5,341	3,837	2,072	795

Per Share Data:
Basic earnings per share	$0.40	$0.91	$0.65	$0.60	$0.26
Diluted earnings per share	0.40	0.90	0.65	0.59	0.26
Book value at year-end	8.47	8.26	7.59	7.20	3.60
Cash dividends declared per common share	0.32	0.29	0.20	n/a	n/a
Basic weighted-average common shares outstanding	5,896,746	5,868,528	5,860,599	3,474,861	3,086,240
Diluted weighted-average common shares outstanding	5,918,034	5,911,223	5,890,702	3,490,168	3,097,345

Balance Sheet Data:
Loans, net	$394,404	$372,747	$334,594	$224,395	$179,761
Total assets	474,888	453,448	372,689	274,004	212,315
Deposits	395,193	400,319	312,625	212,384	184,734
Borrowed funds	28,001	3,001	14,001	18,001	15,456
Stockholders’ equity	50,133	48,526	44,484	42,153	11,110

	2007	2006	2005	2004	2003
Selected Financial Ratios
Return on average assets	0.51%	1.29%	1.21%	0.89%	0.43%
Return on average equity	3.80%	11.25%	8.86%	14.55%	7.34%
Efficiency	60.89%	52.93%	56.44%	61.20%	70.30%
Net interest margin (1)	4.00%	4.52%	4.48%	4.06%	3.90%

Capital Ratios:
Tier 1 leverage ratio (2)	10.44%	10.89%	12.54%	16.72%	5.58%
Risk-based capital
Tier 1	11.72%	12.17%	13.13%	18.22%	6.06%
Total	12.94%	13.26%	14.13%	19.40%	7.29%
Period-end equity to period-end assets	10.56%	10.70%	11.94%	15.38%	5.23%

(1)	Represents net interest income on a fully tax-equivalent basis as a percentage of average interest-earning assets.
(2)	The leverage ratio is defined as the ratio of Tier 1 capital to average total assets

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management’s discussion and analysis of First State Financial Corporation’s financial condition and results of operations for each of the past three years and should be read in conjunction with the accompanying Consolidated Financial Statements and Notes. Amounts are presented in thousands unless otherwise indicated. The discussion highlights the principal factors affecting the earnings for the years 2007, 2006, and 2005 and the significant changes in balance sheet items from December 31, 2006 to December 31, 2007 and is intended to help the reader understand, from management’s perspective, the consolidated financial statements, notes to financial statements, and the accompanying tables, charts, and financial statistics appearing elsewhere in this report. Where applicable, this discussion also reflects management’s insights regarding known events and trends that have or may reasonably be expected to have a material effect on the Corporation’s operations and results of financial condition.

Corporate and earnings overview

First State Financial Corporation (the “Company”, “we,” “our”), a Florida corporation organized in 1997, is a bank holding company whose wholly-owned subsidiary and principal asset is First State Bank (the “Bank”). Our Bank is engaged in community-oriented commercial and retail banking. Our primary source of earnings is derived from income generated by our ownership and operation of the Bank. The Bank is a Florida chartered banking corporation with seven branches located in Sarasota and Pinellas counties in West Central Florida. The Bank focuses primarily on providing personalized banking services to businesses and individuals within the market areas where our banking offices are located.

We reported 2007 net income of $2,384, a 55% decrease over 2006 net income of $5,341. Net income for 2005 was $3,837. The Bank’s total assets and total loans have grown over $21,440 and over $21,657, respectively, in 2007 compared to the prior year. The decrease in 2007 net income is due to an increase in the provision for loan losses of $2,657, a decrease in net interest income of $570, a decrease in non-interest income of $688, an increase in non-interest expense of $882, partially offset by a decrease in tax expense of $1,840. Basic and diluted earnings per common share were 40 cents and 40 cents, respectively, in 2007, compared to 91 cents and 90 cents, respectively, in 2006. Basic and diluted weighted average shares outstanding were 5.90 million and 5.92 million, respectively, in 2007 and 5.87 million and 5.91 million, respectively, in 2006.

Return on average assets and return on average equity were 0.51% and 3.80%, respectively, for 2007, and 1.29% and 11.25%, respectively, for 2006. Average assets increased $52,276, or 13%, in 2007. Book value per common share increased 3% to $8.47 at December 31, 2007, from $8.26 at December 31, 2006. Capital ratios continue to exceed all regulatory requirements as we maintained our “well-capitalized” status. During 2005 we began issuing cash dividends. A total of 32 cents per common share was paid in 2007, 29 cents per common share was paid in 2006 and 20 cents per common share was paid in 2005.

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

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

Net interest income for 2007 was $17,290, a decrease of 3% over 2006 net interest income of $17,860. In 2006, net interest income grew 32% from $13,513 in 2005. The decrease in net interest income in 2007 is a result of an increase in interest income that was more than offset by the increase in interest expense. The compression in net interest margin during 2007 is attributable to higher cost of funds.

The following table presents the Company’s average balances, interest earned or paid and average interest rates earned or paid for each of the years ended December 31, 2007, 2006 and 2005:

AVERAGE BALANCES and INTEREST RATES

(Dollars in thousands)

	For the Years Ended December 31,
	2007			2006			2005
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Interest-earning assets:
Loans	$389,182	$32,501	8.35%	$362,606	$29,813	8.22%	$273,508	$19,771	7.23%
Investments, taxable	26,057	1,404	5.39%	16,464	718	4.36%	17,474	639	3.66%
Investments, non-tax (1)	8,757	496	5.66%	7,023	396	5.64%	1,697	98	5.77%
Other	11,210	573	5.11%	11,026	570	5.17%	9,693	299	3.08%

Total interest-earning assets	435,206	34,974	8.04%	397,119	31,497	7.93%	302,372	20,807	6.88%
Non-interest earning assets	31,450			17,261			13,511

Total assets	$466,656			$414,380			$315,883

Interest-bearing liabilities:
Interest-bearing checking	$15,008	241	1.61%	$16,779	183	1.09%	$15,152	53	0.35%
Money market	32,575	1,244	3.82%	34,251	1,133	3.31%	41,723	896	2.15%
Savings	23,256	868	3.73%	22,595	631	2.79%	9,659	87	0.90%
Time	277,521	14,406	5.19%	240,953	11,083	4.60%	160,731	5,835	3.63%
Borrowings	15,478	793	5.12%	9,128	501	5.49%	8,875	397	4.47%

Total interest-bearing liabilities	363,838	17,552	4.82%	323,706	13,531	4.18%	236,140	7,268	3.08%
Non-interest-bearing liabilities:
Non-interest bearing deposits	37,665			41,081			33,666
Other liabilities	2,409			2,107			2,747

Total non-interest bearing liabilities	40,074			43,188			36,413

Stockholders’ equity	62,744			47,486			43,330

Total liabilities and stockholders’ equity	$466,656			$414,380			$315,883

Net interest income and net interest margin (2)		$17,422	4.00%		$17,966	4.52%		$13,539	4.48%
Less tax-equivalent adjustment included above		132			106			26

Net interest income		$17,290			$17,860			$13,513

(1)	On a fully tax-equivalent basis using a 34% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.
(2)	Net interest margin is net interest income divided by average total interest-earning assets.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

The net margin is affected by changes in the mix, volume and interest rates of the various categories of interest-earning assets and interest-bearing liabilities. The following table presents the effect of changes in average balance and rate on interest income, interest expense and net interest income for the periods indicated.

RATE/VOLUME ANALYSIS of NET INTEREST INCOME

(ON A FULLY TAXABLE EQUIVALENT BASIS)

(In thousands)

	2007 Compared to 2006			2006 Compared to 2005
	Volume	Rate	Change	Volume	Rate	Change
Increase (decrease) in interest earned on:
Loans	$2,213	$475	$2,688	$7,063	$2,979	$10,042
Investments, taxable	489	197	686	(39)	117	78
Investments, nontaxable (1)	98	2	100	300	(3)	297
Other	10	(7)	3	46	225	271

Total interest income	2,810	667	3,477	7,370	3,318	10,688
Increase (decrease) in interest paid on:
Interest-bearing checking	(21)	79	58	6	124	130
Money market	(58)	169	111	(182)	419	237
Savings	20	217	237	212	332	544
Time	1,800	1,523	3,323	3,418	1,830	5,248
Borrowings	327	(35)	292	12	92	104

Total interest expense	2,068	1,953	4,021	3,466	2,797	6,263

Change in net interest income	$742	($1,286)	($544)	$3,904	$521	$4,425

(1)	On a fully tax-equivalent basis using a 34% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.

Non-interest income

Non-interest income for 2007 was $2,161, compared to $2,849 in 2006 and $2,239 in 2005. Non-interest income is primarily composed of deposit service charges and fees, and mortgage banking fees. The decrease in non-interest income was primarily due to a decrease in mortgage banking fees of $693, partially offset by an increase in service charges and other fees of $65, which relate to the increased activity in overdraft fees. Mortgage banking fees decreased as a result of a decline in volume of transactions closed.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

Non-interest expense

The following table summarizes the various categories of non-interest expense for the years ended December 31, 2007, 2006 and 2005:

NON-INTEREST EXPENSE

(In thousands)

	2007	2006	2005
Salaries	$5,951	$5,143	$3,894
Employee benefits	1,438	1,819	1,554
Occupancy and equipment	1,848	1,542	1,194
Data processing	638	570	525
Professional services	394	305	175
Supplies	234	184	183
Advertising	136	243	250
Other	1,205	1,156	1,116

Total non-interest expense	$11,844	$10,962	$8,891

Non-interest expenses for 2007 increased $882, or 8%, to $11,844. Non-interest expense for 2006 was $10,962 and for 2005 it was $8,891. Salaries increased $808, or 16%, from 2006 to 2007 due to a severance payout to our former Chief Executive Officer, the addition of new staff and officer positions and normal salary increases. At December 31, 2007 there were 122.0 full-time equivalent employees and at December 31, 2006 there were 105.5 full-time equivalent employees. Also, in January 2006, SFAS 123(R) was adopted and the Company began to recognize stock-based compensation costs, of which approximately $91 was expensed in 2007 and of which approximately $125 was expensed in 2006. Employee benefits decreased $381, or 21%, due to a decrease in bonus expense of $528 partially offset by increased medical insurance premiums and an increase in the number of personnel. To accommodate the increase in the number of employees, the Company entered into a lease agreement that commenced in April 2007 for an additional 12,000 square feet, resulting in an increase in occupancy costs.

Taxes

For the years ended December 31, 2007, 2006, and 2005, the Company recorded income tax expense of $1,326, $3,166, and $2,289, respectively. Accordingly, our effective tax rates were 35.7%, 37.2% and 37.4% for 2007, 2006 and 2005, respectively. The determination of effective rates reflects items which are not taxed for income tax purposes, primarily tax-exempt interest income.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

FINANCIAL CONDITION ANALYSIS

Investment securities

Objectives in managing the securities portfolio are driven by the composition of the balance sheet, including growth, maturity, management of interest rate risks and maximizing return. Securities are classified into two categories: available-for-sale and held-to-maturity. As of December 31, 2007 the Company’s investment securities portfolio of $52,632 consisted entirely of securities classified as available-for-sale and carried at fair value. This compares to investment securities of $24,860 at December 31, 2006. The net increase of $27,772 in the portfolio was a result of our purchase of $29,743 of interest income producing investment securities and the increase in fair market value of the securities portfolio, offset by paydowns.

The unrealized gains and losses in the portfolio are reported as a separate component of stockholders’ equity, net of tax effects. The portfolio of securities available-for-sale at December 31, 2007 had a net unrealized gain of $331, net of taxes, as compared to a net unrealized loss of $192, net of taxes, at December 31, 2006. Additional disclosure regarding investment securities can be found in Note 2 of the Notes to Consolidated Financial Statements.

The following table presents the Company’s investment portfolio as of December 31, 2007, 2006 and 2005:

INVESTMENT PORTFOLIO SCHEDULE

(In thousands)

	At December 31,
	2007	2006	2005
Investment securities available-for-sale (at fair value):
U.S. Government agencies	$16,967	$6,292	$3,426
Municipals	10,864	8,317	4,362
Mortgaged-backed securities	24,801	10,251	12,573

Total investment securities available-for-sale	$52,632	$24,860	$20,361

Federal Home Loan Bank stock	$951	$880	$1,178

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

The maturities and weighted average yields of investment securities as of December 31, 2007 and 2006 are set forth below. The weighted average interest yields are calculated by dividing the sum of the individual security yield weights by the total book value of the securities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

INVESTMENT SECURITIES MATURITIES & YIELDS

(Dollars in thousands)

	At December 31, 2007, maturing
	1 Year or Less		1 Year to 5 Years		5 Years to 10 Years		After 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Maturity distributions available-for- sale(1):
U.S. Government agencies	$1,993	3.71%	$501	4.50%	$—	—	$14,473	6.58%
Municipals (2)	—	—	—	—	193	3.56%	10,671	7.04%
Mortgaged-backed securities	—	—	611	4.10%	2,306	3.34%	21,884	5.78%

	$1,993		$1,112		$2,499		$47,028

	At December 31, 2006, maturing
	1 Year or Less		1 Year to 5 Years		5 Years to 10 Years		After 10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Maturity distributions available-for- sale(1):
U.S. Government agencies	$495	3.74%	$2,944	4.02%	$—	—	$2,853	9.01%
Municipals (2)	—	—	—	—	—	—	8,317	6.79%
Mortgaged-backed securities	—	—	551	4.12%	2,829	3.36%	6,871	4.28%

	$495		$3,495		$2,829		$18,041

(1)	As investment securities available-for-sale are held for indefinite periods of time and are not intended to be held-to-maturity, contractual maturity may differ from actual disposal.
(2)	On a fully tax-equivalent basis using a 34% federal income tax rate, reduced by the non-deductible portion of interest expense.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

Loans

At December 31, 2007, the gross loan portfolio balance was $403,163, as compared to the December 31, 2006 loan balance of $378,511. Average net loans were $389,182 in 2007, compared to $362,606 in 2006. Loan production has grown dramatically since 2003. This is a result of our growth strategy, and historically low interest rates. The loan-to-deposit ratio was 102% at December 31, 2007, compared to 95% at December 31, 2006. Asset quality decreased due to weakening market conditions, with non-performing assets of $4,908 at December 31, 2007, compared to $889 at December 31, 2006. The composition of the portfolio is presented in the following table:

LOAN PORTFOLIO ANALYSIS

(In thousands)

	At December 31,
	2007	2006	2005	2004	2003
Commercial	$76,630	$59,506	$54,923	$35,295	$31,860
Real estate:
Residential	54,058	58,863	44,106	35,388	27,660
Commercial	211,516	194,992	186,578	130,250	104,586
Construction	47,308	51,426	45,084	21,449	12,799
Consumer and other	13,651	13,724	8,849	5,547	5,622

Total loans	403,163	378,511	339,540	227,929	182,527
Less: Net deferred loan fees	(1,126)	(1,406)	(1,549)	(807)	(491)
Allowance for loan losses	(7,633)	(4,358)	(3,397)	(2,727)	(2,275)

Total loans, net	$394,404	$372,747	$334,594	$224,395	$179,761

The following tables present the maturities of loans outstanding at December 31, 2007 and an analysis of sensitivities of loans in our portfolio.

LOAN MATURITY SCHEDULE

(In thousands)

	Loans Maturing
	Within 1 year	1 to 5 years	After 5 years	Total
Commercial	$51,230	$23,453	$1,947	$76,630
Real estate:
Residential	38,133	14,894	1,031	54,058
Commercial	97,682	102,739	11,095	211,516
Construction	39,881	6,986	441	47,308
Consumer and other	948	11,831	872	13,651

Total loans	$227,874	$159,903	$15,386	$403,163

Loans with:
Fixed rates	$24,509	$35,283	$15,386	$75,178
Variable rates	203,365	124,620	—	327,985

Total loans	$227,874	$159,903	$15,386	$403,163

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

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

The Company’s allowance for loan losses consists of three elements: (i) homogenous loan pool valuation allowances determined in accordance with SFAS 5 based on the quantitative loan loss experience of the Bank for similar loans with similar characteristics, with additional qualitative risks based upon the best judgment of management; (ii) specific valuation allowances determined in accordance with SFAS 114 based on probable losses on specific loans; and (iii) general valuation allowances based on existing regional and local economic factors, including insurance and tax changes and increased market risks that may affect a particular category of loans.

On a monthly basis, management performs an analysis of the adequacy of the loan loss allowance. The analysis uses an eight point grade system to rate the loan portfolio. The eight categories are 1-Superior, 2-Very Satisfactory, 3-Satisfactory, 4-Acceptable, 5-Adequate, 6-Special Mention, 7-Substandard, 8-Doubtful. Each loan is assigned a rating at origination and then reviewed periodically. All significant commercial loans classified as either “substandard” or “doubtful” are reviewed at the end of each period to determine if a specific reserve is needed for that credit. A specific reserve is very common for significant credits classified as either “substandard” or “doubtful.” The establishment of a specific reserve does not necessarily mean that the credit with the specific reserve will definitely incur loss at the reserve level. It is only an estimation of potential loss based upon anticipated events. A general allocation is made for all other commercial loans based on factors including historical loss rate, perceived economic conditions, recent trends in loan loss history, and concentrations of credit. These factors are reviewed and updated as necessary on a quarterly basis.

Residential and consumer loans generally are not analyzed individually. These loans are grouped into pools and assigned risk categories based on their current payment status and management’s assessment of risk inherent in the various types of loans. The allocations are based on the same factors as used for commercial loans. When appropriate, a specific reserve will be established for individual loans. During the fourth quarter of 2007, due to continued market deterioration, the Bank deemed it necessary to begin reviewing select residential and consumer loans individually.

The balance in the allowance for loan losses at December 31, 2007 was $7,633, or 1.89%, of total loans. This is an increase of $3,275 from the December 31, 2006 allowance balance of $4,358, or 1.15% of total loans. The increase in the allowance for loan losses as a percentage of total loans is primarily a result of the Bank’s $3.1 million provision in the fourth quarter of 2007. The increase in the provision was necessary due to increased charge offs, the overall increase in the balance of impaired loans, several economic variables in the market place, the increased risks in the real estate loan market and concerns about rising insurance and tax rates. In response to these economic factors management has increased the reserve, while adhering to a conservative underwriting approach to minimize this risk. The existence of these trends in the environment has the potential to negatively impact margins and cash flow.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

Our impaired loans were $31,017 at December 31, 2007, or 7.7% of total gross loans, compared to $10,698 at December 31, 2006, or 2.8% of total gross loans. $26,229 of the loans continue on accrual status. Management continues to monitor the sound worth, paying capacity and collateral pledged of the borrowers; however those loans classified as impaired are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. The remaining $4,788 of the loans has discontinued accruing interest.

Our non-performing assets as a percentage of total assets were 1.03% at December 31, 2007 and .20% at December 31, 2006. There was $4,908 in non-performing assets at December 31, 2007, compared to $889 at December 31, 2006. At December 31, 2007, non-performing assets represented 21 customer relationships. The largest relationship represented $1,356, or 28%, of nonaccrual loans. We believe that the collateral for this loan, along with a specific allocation of the allowance, sufficiently protects us from further loss.

During 2007, the allowance was increased by a $3,897 charge to the provision and offset by $622 in net charge-offs. This is compared to 2006 activity of a $1,240 charge to the provision offset by $279 in net charge-offs. The amount of the allowance allocated to specific loans was $5,017 and $1,348 at December 31, 2007 and 2006, respectively. The increased provision since the end of last year was primarily due to loan growth as well as the economic market conditions discussed previously. Our net charge-offs as a percentage of average net loans outstanding has increased to .16% from .08% for 2006.

The following table presents an analysis of the Company’s allowance for loan losses for the last five years:

ALLOWANCE FOR LOAN LOSSES ANALYSIS

(Dollars in thousands)

	At December 31,
	2007	2006	2005	2004	2003
Average net loans outstanding during the period	$389,182	$362,606	$273,508	$196,968	$147,923

Total loans at period end	$403,163	$378,511	$339,540	$227,929	$182,527

Beginning balance of allowance for loan losses	$4,358	$3,397	$2,727	$2,275	$1,693
Loans charged-off:
Real estate	647	—	5	26	249
Commercial	—	250	76	155	168
Consumer	33	80	72	224	118

Total loans charged-off	680	330	153	405	535
Recoveries of loans previously charged-off:
Real estate	9	7	10	13	7
Commercial	22	19	50	21	46
Consumer	27	25	28	37	14

Total recoveries	58	51	88	71	67

Net charge-offs	622	279	65	334	468
Provision for loan losses	3,897	1,240	735	786	1,050

Ending balance of allowance for loan losses	$7,633	$4,358	$3,397	$2,727	$2,275

Net charge-offs as a percentage of average net loans outstanding	0.16%	0.08%	0.02%	0.17%	0.32%
Allowance for loan losses as a percentage of nonperforming loans	155.52%	490.21%	312.80%	339.60%	182.15%

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

Of the $31,017 of impaired loans, $4,908 of them are non-performing as of December 31, 2007. The remaining impaired loans are performing but considered impaired due to the possibility that the Bank will sustain some loss. The following table presents a summary of the Company’s non-performing assets for the last five years.

NON-PERFORMING ASSETS

(Dollars in thousands)

	At December 31,
	2007	2006	2005	2004	2003
Non-accrual loans	$4,908	$889	$1,086	$803	$1,249
Accruing loans delinquent 90 days or more	—	—	—	—	—

Total non-performing loans	4,908	889	1,086	803	1,249
Other real estate owned	—	—	—	—	—

Total non-performing assets	$4,908	$889	$1,086	$803	$1,249

Total non-performing assets to total assets	1.03%	0.20%	0.29%	0.29%	0.59%

The following table represents our best estimate of the allocation of the allowance for loan losses to the various segments of the loan portfolio based on information available as of the dates indicated. Also, due to the ongoing evaluation and changes in the basis for the allowance for loan losses, actual future charge-offs will not necessarily follow the allocations described below.

ALLOWANCE FOR LOAN LOSSES BY CATEGORY

(Dollars in thousands)

	At December 31,
	2007		2006		2005		2004		2003
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial	$3,218	19.0%	$1,432	15.7%	$1,166	16.2%	$246	15.5%	$277	17.4%
Real estate:
Residential	1,174	13.4%	304	15.6%	302	13.0%	279	15.5%	265	15.2%
Commercial	1,600	52.5%	1,782	51.5%	1,396	54.9%	1,837	57.2%	1,260	57.3%
Construction	935	11.7%	356	13.6%	258	13.3%	144	9.4%	63	7.0%
Consumer and other	278	3.4%	216	3.6%	214	2.6%	199	2.4%	84	3.1%
Unallocated	428	n/a	268	n/a	61	n/a	22	n/a	326	n/a

Total allowance for loan losses	$7,633	100.0%	$4,358	100.0%	$3,397	100.0%	$2,727	100.0%	$2,275	100.0%

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

Deposits

Our deposit base is our primary funding source. We believe that substantially all of our depositors are residents in our primary market area. We do not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the business.

Average total deposits increased $30,366, or 9%, to $386,025 in 2007. The largest increase by category of average deposits was certificates of deposit, which grew $36,568, or 15% from the previous year. The increase in total deposits from year to year is attributable to an aggressive calling effort and favorable interest rates on time deposits.

The following table presents the average balances and weighted average rates for our categories of deposits for the years ended December 31, 2007, 2006 and 2005:

AVERAGE DEPOSIT BALANCES and WEIGHTED AVERAGE RATES

(Dollars in thousands)

	Years Ended December 31,
	2007			2006			2005
	Average Balance	Average Rate	% of Total Deposits	Average Balance	Average Rate	% of Total Deposits	Average Balance	Average Rate	% of Total Deposits
Non-interest-bearing deposits	$37,665		9.8%	$41,081		11.6%	$33,666		12.9%
Interest-bearing deposits:
Interest-bearing checking	15,008	1.6%	3.9%	16,779	1.1%	4.7%	15,152	0.4%	5.8%
Money market	32,575	3.8%	8.4%	34,251	3.3%	9.6%	41,723	2.2%	16.0%
Savings	23,256	3.7%	6.0%	22,595	2.8%	6.4%	9,659	0.9%	3.7%
Time	277,521	5.2%	71.9%	240,953	4.6%	67.7%	160,731	3.6%	61.6%

Total	$386,025	4.3%	100.0%	$355,659	4.1%	100.0%	$260,931	2.4%	100.0%

The following table presents the maturity of certificates of deposit as of December 31, 2007:

CERTIFICATES of DEPOSIT MATURITY SCHEDULE

(In thousands)

	Deposits $100 and greater	Deposits less than $100	Total
Months to maturity:
Less than 3 months	$16,339	$32,501	$48,840
3 to 6 months	16,636	32,529	49,165
6 to 12 months	18,650	32,885	51,535
More than 12 months	46,836	89,007	135,843

Total	$98,461	$186,922	$285,383

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

Off-Balance Sheet Arrangements and Contractual Obligations

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. Our off-balance sheet arrangements and contractual obligations at December 31, 2007 are summarized in the table that follows. The amounts for commitments to extend credit and letters of credit are contingent obligations, some of which are expected to expire without being drawn upon. As a result, the amounts shown for these items do not necessarily represent future cash requirements. We believe that our current sources of liquidity are more than sufficient to fulfill the obligations we have as of December 31, 2007.

(Dollar amounts in thousands)	Total Amounts	One year or Less	Over One Year Through Three Years	Over Three Years Through Five Years	Over Five Years
Operating lease obligations	$7,419	$659	$1,378	$1,204	$4,178
Repurchase agreements	25,000	—	$25,000	—	—
FHLB advances and other borrowings	3,001	3,001	—	—	—

Total	$35,420	$3,660	$26,378	$1,204	$4,178

The Bank is under four operating leases. These are described in Note 4 of the Notes to the Consolidated Financial Statements.

Repurchase agreements and Federal Home Loan Bank advances and other borrowings are discussed in Note 7 and Note 6 of the Notes to the Consolidated Financial Statements, respectively.

The table below includes our off-balance sheet arrangements as of December 31, 2007.

(Dollar amounts in thousands)	Total Amounts	One Year or Less	Over One Year through Three Years	Over Three Years through Five Years	Over Five Years
Commitments to extend credit	$75,565	$22,384	$3,470	$1,875	$47,836
Standby letters of credit	3,641	3,018	623	—	—

Total	$79,206	$25,402	$4,093	$1,875	$47,836

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

Commitments to extend credit and standby letters of credit are disclosed in Note 16 of the Notes to the Consolidated Financial Statements.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

Capital

Stockholders’ equity increased $1,607 in 2007 to $50,133. Stockholders’ equity increased by $2,384 from net income and $496 from the issuance of common stock resulting from the exercise of options. Stockholders’ equity was reduced by $1,887 for dividends declared on common stock and increased $523, net of tax, for other comprehensive income relating to unrealized holding gains on available-for-sale securities. In January 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment. A total of $91 in stock-based compensation expense was recognized, resulting in an increase in additional paid-in capital during 2007. For the year ended December 31, 2007, the return on average equity was 3.80%, compared to 11.25% for the year ended December 31, 2006. For the year ended December 31, 2007, the return on average assets was 0.51%, compared to 1.29% for the year ended December 31, 2006.

At year-end 2007 there were 5,920,300 shares of common stock outstanding, compared to 5,874,450 shares at year-end 2006. There were 277 stockholders of record as of December 31, 2007 compared to 285 stockholders of record as of December 31, 2006. During 2005, we began declaring cash dividends. Dividends declared totaled 20 cents per common share in 2005, 29 cents per common share in 2006 and 32 cents per common share in 2007. Cash dividends declared totaled $1,172 in 2005, $1,702 in 2006 and $1,887 in 2007. Our dividend payout ratio for 2007 was 79.2% and our dividend yield was 3.24% compared to our divided payout ratio for 2006 of 31.9% and our dividend yield of 1.72%.

Our common stock trades on the NASDAQ Stock Market under the symbol FSTF. We began trading on December 15, 2004. Prior to that date there was no public market for our common stock. The high and low prices and dividend paid by quarter, for the years ended December 31, 2007 and 2006, are as follows:

COMMON STOCK PRICES AND DIVIDENDS

	2007			2006
	High	Low	Dividend	High	Low	Dividend
First quarter	$17.49	$15.87	$0.08	$16.00	$14.95	$0.06
Second quarter	18.25	15.00	0.08	18.95	15.55	0.07
Third quarter	18.99	14.25	0.08	19.25	16.45	0.08
Fourth quarter	15.43	7.73	0.08	18.25	16.00	0.08

Continued growth and profitability of the Company are dependent upon maintenance of adequate levels of capital. The capital adequacy of the Company is determined based on the level of capital as well as asset quality, liquidity and earnings history. At December 31, 2007, the Company and the Bank were rated “well capitalized” by their regulatory agency. It is our goal to maintain the “well capitalized” category for regulatory capital.

Regulatory capital guidelines divide capital into two tiers. Tier 1 capital consists of stockholders’ equity less goodwill and the unrealized gain/loss on available-for-sale securities. Tier 2 capital consists of Tier 1 capital plus the allowance for loan losses. In addition to Tier 1 and Tier 2 capital ratio requirements, regulatory capital guidelines set forth certain leverage capital requirements. This ratio is computed by dividing Tier 1 capital by unadjusted total assets. The Company’s leverage ratio at December 31, 2007, was 10.44%, compared to 10.89% at year-end 2006, and compared to the regulatory guideline of 5% for “well capitalized” institutions.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

The following table presents the regulatory capital levels and ratios of the Company at December 31, 2007, 2006 and 2005:

REGULATORY CAPITAL

(Dollars in thousands)

	December 31,
	2007	2006	2005
Tier 1 Capital:
Stockholders’ equity (1)	$49,802	$48,718	$44,856
Tier II Capital:
Allowance for loan loss	5,187	4,358	3,397

Total Capital	$54,989	$53,076	$48,253

Risk-adjusted assets	$447,104	$447,199	$341,514

Risk-based capital ratios (2)
Leverage ratio	10.44%	10.89%	12.54%
Tier I Capital	11.72%	12.17%	13.13%
Total Capital	12.94%	13.26%	14.13%

(1)	Adjusted for the unrealized gain/loss on securities available-for-sale.
(2)	The regulatory ratios for a “well capitalized” institution are: Tier I Capital 6%; Total Capital 10%; Leverage 5%.

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

For banks, liquidity represents the ability to meet both loan commitments and withdrawals of deposited funds. Funds to meet these needs can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect a bank’s ability to meet liquidity needs. The Bank’s principal sources of funds are deposits, payments, paydowns, and maturities on loans; payments, maturities, and sales of investments; and capital contributions by the Company. As additional sources of funds, the Bank has credit availability with the Federal Home Loan Bank amounting to $71,173 and Federal Funds purchased lines available at correspondent banks amounting to $5,000.

Cash and cash equivalents decreased $33,564 in 2007. The main contributor to this decrease was at the end of 2006, we invested the majority of our excess cash in federal funds sold based on the liquidity and loan need of the Company. As 2007 progressed, focus was put on increasing our investment portfolio with over $29,743 in securities purchased during the year.

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

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

The Bank uses interest rate sensitivity analysis (“GAP analysis”) to monitor the amount and timing of balances exposed to changes in interest rates. The GAP analysis is not relied upon solely to determine future reactions to interest rate changes because it is presented at one point in time and could change significantly from day-to-day. The table presented below shows the Bank’s GAP analysis at December 31, 2007:

INTEREST RATE SENSITIVITY ANALYSIS

(Dollars in thousands)

	Term to Repricing
	3 months or less	4 to 6 months	7 to 12 Months	1 to 3 Years	Over 3 Years	Total
Interest-earning assets:
Interest-bearing deposit in other bank	$423	$—	$—	$—	$—	$423
Federal funds sold	5,261	—	—	—	—	5,261
Investment securities	—	1,993	900	2,156	47,583	52,632
Federal Home Loan Bank stock	951	—	—	—	—	951
Loans	192,116	21,704	47,315	103,960	38,068	403,163

Total interest-earning assets	$198,751	$23,697	48,215	$106,116	$85,651	$462,430

Interest-bearing liabilities:
Interest-bearing checking	$14,711	$—	$—	$—	$—	$14,711
Money market	32,603	—	—	—	—	32,603
Savings	26,425	—	—	—	—	26,425
Time	48,840	49,165	51,535	72,942	62,901	285,383
Borrowings	1	—	3,000	25,000	—	28,001

Total interest-bearing liabilities	$122,580	$49,165	$54,535	$97,942	$62,901	$387,123

Interest sensitivity gap	$76,171	$(25,468)	$(6,320)	$8,174	$22,750	$75,307

Cumulative gap	$76,171	$50,703	$44,383	$52,557	$75,307	$75,307

Cumulative gap as a percentage of total interest-earning assets	16.47%	10.96%	9.60%	11.37%	16.29%

The Bank uses simulation analysis to quantify the effects of various immediate parallel shifts in interest rates on net interest income over the next 12 month period. Such a “rate shock” analysis requires key assumptions which are inherently uncertain, such as deposit sensitivity, cash flows from investments and loans, reinvestment options, our capital plan, market conditions and the timing, magnitude and frequency of interest rate changes, and other information. As a result, the simulation is only a best-estimate and cannot accurately predict the impact of future rate changes on net income. As of December 31, 2007, the Bank’s simulation analysis projects a decrease to net interest income of 6.1%, assuming an immediate parallel shift downward in interest rates by 200 basis points. If rates rise by 200 basis points, the simulation analysis projects net interest income would increase by 9.4%. These projected levels are within our policy limits.

Although interest rates have stabilized in the short term, the impact of adjustable rate loans and mortgages has been factored into the allowance for loan loss reserve. To mitigate our future risk associated with the repricing of loans management adheres to a conservative underwriting approach to

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

minimize this future risk. Furthermore, management has avoided the use of certain loan products typically associated with speculative real estate financing, such as negative amortization residential real estate loans and sub-prime lending.

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

Fourth Quarter Results

Net loss for the fourth quarter of 2007 was $657, compared to net income in the fourth quarter of 2006 of $1,465. Diluted (loss) earnings per share decreased to (12) cents per common share in the fourth quarter of 2007 compared to 24 cents per common share in the fourth quarter of 2006. Net interest income for the fourth quarter of 2007 was $3,965, a 12.2% decrease over fourth quarter 2006 net interest income of $4,515. The provision for loan losses was $3,075 for the fourth quarter of 2007 compared to $255 for the same period in 2006. The increase to the provision during the fourth quarter of 2007 was due to the decline in economic factors in the local markets, continued decreases in property values and the Bank’s continued analysis of its portfolio of residential real estate loans and smaller commercial loans.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – continued

Non-interest income decreased to $513 in the fourth quarter of 2007 versus $668 for the fourth quarter of 2006. There was an 8% decrease in service charges and fees and a 46% decrease in mortgage banking fees over the two quarters. The fourth quarter 2007 to fourth quarter 2006 decrease in mortgage banking fees is due to a decrease in volume. Non-interest expense declined to $2,491 in the fourth quarter of 2007 versus $2,615 in the fourth quarter of 2006. As noted earlier in this discussion, salaries and employee benefits decreased as the 2007 bonus accrual was reversed in the fourth quarter due to the fact that the Company did not achieve its 2007 budget target, partially offset by an increase in salaries due to employee additions. This decrease was partially offset by an increase in occupancy costs. To accommodate for the increase in the number of employees, the Company entered into a lease agreement that commenced in April 2007 for an additional 12,000 square feet, resulting in an increase in occupancy costs.

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

•	changes occurring in business conditions and inflation;

•	changes in technology;

•	changes in monetary and tax policies;

•	changes in the securities markets; and

•	other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

First State Financial Corporation

Sarasota, Florida

We have audited the accompanying consolidated balance sheets of First State Financial Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. We have also audited First State Financial Corporation’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First State Financial Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on our assessed risk. Our audits also included performing such other procedures as we considered necessary under the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First State Financial Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, First State Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Fort Lauderdale, Florida

February 19, 2008

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and December 31, 2006

(Dollar amounts in thousands)

	2007	2006
ASSETS
Cash and due from financial institutions	$5,408	$6,427
Federal funds sold	5,261	37,806

Cash and cash equivalents	10,669	44,233
Interest bearing deposits in other financial institutions	423	299
Securities, available-for-sale	52,632	24,860
Loans, net of allowance of $7,633 and $4,358	394,404	372,747
Federal Home Loan Bank stock	951	880
Premise and equipment, net	9,429	4,558
Other assets	6,380	5,871

Total Assets	$474,888	$453,448

LIABILITIES and STOCKHOLDERS’ EQUITY
Deposits
Demand	$36,071	$44,383
Interest-bearing checking	14,711	19,409
Money market	32,603	30,508
Savings	26,425	22,625
Time	285,383	283,394

Total deposits	395,193	400,319
Accrued interest payable and other liabilities	1,561	1,602
Repurchase agreements	25,000	—
Federal Home Loan Bank advances & other borrowings	3,001	3,001

Total Liabilities	424,755	404,922
Commitments and contingent liabilities	—	—
Stockholders’ Equity
Common stock, $1 par value; 25,000,000 shares authorized;
2007 – 5,920,300 shares outstanding;
2006 – 5,874,450 shares outstanding	5,920	5,874
Additional paid-in capital	32,515	31,974
Retained earnings	11,367	10,870
Accumulated other comprehensive gain (loss)	331	(192)

Total Stockholders’ Equity	50,133	48,526

Total Liabilities and Stockholders’ Equity	$474,888	$453,448

See Notes to Consolidated Financial Statements

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2007, 2006 and 2005

(Dollar amounts in thousands except per share data)

	2007	2006	2005
Interest and Dividend Income
Loans, including fees	$32,502	$29,813	$19,771
Taxable securities	1,403	718	640
Tax exempt securities	364	290	71
Federal funds sold and other	573	570	299

	34,842	31,391	20,781
Interest Expense

Deposits	16,759	13,031	6,871
Federal Home Loan Bank advances and other borrowings	793	500	397

	17,552	13,531	7,268

Net Interest Income	17,290	17,860	13,513
Provision for Loan Losses	3,897	1,240	735

Net Interest Income After Provision for Loan Losses	13,393	16,620	12,778
Non-interest Income
Service charges and other fees	1,401	1,336	1,026
Mortgage banking fees	674	1,367	1,151
Other	86	146	62

	2,161	2,849	2,239
Non-interest Expense
Salaries and employee benefits	7,389	6,962	5,448
Occupancy and equipment	1,848	1,542	1,194
Data processing	638	570	525
Professional services	394	305	175
Stationery and supplies	234	184	183
Advertising and marketing	136	243	250
Other	1,205	1,156	1,116

	11,844	10,962	8,891

Income Before Income Taxes	3,710	8,507	6,126
Income tax expense	1,326	3,166	2,289

Net Income	$2,384	$5,341	$3,837

Earnings per share
Basic	$0.40	$0.91	$0.65
Diluted	$0.40	$0.90	$0.65
Average common shares outstanding
Basic	5,896,746	5,868,528	5,860,599
Diluted	5,918,034	5,911,223	5,890,702
Dividends per share	$0.32	$0.29	$0.20

See Notes to Consolidated Financial Statements

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

for the years ended December 31, 2007, 2006 and 2005

(Dollar amounts in thousands except share data)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total
Balance at January 1, 2005	5,856,265	$5,856	$31,860	$4,566	$(129)	$42,153
Comprehensive income:
Net income				3,837		3,837
Change in net unrealized gain (loss) on investment securities available-for-sale, net of tax effects					(244)	(244)

Total Comprehensive Income						3,593
Exercise of stock options	7,000	7	12			19
Offering costs related to 2004 stock issuance			(109)			(109)
Cash dividend declared, $.20 per share				(1,172)		(1,172)

Balance at December 31, 2005	5,863,265	$5,863	$31,763	$7,231	$(373)	$44,484
Comprehensive income:
Net income				5,341		5,341
Change in net unrealized gain (loss) on investment securities available-for-sale, net of tax effects					181	181

Total Comprehensive Income						5,522
Stock-based compensation			125			125
Exercise of stock options	11,185	11	86			97
Cash dividend declared, $.29 per share				(1,702)		(1,702)

Balance at December 31, 2006	5,874,450	$5,874	$31,974	$10,870	$(192)	$48,526
Comprehensive income:
Net income				2,384		2,384
Change in net unrealized gain (loss) on investment securities available-for-sale, net of tax effects					523	523

Total Comprehensive Income						2,907
Stock-based compensation			91			91
Exercise of stock options	45,850	46	450			496
Cash dividend declared, $.32 per share				(1,887)		(1,887)

Balance at December 31, 2007	5,920,300	$5,920	$32,515	$11,367	$331	$50,133

See Notes to Consolidated Financial Statements

FIRST STATE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2007, 2006 and 2005

(Dollar amounts in thousands)

	2007	2006	2005
Cash flows from operating activities:
Net income	$2,384	$5,341	$3,837
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	3,897	1,240	735
Depreciation	442	425	377
Net (accretion) amortization of securities	(118)	34	87
Stock-based compensation	91	125	—
Net change in other assets	(671)	(394)	(2,915)
Net change in accrued expenses and other liabilities	(41)	23	113

Net cash from operating activities	5,984	6,794	2,234

Cash flows from investing activities:
Net change in time deposits	(124)	42	(191)
Available-for-sale securities:
Maturities, prepayments and calls	2,928	2,326	4,252
Purchases	(29,743)	(6,590)	(8,504)
Loan originations and payments, net	(25,554)	(39,393)	(110,934)
Net (purchase) sale of FHLB stock	(71)	298	56
Net change in premise and equipment	(5,314)	(387)	(690)

Net cash used in investing activities	(57,878)	(43,704)	(116,011)

Cash flows from financing activities:
Net change in deposits	(5,125)	87,694	100,241
Net change in short-term borrowings	—	(11,000)	11,000
Proceeds from long-term borrowings	25,000	10,000	—
Repayment of long-term borrowings	—	(10,000)	(15,000)
Proceeds from exercise of stock options	342	97	19
Offering costs related to 2004 stock issuance	—	—	(109)
Cash dividend paid	(1,887)	(1,702)	(1,172)

Net cash from financing activities	18,330	75,089	94,979

Net change in cash and cash equivalents	(33,564)	38,179	(18,798)
Beginning cash and cash equivalents	44,233	6,054	24,852

Ending cash and cash equivalents	$10,669	$44,233	$6,054

Supplemental cash flow information
Interest paid	$17,409	$13,178	$7,113
Income taxes paid	$2,515	$3,720	$2,300

See Notes to Consolidated Financial Statements

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, and 2006

1.	Organization and Summary of Significant Accounting Policies

Organization

First State Financial Corporation, a bank holding company, was incorporated on August 13, 1997 to hold its wholly owned banking subsidiary, First State Bank (the “Bank”). The Bank, a Florida chartered banking corporation, is a community oriented commercial bank with emphasis on retail banking. The Bank has seven facilities located in Sarasota County and Pinellas County, Florida.

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

Cash and Cash Equivalents

Cash equivalents include amounts due from banks and federal funds sold. The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The amounts of the reserve requirement at December 31, 2007 and 2006 were approximately $1,458 and $1,545 respectively.

Interest-bearing Deposits in Other Financial Institutions

Interest-bearing deposits in other financial institutions are carried at cost.

Investment Securities

Investment securities to be held for indefinite periods of time and not intended to be held-to-maturity are classified as available-for-sale. Assets included in this category are those that management intends to use as part of its asset / liability management strategy and that may be sold in response to changes in interest rates and other factors related to interest rate and resultant prepayment risk changes. Securities available-for-sale are recorded at fair value. Unrealized holding gains and losses on securities available-for-sale, net of tax, are included as accumulated other comprehensive income in the consolidated balance sheets until these gains or losses are realized.

Interest income includes amortization of purchases premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date basis and determined using the specific identification method.

If a security has a decline in fair value that is other-than-temporary, then the security will be written down to its fair value by recording a loss in the consolidated statement of income. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value. Refer to Note 2 for a detailed discussion on investment securities.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

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

Allowance for Loan Losses

The allowance for loan losses is reported at a level that is sufficient to absorb probable incurred loan losses. Management’s evaluation of the adequacy of the allowance is based on a review of the risks inherent in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of the collateral, the historical loan loss experience of the Bank and an analysis of the levels and trends of delinquencies, charge-offs, the risk ratings of the various loan categories, and other information. The level and trend of interest rates and the condition of the national and local economies are also considered.

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

Mortgage Banking Fees

Mortgage banking fees represent fees collected from table funding arrangements. In a table funding arrangement, the Company acts as an agent on behalf of government agencies and other mortgage investment companies. Fees are recognized when the loan closes.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

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

While a loan is classified as nonaccrual and the future collectability of the recorded loan balance is doubtful, collections of principal and interest are generally applied as a reduction to principal outstanding. When the future collectability of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

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

Other Real Estate Owned

Other real estate owned is comprised of real estate and other assets acquired through foreclosure, acceptance of a deed in lieu of foreclosure or otherwise acquired from the debtor in lieu of repayment of the debt. Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Revenues, expenses and subsequent adjustments to fair value less estimated costs to sell are classified as expenses for other real estate owned. At December 31, 2007 and 2006, there was no other real estate owned.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are disclosed in Note 8 of the Notes to Consolidated Financial Statements.

The Company adopted FASB Interpretation 48, Accounting for Uncertainly in Income Taxes (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s financial statements.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Earnings Per Share

Earnings per share is computed on the weighted average number of common shares outstanding during the year. Earnings per share, assuming dilution, assumes the maximum dilutive effect of the average number of shares from stock options. The components of earnings per share are disclosed in Note 9 of the Notes to Consolidated Financial Statements.

Stock Transactions

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. As of December 31, 2007, there were existing options that were expected to result in additional compensation expense of approximately $60 in 2008.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method. Under this method, no stock-based compensation cost is reflected in the net income for the year ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for the year ending December 31, 2005 (in thousands except for per share amounts):

2005
Net income as reported	$3,837
Deduct total stock based employee and director compensation expense determined under the fair value based method for all awards, net of related tax effects	(63)

Pro forma net income	$3,774

Earnings per share:
Basic – as reported	$0.65
Basic – pro forma	$0.64
Diluted – as reported	$0.65
Diluted – pro forma	$0.64

Derivatives

All derivative financial instruments are recognized as assets or liabilities at fair value. The Company’s derivative consists of an interest rate swap agreement, which is used as part of its asset / liability management to help manage interest rate risk. The Company does not use derivatives for trading purposes. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 17 of the Consolidated Financial Statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments

While management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Effect of Newly Issued But Not Yet Effective Accounting Standards

In September 2006, the FASB issued Statement No, 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The impact of adoption is not expected to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets for financial liabilities as of January 1, 2008.

2.	Investment Securities

The amortized cost and fair values of investment securities are summarized as follows:

	December 31, 2007
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government agencies	$16,428	$561	($22)	$16,967
Municipals	10,952	53	(141)	10,864
Mortgage-backed securities	24,721	247	(167)	24,801

	$52,101	$861	($330)	$52,632

	December 31, 2006
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government agencies	$6,319	$35	($62)	$6,292
Municipals	8,231	107	(21)	8,317
Mortgage-backed securities	10,618	—	(367)	10,251

	$25,168	$142	($450)	$24,860

The fair values of investment securities at December 31, 2007, by contractual maturity, are shown below. Securities not due at a single maturity date, primarily mortgaged-backed securities, are shown separately.

(Dollars in thousands)	Fair Value
Due in one year or less	$1,993
Due from one to five years	501
Due from five to ten years	193
Due after ten years	25,144
Mortgage-backed securities	24,801

$52,632

Securities pledged at year-end 2007 and 2006 had a carrying amount of $35,892 and $8,259, respectively, and were pledged to secure public funds and borrowings. At December 31, 2007 and 2006, the Company held securities of the Federal National Mortgage Association (“FNMA”) of 18.2% and 15.2%, respectively, of stockholders’ equity. No securities were sold during 2007, 2006 or 2005. At year-end 2007 and 2006, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders’ equity.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

The following tables classify those securities in an unrealized loss position at December 31, 2007 and December 31, 2006, based upon length of time in a continuous loss position. The tables show the current fair value of the securities and the amount of unrealized loss for each category of investment.

	As of December 31, 2007
	Less than 12 months		12 months or more		Total
(In thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agencies	$1,200	$13	$1,491	$9	$2,691	$22
Municipals	3,419	81	1,750	60	5,169	141
Mortgage-backed securities	1,170	21	7,292	146	8,462	167

	$5,789	$115	$10,533	$215	$16,322	$330

	As of December 31, 2006
	Less than 12 months		12 months or more		Total
(In thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agencies	$497	$2	$3,440	$60	$3,937	$62
Municipals	2,784	16	346	5	3,130	21
Mortgage-backed securities	358	6	9,862	361	10,220	367

	$3,639	$24	$13,648	$426	$17,287	$450

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

At December 31, 2007, 45 debt securities had unrealized losses with aggregated depreciation of 2.0% from the Company’s amortized cost basis. At December 31, 2006, 42 debt securities had unrealized losses with aggregated depreciation of 2.5%. As management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other-than-temporary.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

3.	Loans and Allowance for Loan Losses

The distribution of loans, by type, was as follows (in thousands):

	December 31,
	2007	2006
Commercial	$76,630	$59,506
Real estate:
Residential	54,058	58,863
Commercial	211,516	194,992
Construction	47,308	51,426
Consumer and other	13,651	13,724

	403,163	378,511
Less: Deferred loan fees, net	(1,126)	(1,406)
Allowance for loan losses	(7,633)	(4,358)

Total loans, net	$394,404	$372,747

Loans on which the accrual of interest has been discontinued amounted to $4,908 and $889 at December 31, 2007 and 2006, respectively. No interest income was recognized for nonaccrual loans. There were no loans over 90 days past due and still accruing interest at December 31, 2007 or December 31, 2006.

The average of individually impaired loans during 2007 and 2006 was $14,168 and $6,461, respectively. Interest income recognized during impairment and cash basis interest income during 2007 was $1,059. Interest income recognized during impairment and cash basis interest income during 2006 and 2005 was not material.

Impaired loans were as follows (in thousands):

	2007	2006
Year-end loans with no allocated allowance for loan losses	$13,634	$8,295
Year-end loans with allocated allowance for loan losses	17,383	2,403

	$31,017	$10,698

Amount of the allowance for loan losses allocated	$5,017	$1,348

Transactions in the allowance for loan losses for the years ended December 31, 2007, 2006 and 2005 were as follows (in thousands):

	2007	2006	2005
Balance, beginning of year	$4,358	$3,397	$2,727
Provision charged to operations	3,897	1,240	735
Loans charged off	(680)	(330)	(153)
Recoveries	58	51	88

Balance, end of year	$7,633	$4,358	$3,397

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

The total amount of loans to directors and executive officers amounted to $3,287 and $3,332 at December 31, 2007 and 2006, respectively. Loans and advances during 2007 include existing loans of directors added to the Board during 2007. Transactions for loans to directors and executive officers for the years ended December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
Balance, beginning of period	$3,332	$3,501
Loans and advances	1,223	3,162
Payments	(1,268)	(3,331)

Balance, end of period	$3,287	$3,332

4.	Premises and Equipment and Lease Commitments

Premises and equipment were as follows (in thousands):

	December 31,
	2007	2006
Land and improvements	$5,394	$1,478
Buildings	3,416	3,275
Leasehold and improvements	639	449
Furniture, fixtures and equipment	2,902	2,389
Construction in process	345	86

	12,696	7,677

Less: Accumulated depreciation and amortization	(3,267)	(3,119)

	$9,429	$4,558

The Bank leases two of its branch facilities, one of two floors it occupies at its main headquarters and a facility to centralize certain operations and departments. Rental expense was approximately $496, $207, and $80 in 2007, 2006 and 2005, respectively. Rent commitments under these noncancelable operating leases are as follows (in thousands):

Year ending December 31,
2008	$659
2009	677
2010	701
2011	593
2012	611
Thereafter	4,178

$7,419

5.	Deposits

Time deposits of $100 or more were $98,461 and $90,353 at year-end 2007 and 2006. At December 31, 2007, the scheduled maturities of time deposits are as follows (in thousands):

2008	$149,540
2009	58,224
2010	14,718
2011	52,620
2012 and thereafter	10,281

$285,383

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

6.	Federal Home Loan Bank Advances and Other Borrowings

Federal Home Loan Bank (FHLB) advances and other borrowings were as follows (in thousands):

	December 31,
	2007	2006
Line of credit, Independent Bankers’ Bank, 6.25% at December 31, 2007	$1	$1
Fixed rate FHLB advance, 5.51%, due June 2008	3,000	3,000

	$3,001	$3,001

The FHLB advance is payable at its maturity date and carries a prepayment penalty on the fixed rate advance. The borrowings were collateralized by $4,773 and $6,031 of securities at year-end 2007 and 2006 and a blanket pledge of a portion of the Bank’s mortgage loan portfolio at year-end 2007 and 2006.

The Company has a $4,000 line of credit with another financial institution. Borrowings outstanding on this line of credit totaled $1 at December 31, 2007 and 2006. Interest on this line of credit adjusts daily at the Prime Rate published in The Wall Street Journal less 1%. The line of credit is secured by all of the preferred and common stock of the Company’s bank subsidiary, First State Bank. The line of credit was renewed in April 2007 and matures in April 2008.

7.	Repurchase Agreements

During the year ended 2007, the Bank entered into $25,000 of ten-year repurchase agreements, whereby higher yielding long-term securities were purchased to increase the duration of earning assets and shorten the duration of liabilities. The securities were then sold under agreements to repurchase. One $15,000 agreement has a fixed interest rate of 4.69% for the first three years and is variable thereafter. One $5,000 agreement has a 4.97% fixed interest rate. Another $5,000 agreement has an adjustable interest rate which is 100 basis points below the 3 month LIBOR and converts to a fixed rate after 3 years. The agreements are callable quarterly after a three-year period or immediately if the Bank does not maintain its “well capitalized” status with the FDIC. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2007	2006	2005
Average daily balance during the year	$11,250	$—	$—
Average interest rate during the year	4.70%	—%	—%
Maximum month-end balance during the year	$25,000	$—	$—
Weighted average interest rate at year end	4.63%	—%	—%

8.	Income Taxes

The components of the provision for income taxes for the years ended December 31, 2007, 2006 and 2005 were as follows (in thousands):

	2007	2006	2005
Current – Federal	$1,958	$2,999	$2,004
Current – State	354	513	347
Deferred – Federal	(842)	(295)	(53)
Deferred – State	(144)	(51)	(9)

	$1,326	$3,166	$2,289

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

Effective tax rates differ from the federal statutory rate of 34% applied to income before income taxes due to the following (in thousands):

	2007	2006	2005
Federal statutory rate times financial statement income	$1,261	$2,892	$2,083
Adjusted for the effect of:
State taxes, net of Federal benefit	139	313	223
Other, net	(74)	(39)	(17)

	$1,326	$3,166	$2,289

The components of the net deferred tax asset as of December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
Deferred tax asset:
Allowance for loan losses	$2,700	$1,455
Net operating loss carryforward	92	150
Net unrealized loss on securities available-for-sale	—	116
Nonaccrual loans	26	104
Accrued expenses	17	—

	2,835	1,825
Deferred tax liabilities:
Depreciation	(109)	(29)
Loan origination costs	(119)	(117)
Net unrealized gain on securities available for sale	(200)	—
Prepaid expenses	(58)	—

	(486)	(146)

Net deferred tax asset	$2,349	$1,679

9.	Earnings Per Share

The factors used in the earnings per share computation are as follows (in thousands, except for per share data):

	2007	2006	2005
BASIC:
Net income	$2,384	$5,341	$3,837

Weighted average common shares outstanding	5,896,746	5,868,528	5,860,599

Basic earnings per common share	$0.40	$0.91	$0.65

DILUTED:
Net income	$2,384	$5,341	$3,837

Weighted average common shares outstanding for basic earnings per common share	5,896,746	5,868,528	5,860,599
Dilutive effects of assumed exercises of stock options	21,288	42,695	30,103

Average shares and dilutive potential common shares	5,918,034	5,911,223	5,890,702

Diluted earnings per common share	$0.40	$0.90	$0.65

There were 39,000 options considered antidilutive for 2007. There were no stock options considered anitdilutive for 2006 or 2005.

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

10.	Employee Benefit Plan

The Bank has a 401(k) benefit plan covering substantially all eligible employees. The Bank’s expense related to the plan was approximately $75, $67 and $24 in 2007, 2006 and 2005, respectively.

11.	Contingencies

Periodically, the Company is involved in litigation arising from the ordinary course of business. In the opinion of management, the outcome of such litigation will not have a significant effect on financial position or results of operations.

12.	Stock Based Compensation

The Company has a 2004 Stock Plan which provides for the grants of options to purchase common stock to directors and employees. This plan replaces the 1996 Non-Qualified Stock Option Plan. Under the terms of the Plan, the option price is not less than the fair market value of the common stock on the date of grant. The number of shares reserved under the 2004 Stock Plan is 500,000 less the 65,300 outstanding options under the 1996 Plan. At December 31, 2007, there were 324,225 options available for future grants under the 2004 Stock Plan.

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

Options were granted during the first and second quarters of 2007. The fair value of options granted in the first quarter of 2007 was $4.98 per option. The fair value of options granted in the second quarter of 2007 was $5.40 per option. The fair value of options granted in 2006 was $3.17 per option and the fair value of options granted in 2005 was $2.48 per option. The fair value of the options granted in 2007, 2006 and 2005 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	4.86%	4.61%	4.46%
Expected term in years	6.5	6.5	6.5
Expected stock price volatility	25.36%	10.81%	15.16%
Dividend yield	1.73%	1.29%	1.70%

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

A summary of the activity in the stock option plan for 2007 follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding, January 1, 2007	171,615	$10.92
Granted	34,000	17.23
Forfeited or expired	(62,625)	12.81
Exercised	(45,850)	7.45

Options outstanding, December 31, 2007	97,140	$13.54	7.7	$9

Options exercisable at year-end	27,510	$11.79	6.9	$9

Information related to the stock option plan during each year follows:

	2007	2006	2005
Intrinsic value of options exercised (1)	$494	$146	$103
Cash received from option exercises (1)	$342	$42	$19
Tax benefit realized from option exercises (1)	$154	$55	—
Weighted average fair value of options granted	$5.10	$3.17	$2.48

(1)	Rounded to the nearest thousand

As of December 31, 2007, there was $117 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted average period of 2.4 years.

13.	First State Financial Corporation (Parent Company Only) Financial Information

Condensed Balance Sheets

(In thousands)

	December 31,
	2007	2006
Assets:
Cash and cash equivalents	$355	$7
Investment in banking subsidiary	49,606	48,478
Other assets	229	99

Total assets	$50,190	$48,584

Liabilities and stockholders’ equity
Other borrowings	$1	$1
Other liabilities	56	57
Stockholders’ equity	50,133	48,526

Total liabilities and stockholders’ equity	$50,190	$48,584

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

Condensed Statements of Income

(In thousands)

	Years ended December 31,
	2007	2006	2005
Income:
Dividends from subsidiary	$2,077	$1,770	$873

Total income	2,077	1,770	873

Expenses:
Interest expense	—	—	(20)
Stock-based compensation	—	(125)	—
Other expenses	(326)	(250)	(175)

Total expenses	(326)	(375)	(195)

Income before income taxes and equity in undistributed earnings of subsidiary	1,751	1,395	678
Benefit for income taxes	(119)	(94)	(73)

Income before equity in undistributed earnings of subsidiary	1,870	1,489	751
Equity in undistributed earnings	514	3,852	3,086

Net income	$2,384	$5,341	$3,837

Condensed Statements of Cash Flows

(In thousands)

	Years ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$2,384	$5,341	$3,837
Adjustments:
Equity in undistributed earnings of subsidiary	(514)	(3,852)	(3,086)
Stock-based compensation	—	125	—
Change in other assets and other liabilities	23	(59)	249

Net cash from operating activities	1,893	1,555	1,000

Cash flows from investing activities:
Capital contribution to subsidiary	—	—	—

Cash flows from financing activities:
Offering costs related to 2004 stock issuance	—	—	(109)
Proceeds from exercise of stock options	342	97	19
Cash dividends paid	(1,887)	(1,702)	(1,172)

Net cash used in financing activities	(1,545)	(1,605)	(1,262)

Net change in cash and cash equivalents	348	(50)	(262)
Cash and cash equivalents at beginning of year	7	57	319

Cash and cash equivalents at end of year	$355	$7	$57

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

14.	Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined by regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category. Actual capital amounts (dollars in thousands) and ratios are presented in the table.

	Actual		For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount	Ratio
As of December 31, 2007:
Total Capital (to risk-weighted assets):
Consolidated	$54,989	12.94%	≥	$ 31,615	≥	8.00%	n/a	n/a
Bank	54,462	12.82%	≥	31,615	≥	8.00%	$39,519	10.00%

Tier I capital (to risk weighted assets):
Consolidated	49,802	11.72%	≥	15,808	≥	4.00%	n/a	n/a
Bank	49,275	11.60%	≥	15,807	≥	4.00%	23,711	6.00%

Tier I capital (to average assets):
Consolidated	49,802	10.44%	≥	19,084	≥	4.00%	n/a	n/a
Bank	49,275	10.33%	≥	19,084	≥	4.00%	23,855	5.00%

As of December 31, 2006:
Total Capital (to risk-weighted assets):
Consolidated	$53,076	13.26%	≥	$ 29,853	≥	8.00%	n/a	n/a
Bank	53,028	13.25%	≥	29,853	≥	8.00%	$37,316	10.00%

Tier I capital (to risk weighted assets):
Consolidated	48,718	12.17%	≥	14,926	≥	4.00%	n/a	n/a
Bank	48,670	12.16%	≥	14,926	≥	4.00%	22,389	6.00%

Tier I capital (to average assets):
Consolidated	48,718	10.89%	≥	17,888	≥	4.00%	n/a	n/a
Bank	48,670	10.96%	≥	17,763	≥	4.00%	22,203	5.00%

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

Dividends

Dividends paid by the Bank to the Company are subject to the financial condition of the Bank and practical business considerations relating to utilization of funds. Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to stockholders without prior approval of the bank’s regulatory agency. Dividend payments are generally limited to earnings of the Bank, as defined for regulatory purposes, for the current period and the full two preceding years. During 2008, the Company could, without prior regulatory approval, declare dividends of approximately $4,136 plus any 2008 net profits as of the date of the dividend declaration.

15.	Derivatives and Hedging Activities

The Company has an interest rate swap agreement to make or receive variable interest payments in exchange for fixed interest payments. The interest rate swap is used to mitigate overall risk to changes in interest rates during the life of the swap and is a component of the Company’s asset / liability management strategy to reduce the risk that changes in interest rates will change net interest margin. The notional amount of the interest rate swap does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the interest rate swap.

The interest rate swap has been designated as a fair value hedge of an FHLB advance. As such, the aggregate fair value of the swap is recorded in liabilities. The fair value of interest rate swaps is based on market prices or dealer quotes. The Company expects the hedge to remain fully effective during the remaining term of the swap.

Summary information about the interest rate swap for 2007 and 2006 year-ends follows (dollar amounts in thousands):

	2007	2006
Notional amount	$3,000	$3,000
Weighted average pay rate	6.31%	5.97%
Fixed receive rate	5.51%	5.51%
Maturity	.5 years	1.5 years
Fair value of swap	$4	$25

16.	Financial Instruments with Off-Balance Sheet Risk and with Concentrations of Credit Risk

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

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

The contractual amount of financial instruments with off-balance sheet risk was as follows at year-end (in thousands):

	2007	2006
Loan commitments and unused credit lines	$75,565	$71,912
Unused letters of credit	3,641	3,286

Loan commitments and unused credit lines consist of $14,201 of fixed rate commitments and $61,364 of variable rate commitments at December 31, 2007. Fixed rate loan commitments have interest rates ranging from 5.59% to 8.50% with maturities ranging from one month to 10 years. Included in the fixed and variable loan commitments and unused credit lines are $2,800 and $32,727 due on demand, respectively. At December 31, 2006, loan commitments and unused credit lines consisted of $6,593 of fixed rate commitments and $65,319 of variable rate commitments. Fixed rate commitments had interest rates ranging from 5.59% to 8.25% with maturities ranging from nine days to five years. Unused letters of credit are not assigned a rate until used and expire within one year.

Concentrations of Credit Risk

The Bank primarily grants loans for which real estate is the collateral. As of December 31, 2007, real estate mortgages represent 77.6% of total loans. As of December 31, 2007, the largest credit relationship was $12,566, representing 3.1% of total loans.

The Company’s main concentration by industry is real estate rental and leasing, representing 35.3% of our loan portfolio.

17.	Disclosure About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents and Interest Bearing Deposits

For these short-term investments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

The fair value of investment securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Note 2 in the Notes to the Consolidated Financial Statements provides information on estimated fair values at December 31, 2007 and 2006.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

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

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2007 and 2006 are as follows:

	2007		2006
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair value
Financial Assets
Cash and cash equivalents	$10,669	$10,669	$44,233	$44,233
Interest bearing deposits	423	423	299	299
Securities, available-for-sale	52,632	52,632	24,860	24,860
Loans, net	394,404	394,582	372,747	370,380
Federal Home Loan Bank stock	951	951	880	880
Accrued interest receivable	2,277	2,277	1,982	1,982

Financial Liabilities
Deposits	395,193	398,659	400,319	401,119
Federal Home Loan Bank advances	3,000	3,000	3,000	3,000
Repurchase agreements	25,000	26,237	—	—
Other borrowings	1	1	1	1
Accrued interest payable	968	968	826	826

FIRST STATE FINANCIAL CORPORATION and SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, December 31, 2007 and 2006

18.	Quarterly Financial Data (unaudited)

	Interest Income	Net Interest Income	Net Income	Earnings per share Basic	Earnings per share Diluted
2007
First quarter	$8,658	$4,571	$1,269	$0.22	$0.21
Second quarter	8,481	4,292	797	0.14	0.14
Third quarter	8,987	4,462	975	0.16	0.16
Fourth quarter	8,716	3,965	(657)	(0.12)	(0.12)

2006
First quarter	$6,899	$4,244	$1,158	$0.20	$0.20
Second quarter	7,690	4,518	1,339	0.23	0.23
Third quarter	8,218	4,583	1,379	0.24	0.23
Fourth quarter	8,584	4,515	1,465	0.24	0.24

Net loss for the fourth quarter of 2007 was $657, compared to net income in the fourth quarter of 2006 of $1,465. This decrease in income is primarily due to the increase in the provision for loan losses of $3,075 for the fourth quarter of 2007 compared to $255 for the same period in 2006. The increase to the provision during the fourth quarter of 2007 was due to the decline in economic factors in the local markets, continued decreases in property values and the Bank’s continued analysis of its portfolio of residential real estate loans and smaller commercial loans.